   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 15, 1997



                                                      REGISTRATION NO. 333-34415

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 1


                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------
                               STAGE STORES, INC.
             (Exact name of registrant as specified in its charter)

          DELAWARE                             5311                            76-0407711
(State or other jurisdiction       (Primary Standard Industrial             (I.R.S. Employer
     of incorporation or           Classification Code Number)           Identification Number)
        organization)

                               10201 MAIN STREET
                               HOUSTON, TX 77025
                           TELEPHONE: (713) 667-5601
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ---------------------
                                MR. CARL TOOKER
                               STAGE STORES, INC.
                               10201 MAIN STREET
                               HOUSTON, TX 77025
                           TELEPHONE: (713) 667-5601
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   COPIES TO:

               LANCE C. BALK                                     MORTON A. PIERCE
              KIRKLAND & ELLIS                                   DEWEY BALLANTINE
            153 EAST 53RD STREET                           1301 AVENUE OF THE AMERICAS
       NEW YORK, NEW YORK 10022-4675                      NEW YORK, NEW YORK 10019-6092
         TELEPHONE: (212) 446-4800                          TELEPHONE: (212) 259-8000

                             ---------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE


===========================================================================================================
                                                                    PROPOSED
                                                                    MAXIMUM
      TITLE OF EACH CLASS OF              AMOUNT TO BE             AGGREGATE               AMOUNT OF
    SECURITIES TO BE REGISTERED          REGISTERED(1)         OFFERING PRICE(2)        REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per
  share............................          24,069                 $807,996                $244.85
===========================================================================================================



(1) 6,423,949 shares were registered in connection with the original filing on August 26, 1997. 24,069 represents additional shares being registered.


(2) Estimated solely for the purpose of calculating the registration fee for the additional 24,069 shares.

                             ---------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                SUBJECT TO COMPLETION, DATED SEPTEMBER 15, 1997



                                6,448,018 Shares


                            [STAGE STORES INC. LOGO]

                                  Common Stock

                                ($.01 par value)

                             ---------------------

All of the shares of Common Stock, par value $.01 per share (the "Common Stock")
   of Stage Stores, Inc., a Delaware corporation ("Stage" or the "Company"), offered hereby (the "Offering") are being sold by the Selling Stockholders named herein under "Principal and Selling Stockholders." The Company will not receive any proceeds from the sale of shares by the Selling Stockholders.


   The Common Stock is listed on the Nasdaq National Market under the symbol "STGE". On September 15, 1997, the last reported sales price of the Common Stock on the Nasdaq National Market was 35.13 per share. See "Price Range of Common
                                    Stock."


FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH
 AN INVESTMENT IN COMMON STOCK, SEE "RISK FACTORS" BEGINNING ON PAGE 12 HEREIN.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                    ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                        Underwriting         Proceeds to
                                                    Price to           Discounts and           Selling
                                                     Public             Commissions        Stockholders(1)
                                             ---------------------- -------------------- --------------------
Per Share..................................            $                     $                    $
Total (2)..................................            $                     $                    $

(1)  Before deduction of expenses payable by the Selling Stockholders estimated
     at $       . The Company will pay expenses related to the Offering
     estimated at $       .

(2) The Company has granted the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase a maximum of 650,000 additional shares to cover over-allotments of shares. If the option is
     exercised in full, the total Price to Public will be $          ,
     Underwriting Discounts and Commissions will be $          , Proceeds to
     Selling Stockholders will be $          , and Proceeds to the Company will
     be $          .

     The shares are offered by the several Underwriters when, as and if delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that the shares will be ready
for delivery on or about             , 1997, against payment in immediately
available funds.

CREDIT SUISSE FIRST BOSTON                              BEAR, STEARNS & CO. INC.

                      Prospectus dated             , 1997.

                                   [PICTURES]

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OFFERED HEREBY, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. References in this Prospectus to the Company shall, as the context requires, refer to Stage Stores, Inc. ("Stage"), together with its wholly owned subsidiaries. Unless otherwise specified, the information contained herein assumes that the Underwriters' over-allotment option is not exercised. References to a particular year are to the Company's fiscal year which is the 52 or 53 week period ending on the Saturday closest to January 31 of the following calendar year (e.g., a reference to "1996" is a reference to the fiscal year ended February 1, 1997).

                                  THE COMPANY

     The Company operates the store of choice for well known, national brand name family apparel in over 400 small towns and communities across the central United States. The Company has recognized the high level of brand awareness and demand for fashionable, quality apparel by consumers in small markets and has identified these markets as a profitable and underserved niche. The Company has developed a unique franchise focused on small markets, differentiating itself from the competition by offering a broad range of branded merchandise with a high level of customer service in convenient locations.

     As of August 2, 1997, the Company operated 578 stores in 24 states throughout the central United States primarily under the "Stage," "Bealls" and "Palais Royal" trade names. Of these stores, the Company acquired 246 stores through the acquisition (the "Acquisition") of C.R. Anthony Company ("CR Anthony") on June 26, 1997. The Company intends to convert the acquired stores to its existing format and trade names during the remainder of 1997 and the first half of 1998. See "The Acquisition." Approximately 80% of the Company's stores are located in small markets and communities with populations generally below 30,000 people, some with as few as 4,000 people. The remainder of the Company's stores operate in metropolitan areas, primarily in suburban Houston. The Company's store format (averaging approximately 16,000 selling square feet) and merchandising capabilities enable the Company to operate profitably in small markets. For 1996, after giving effect to the Refinancing (as defined), the Acquisition and the acquisition of Uhlmans Inc. ("Uhlmans") in June 1996 (the "Uhlmans Acquisition") as if each had occurred at the beginning of the year, sales and operating income would have been $1.1 billion and $89.9 million, respectively.

     The Company's merchandise offerings include a carefully edited but broad selection of brand name, moderately priced, fashion apparel, accessories, fragrances, cosmetics and footwear for women, men and children. Over 85% of 1996 sales consisted of brand name merchandise, including nationally recognized brands such as Calvin Klein, Chaps/Ralph Lauren, Guess, Haggar Apparel, Hanes, Levi Strauss, Liz Claiborne, Nike and Reebok.

     The Company generally faces less competition for brand name apparel as a result of its small market focus. In those markets, competition generally comes from local retailers or small regional chains as most national department stores do not operate in small markets, and access to brand name merchandise generally requires travel to distant regional malls with national department stores. In those small markets where the Company does compete for brand name apparel sales, the Company believes it has a competitive advantage over local retailers and smaller regional chains due to its: (i) economies of scale; (ii) strong vendor relationships; (iii) proprietary credit card program; and (iv) sophisticated operating systems. The Company believes it has a competitive advantage in small markets over national department stores due to its: (i) experience with smaller markets; (ii) ability to effectively manage merchandise assortments in a small store format; and (iii) established operating systems designed for efficient management within small markets. In addition, due to minimal merchandise overlap, the Company generally does not directly compete for brand name apparel sales with national discounters such as Wal-Mart.

     The Company has begun to realize the full potential of its unique franchise in small markets as a result of several initiatives undertaken in recent years, including: (i) recruiting a new senior management team; (ii) embarking on an accelerated store expansion program to capitalize on opportunities in new markets through new store openings and strategic acquisitions; and (iii) continuing to refine the Company's retailing concept through new merchandising and operating programs. As a result of these initiatives, as well as the lower operating costs of small market stores, the Company has among the highest operating income margins in the apparel retailing industry.

KEY STRENGTHS

     The following factors serve as the Company's key strengths and distinguishing characteristics:

     Ability to Operate Profitably in Smaller Markets. In targeting small markets, the Company has developed a store format, generally ranging in size from 12,000 to 30,000 selling square feet, which is smaller than typical department stores yet large enough to offer a well edited, but broad selection of merchandise. In 1996, the Company's small market stores open for at least one year generated a store contribution (operating profit before allocation of corporate overhead) as a percentage of sales of 17%, as compared to 12% for its larger market stores.

     Benefits of Strong Vendor Relationships. The Company's extensive store base offers major vendors a unique vehicle for accessing many small markets in a cost effective manner. The proliferation of media combined with the significant marketing efforts of these vendors has created significant demand for branded merchandise. The financial and other limitations of many local retailers have, however, left vendors of large national brands with limited access to such markets. Further, these vendors, in order to preserve brand image, generally do not sell to national discounters. As a result, the Company is able to carry branded merchandise frequently not carried by local competitors. Additionally, the Company continuously seeks to expand its vendor base and has recently added nationally recognized brand names such as Dockers for Women, Oshkosh and Polo, and fragrances by Elizabeth Arden, Liz Claiborne and Perry Ellis. In addition, the Company has successfully increased the participation by key vendors in joint marketing programs to a level that the Company believes exceeds the standard programs provided to its smaller, regional competitors.

     Effective Merchandising Strategy. The Company's merchandising strategy is based on an in-depth understanding of its customers and is designed to accommodate the particular demographic profile of each store. Store layouts and visual merchandising displays are designed to create a friendly, modern, department store environment, which is frequently not found in small markets. The Company's strategy focuses on moderately-priced, brand name merchandise categories of women's, men's and children's apparel, accessories, fragrances, cosmetics and footwear, which have traditionally experienced attractive margins. The Company utilizes a sophisticated merchandise allocation and transfer system which is designed to maximize in-stock positions, increase sales and reduce markdowns. The Company believes that the combination of the size and experience of its buyer group, strong vendor relationships, effective merchandising systems and participation in the Associated Merchandising Corporation ("AMC") cooperative buying service enable it to compete effectively on both price and selection in its markets.

     Focused Marketing Strategy. The Company's primary target customers are women between the ages of 20 and 55 with household incomes over $25,000 who are the primary decision makers for family clothing purchases. The Company uses a multi-media advertising approach to position its stores as the local destination for fashionable, brand name merchandise. In addition, the Company heavily promotes its proprietary credit card in order to create customer loyalty and to effectively identify its core customers. The Company believes it has a high level of customer awareness due to the small size of its markets, its aggressive advertising strategy and well developed programs designed to encourage a high level of customer interaction and employee participation in local community activities.

     Benefits of Proprietary Credit Card Program. The Company aggressively promotes its proprietary credit card and, as a result, the Company believes it experiences a higher percentage of proprietary credit card sales (approximately 50% of net sales in 1996) than most apparel retailers. The Company considers its credit card program to be a critical component of its retailing concept because it: (i) enhances customer loyalty by providing a service that few local and regional competitors or discounters offer; (ii) allows the Company to identify and regularly contact its best customers; and (iii) creates a comprehensive database that enables the Company to implement detailed, segmented marketing and merchandising strategies for each store.

     Emphasis on Customer Service. A primary corporate objective is to provide excellent customer service through stores staffed with highly trained and motivated sales associates. Each sales associate is evaluated and compensated based upon the attainment of specific customer service standards such as offering prompt assistance, suggesting complementary items, sending thank-you notes to credit card customers and establishing consistent contact with customers in order to create the associate's own customer base. The Company continuously monitors the quality of its service by making over 4,500 calls each month to credit card customers who have recently made a purchase. The results of these surveys are used to determine a portion of each store manager's bonus. The Company further extends its service philosophy to the design of the store, including installing call buttons in its fitting rooms and, in many of its small market stores, locating the store manager on the selling floor to increase accessibility to customers.

     Sophisticated Operating and Information Systems. The Company supports its retail concept with highly automated and integrated systems in areas such as merchandising, distribution, sales promotions, credit, personnel management, store design and accounting. These systems have enabled the Company to effectively manage its inventory, improve sales productivity and reduce costs, and have contributed to its relatively high operating income margins.

GROWTH STRATEGY

     In order to fully realize the potential of its unique market position and proven ability to operate profitably in small markets, the Company has initiated an aggressive growth strategy to capitalize on available opportunities in new markets through new store openings and strategic acquisitions. The Company opened 23 new stores and acquired 45 stores in 1995, and opened 35 new stores and acquired 34 stores in 1996. The Company expects to open approximately 55 new stores in 1997 in addition to the 246 stores acquired pursuant to the Acquisition.

     The following are the primary elements of the Company's strategy for profitable growth:

     New Store Openings in Small Markets. As part of its ongoing expansion program, the Company has identified over 600 additional markets in the central United States and contiguous states which meet its demographic and competitive criteria. All of these target markets are smaller communities with populations from 12,000 to 30,000 where the Company has historically experienced its highest profit margins.

     Strategic Acquisitions. The Company believes that it can benefit from strategic acquisitions by: (i) applying its buying and merchandising capabilities, sales promotion techniques and customer service methods; (ii) introducing its proven management systems; and (iii) consolidating overhead functions. This strategy has been successfully demonstrated by the Company's acquisition of 45 stores from Beall-Ladymon, Inc. ("Beall-Ladymon") in 1994 and the subsequent reopening of the stores in the first quarter of 1995 under the Stage name. In 1993, the year prior to their acquisition, the Beall-Ladymon stores generated sales of approximately $53.4 million, whereas during the first four full quarters operated by Stage (the 12 months ended August 3, 1996), the newly opened Stage stores in the same locations generated sales of $95.0 million, an increase of 78%. Over the same period, store contribution more than doubled.

     In June 1996, the Company acquired Uhlmans, a privately held retailer with 34 locations in Ohio, Indiana and Michigan, where the Company previously had no stores. These stores were of similar size and merchandise content to the Company's existing stores and were compatible with the Company's retailing concept and growth strategy. For 1995, Uhlmans had net sales of $59.7 million and operating income of $2.2 million. For the first six full months since the merchandising function of Uhlmans was completely integrated (December 1996 through May 1997), sales at Uhlmans stores increased approximately 6% over the comparable period in the prior year, which represents the last six months prior to the consummation of the Uhlmans Acquisition. The Company believes that certain changes to the merchandise mix and an increase in proprietary credit card-based sales will provide further improvement over Uhlmans historical results.

     On June 26, 1997, the Company acquired CR Anthony which operated 246 family apparel stores in small markets throughout the central and midwestern United States under the names "Anthonys" and "Anthonys Limited." The Company intends to convert the "Anthonys" and "Anthonys Limited" stores to the Company's format under its "Stage" and "Bealls" trade names during the remainder of 1997 and the first half of 1998.

     Expansion to Micromarkets. The Company believes that there is significant growth potential targeting communities with populations from 4,000 to 12,000 ("micromarkets") using a scaled-down, further edited version of the Company's small market format. This avenue for growth would be designed to capitalize on the Company's historically favorable operating experience in markets of this size. The Company believes that it can successfully operate in micromarkets because: (i) the Company can tailor its existing successful small market store model to the appropriate size for these micromarkets (approximately 10,000 selling square feet and smaller); and (ii) micromarkets are generally characterized by lower levels of competition and lower labor and occupancy costs compared to small markets. The Company has identified approximately 1,200 potential micromarkets in the central United States and contiguous states which meet these criteria.

                                THE ACQUISITION

     On June 26, 1997, the Company acquired CR Anthony which operated 246 family apparel stores in small markets throughout the central and midwestern United States under the names "Anthonys" and "Anthonys Limited." The Company believes the Acquisition will strengthen the Company's position as a leading retailer of national brand name apparel in small markets throughout the central and midwestern United States where CR Anthony had been operating for over 70 years. For the fiscal year ended February 1, 1997, CR Anthony's net sales and EBITDA were $288.4 million and $14.0 million, respectively.

     CR Anthony's operating strategy was to offer brand name and private label apparel and footwear for the entire family at competitive prices. The acquired stores are located in 18 states, with the highest concentrations in Texas, Oklahoma, Kansas and New Mexico. Approximately 85% of CR Anthony stores are located in small markets and communities with populations generally below 30,000 and its store format averages approximately 12,000 selling square feet.

     The Company believes that the Acquisition is consistent with its growth strategy to expand as a retailer of moderately priced, national brand name apparel into underserved, small markets through both organic store development and strategic acquisitions. The Acquisition provides an opportunity for the Company to accelerate its expansion program in existing markets and extend its presence in new markets. The Company believes that the Acquisition is attractive because: (i) there is a relatively small number of markets in which the two companies directly overlap; (ii) a majority of the acquired stores are in markets which fit the Company's demographic profile; (iii) a majority of the acquired stores are comparable in size to the Company's stores in similar markets; and (iv) the acquired stores are located in states which are the same as or are contiguous to states in which the Company currently operates.

     The addition of the CR Anthony stores not only expands the geographic reach of the Company, but it is expected that there will be meaningful synergies between the Company and CR Anthony including: (i) central overhead cost savings;
(ii) CR Anthony revenue enhancement opportunities; and (iii) CR Anthony gross margin improvement opportunities. The Company intends to convert the "Anthonys" and "Anthonys Limited" stores to the Company's format under its "Stage" and "Bealls" trade names during the remainder of 1997 and the first half of 1998. The Company expects to realize the aforementioned synergies once the integration and conversion process is substantially complete.

                                THE REFINANCING

     On June 17, 1997, the Company completed an offering of $300.0 million of long-term indebtedness (the "Note Offering") consisting of $200.0 million in aggregate principal amount of 8 1/2% Senior Notes Due 2005 (the "Senior Notes") and $100.0 million in aggregate principal amount of 9% Senior Subordinated Notes Due 2007 (the "Senior Subordinated Notes" and together with the Senior Notes, the "Notes"). The gross proceeds from the Note Offering of approximately $299.7 million were used: (i) to retire approximately $248.2 million of the Company's existing higher coupon long-term indebtedness and to pay related fees and expenses; and (ii) to pay transaction and other costs associated with the Acquisition.

     Concurrently with the Note Offering, the Company entered into a $200.0 million new credit facility with a group of lenders (the "Credit Agreement"). The Credit Agreement provides for a $100.0 million working capital and letter of credit facility (the "Working Capital Facility") and a $100.0 million expansion revolving credit facility (the "Expansion Facility"). See "Description of Certain Indebtedness." The Credit Agreement, the Note Offering and related retirement of approximately $248.2 million of the Company's existing indebtedness are collectively referred to herein as the "Refinancing."

     The Company believes the Refinancing provides a more flexible permanent capital structure which: (i) lowers the Company's weighted average cost of borrowing; (ii) extends the average maturities of the Company's debt; (iii) increases the Company's working capital facilities to support its operations; and (iv) provides increased financial flexibility to allow the Company to continue to implement its growth strategy.

                                  THE OFFERING


Common Stock offered by
Selling Stockholders..........   6,448,018


Common Stock to be outstanding
after the Offering(1).........   27,028,347

Use of Proceeds...............   All shares offered hereby are being sold by the
                                 Selling Stockholders. The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. See "Use of Proceeds."

Nasdaq National Market
symbol........................   "STGE"
---------------

(1) Includes 1,250,584 shares issuable upon the conversion of non-voting Class B Common Stock, $0.01 par value per share (the "Class B Common Stock"), which are convertible into Common Stock on a share-for-share basis, subject to certain restrictions. See "Description of Capital Stock." Excludes 1,742,429 shares that may be issued upon the exercise of options granted pursuant to the 1993 Stock Option Plan.

     Prospective purchasers of the Common Stock offered hereby should carefully consider the "Risk Factors" immediately following this Prospectus Summary.

     The executive offices of the Company are located at 10201 Main Street, Houston, Texas 77025. The Company's telephone number is (800) 579-2302.

                      SUMMARY CONSOLIDATED HISTORICAL AND
                PRO FORMA COMBINED FINANCIAL AND OPERATING DATA

     The following table sets forth summary consolidated historical and pro forma combined financial and operating data of the Company for the periods indicated. The Company's summary consolidated historical financial data were derived from the Company's Consolidated Financial Statements. The summary pro forma combined financial and operating data were derived from the Unaudited Pro Forma Combined Income Statements of the Company and give effect to the Acquisition, the Refinancing, the Uhlmans Acquisition and the retirement of the Company's 12 3/4% Senior Discount Debentures due 2000 (the "Senior Discount Debentures") with the proceeds of the Company's initial public offering completed during the third quarter of 1996 (the "IPO"), as if they had occurred at the beginning of the period. The information in the table should be read in conjunction with "Unaudited Pro Forma Combined Income Statements", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements, included elsewhere in this Prospectus.

                                                        FISCAL YEAR                                       SIX MONTHS ENDED
                             ------------------------------------------------------------------    ------------------------------
                                                                                                                           PRO
                                                                                        PRO                               FORMA
                                                                                       FORMA       AUG. 3,    AUG. 2,    AUG. 2,
                               1992     1993(1)      1994     1995(2)     1996(3)       1996         1996       1997       1997
                             --------   --------   --------   --------    --------   ----------    --------   --------   --------
                                                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND STORE DATA)
STATEMENT OF OPERATIONS
 DATA:
 Net sales.................  $504,401   $557,422   $581,463   $682,624    $776,550   $1,081,458    $345,927   $429,649   $538,149
 Cost of sales and related
   buying, occupancy and
   distribution expenses...   350,136    384,843    398,659    468,347     532,563      759,488     237,223    293,822    380,088
                             --------   --------   --------   --------    --------   ----------    --------   --------   --------
 Gross profit..............   154,265    172,579    182,804    214,277     243,987      321,970     108,704    135,827    158,061
 Selling, general and
   administrative
   expenses................    99,523    115,008    126,200    149,102     172,579      229,232(4)   78,433     94,663    115,630(4)
 Store opening and closure
   costs...................       120        199      5,647      3,689       2,838        2,838         301        904        904
                             --------   --------   --------   --------    --------   ----------    --------   --------   --------
 Operating income(5).......    54,622     57,372     50,957     61,486      68,570       89,900      29,970     40,260     41,527
 Interest, net.............    31,771     36,377     40,010     43,989      45,954       38,685      24,054     18,391     19,140
 Other non-operating
   expense.................     2,276         --         --         --          --           --          --         --         --
                             --------   --------   --------   --------    --------   ----------    --------   --------   --------
 Income before income tax
   and extraordinary
   item....................    20,575     20,995     10,947     17,497      22,616       51,215       5,916     21,869     22,387
 Income tax expense........     8,340      7,569      4,317      6,767       8,594       19,907       2,396      8,529      8,803
                             --------   --------   --------   --------    --------   ----------    --------   --------   --------
 Income before
   extraordinary item......  $ 12,235   $ 13,426   $  6,630   $ 10,730    $ 14,022   $   31,308    $  3,520   $ 13,340   $ 13,584
                             ========   ========   ========   ========    ========   ==========    ========   ========   ========
 Earnings per common share
   before extraordinary
   item....................  $   1.01   $   1.09   $   0.53   $   0.84    $   0.88   $     1.15    $   0.27   $   0.54   $   0.49
                             ========   ========   ========   ========    ========   ==========    ========   ========   ========
MARGIN AND OTHER DATA:
 Gross profit margin.......     30.6%      31.0%      31.4%      31.4%       31.4%        29.8%       31.4%      31.6%      29.4%
 Operating income
   margin(5)...............     10.8%      10.3%       8.8%       9.0%        8.8%         8.3%        8.7%       9.4%       7.7%
 Adjusted operating income
   margin(6)...............      8.7%       8.4%       9.2%       9.4%        9.2%           --        7.8%       9.6%         --
 Adjusted operating
   income(6)...............  $ 43,680   $ 46,828   $ 53,677   $ 63,996    $ 71,628   $       --    $ 27,128   $ 41,037   $     --
 Depreciation and
   amortization............     9,065      9,259      9,997     12,816      14,181       18,520(7)    6,844      8,003      9,002(7)
 Capital expenditures......     7,631      8,503     19,706     28,638      26,096       31,964(7)   15,183     20,797     10,805(7)
STORE DATA:(8)
 Comparable store sales
   growth:
   Bealls/Stage(9).........       5.1%      7.2%       4.8%       3.3%        5.1%           --        7.7%        7.2%        --
   Palais Royal............      (9.8)%     0.8%       1.7%       1.4%        0.7%           --        6.3%       (1.3)%       --
       Total Company(10)...       1.8%      6.3%       4.1%       0.8%(11)     3.3%          --        7.3%        5.3%        --
 Net sales per selling
   square foot:
   Bealls/Stage(9).........  $    118   $    129   $    138   $    142    $    141   $       --    $     --   $     --   $     --
   Palais Royal............       191        200        205        203         202           --          --         --         --
   Total Company(10).......       138        149        157        157         151           --          --         --         --
 Total selling square
   footage (in
   thousands)(12)..........     3,418      3,472      3,516      4,581       5,677        8,653       5,361      9,125      9,125
 Number of stores open at
   end of period(12).......       175        180        188        256         315          539         308        578        578
BALANCE SHEET DATA (AT END
 OF PERIOD):
 Working capital...........................................................................................   $261,615         --
 Total assets..............................................................................................    662,677         --
 Long-term debt............................................................................................    356,877         --
 Stockholders' equity......................................................................................    160,735         --

                         NOTES TO SUMMARY CONSOLIDATED
         HISTORICAL AND PRO FORMA COMBINED FINANCIAL AND OPERATING DATA

 (1) During 1993, the Company completed: (i) the refinancing of its existing debt and preferred stock (the "1993 Financing"); and (ii) a cash distribution (the "Distribution") to the Company's stockholders. As a result of the 1993 Financing, the Company recorded an after-tax extraordinary charge of $16.2 million. Pursuant to the Distribution, the Company issued the Senior Discount Debentures which were sold at a discount of approximately $69.1 million. Substantially all of the $80.0 million in proceeds from the issuance of the Senior Discount Debentures were used to make the Distribution.

 (2) 1995 includes 53 weeks. Comparable store sales growth and net sales per selling square foot for 1995 have been determined based on a comparable fifty-two week period.

 (3) The net proceeds of the IPO were used primarily to retire the Senior Discount Debentures. In addition, the Company replaced its working capital facility during January 1997. As a result of these transactions, the Company recorded an extraordinary charge of $16.1 million, net of applicable income taxes of $9.8 million.

 (4) Includes store opening and closure costs for CR Anthony.

 (5) Operating income and operating income margin decreased during 1994 compared to 1993 due primarily to the impact of the implementation of an accounts receivable securitization program (the "Accounts Receivable Program") (see
     Note 3 to the Company's Consolidated Financial Statements and Note 6 below), combined with a $5.2 million provision associated with the closure of a majority of the stores operated under the Fashion Bar name (the "Store Closure Plan"). See Note 5 to the Company's Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

 (6) Adjusted operating income represents operating income adjusted to eliminate store opening and closure costs, and the impact on operating income of the Company's proprietary credit card program (including the Accounts Receivable Program).

                                                   FISCAL YEAR                            SIX MONTHS ENDED
                              -----------------------------------------------------    ----------------------
                                                                                       AUGUST 3,    AUGUST 2,
                                1992        1993       1994       1995       1996        1996         1997
                              --------    --------    -------    -------    -------    ---------    ---------
Operating income............  $ 54,622    $ 57,372    $50,957    $61,486    $68,570     $29,970      $40,260
Store opening and closure
  costs.....................       120         199      5,647      3,689      2,838         301          904
(Income)/expense related to
  the proprietary credit
  card program..............   (11,062)    (10,743)    (2,927)    (1,179)       220      (3,143)        (127)
                              --------    --------    -------    -------    -------     -------      -------
Adjusted operating income...  $ 43,680    $ 46,828    $53,677    $63,996    $71,628     $27,128      $41,037
                              ========    ========    =======    =======    =======     =======      =======

     The impact of the Company's proprietary credit card program (including the Accounts Receivable Program) is reflected in the Company's selling, general and administrative expenses and is calculated as: (i) service charge income less (ii) servicing costs, bad debt costs and return to certificateholders less (iii) the increase (or plus a decrease) in the fair value of the Retained Certificates (see Note 1 to the Company's Consolidated Financial Statements).

     Although adjusted operating income and adjusted operating income margin do not represent operating income or any other measure of financial performance under generally accepted accounting principles, the Company believes they are helpful in understanding the profitability of the Company's retailing operations prior to the impact of its credit card program, the Accounts Receivable Program and store opening and closure costs.

(7) Pro forma depreciation and amortization and capital expenditures for 1996 and the six months ended August 2, 1997 do not reflect approximately $38.0 million of capital expenditures anticipated in the CR Anthony Integration Plan. See "Unaudited Pro Forma Combined Income Statements."

 (8) Sales are considered comparable after a store has been in operation fourteen months. Net sales per selling square foot are calculated for stores open the entire year. Store data exclude the Fashion Bar stores included in the Store Closure Plan.

 (9) Excludes for all the periods presented the six Bealls stores located on the border of Mexico which were adversely affected by the peso devaluation in 1994. Comparable stores sales growth and net sales per selling square foot for Bealls/Stage including these stores were:

                                           FISCAL YEAR                SIX MONTHS ENDED
                                 --------------------------------   ---------------------
                                                                    AUGUST 3,   AUGUST 2,
         BEALLS/STAGE            1992   1993   1994   1995   1996     1996        1997
         ------------            ----   ----   ----   ----   ----   ---------   ---------
Comparable store sales
  growth.......................   6.7%   7.7%   4.6%   0.2%   5.1%     7.7%        7.3%
Net sales per selling square
  foot.........................  $125   $137   $146   $145   $141       --          --

(10) Total Company comparable store sales growth and net sales per selling square foot including the stores which were part of the Store Closure Plan were as follows:

                                           FISCAL YEAR                SIX MONTHS ENDED
                                 --------------------------------   ---------------------
                                                                    AUGUST 3,   AUGUST 2,
         TOTAL COMPANY           1992   1993   1994   1995   1996     1996        1997
         -------------           ----   ----   ----   ----   ----   ---------   ---------
Comparable store sales
  growth.......................   1.8%   5.4%   3.2%   0.5%   3.3%     6.8%        5.3%
Net sales per selling square
  foot.........................  $138   $143   $151   $150   $151       --          --

(11) Excluding the six Bealls stores located on the border of Mexico which were adversely affected by the peso devaluation in 1994, total Company comparable store sales growth for 1995 would have been 3.0%.

(12) Excludes data related to the stores which were included in the Store Closure Plan. Data are as of the end of the period.

                                  RISK FACTORS

     In addition to the other information and data included in this Prospectus, the following factors should be considered carefully prior to making an investment in the Common Stock offered hereby.

LEVERAGE AND RESTRICTIVE COVENANTS

     The Company has a significant amount of outstanding indebtedness. As of August 2, 1997, the Company had outstanding indebtedness of $359.6 million in principal amount (including the Notes and excluding trade payables, accrued liabilities and unused commitments under the Credit Agreement). See "Capitalization."

     The Company's significant leverage poses several risks to the Company, including the risks that: (i) a substantial portion of the Company's cash flow from operations will be dedicated to the payment of principal and interest on the Company's indebtedness; (ii) the Company's highly leveraged position may impede its ability to obtain financing in the future for working capital, capital expenditures and general corporate purposes, including acquisitions;
(iii) the Company's highly leveraged financial position may make it more vulnerable to economic downturns and may limit its ability to withstand competitive pressures; (iv) to the extent that the Company incurs any indebtedness under the Credit Agreement, which indebtedness will be at variable rates, the Company will be vulnerable to increases in interest rates; (v) the certificates outstanding under the Accounts Receivable Program bear interest at floating rates which results in the Company being vulnerable to higher interest rates; and (vi) the Company's flexibility in planning for or reacting to changes in market conditions may be limited. In addition, the Company's debt imposes operating and financial restrictions on the Company and certain of its subsidiaries. Such restrictions limit, among other things, the Company's ability to incur additional indebtedness, to make dividend payments and to make capital expenditures. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Description of Certain Indebtedness."

INTEGRATION OF CR ANTHONY

     The integration and consolidation of CR Anthony will require substantial management, financial and other resources and may pose risks with respect to sales, customer service and market share. For example, the Company will need to sell a substantial amount of existing inventory in CR Anthony stores at discounted prices, expend capital to remodel the stores in a manner more consistent with the Company's existing format and integrate the CR Anthony stores' operating procedures into the Company's management information systems process and operations. The Acquisition is significantly larger than any acquisition the Company has previously made and, while the Company believes that it has sufficient financial and management resources to accomplish the integration of CR Anthony, there can be no assurance in this regard or that the Company will not experience difficulties with customers, personnel, assignments of leases or obtaining other required consents, or other factors. Although the Company believes that the Acquisition will enhance the competitive position and business prospects of the Company, there can be no assurance that such benefits, including, without limitation, expected cost savings, revenue enhancement and margin improvement, will be realized or that the combination of the Company and CR Anthony will be successful. See "The Acquisition."

FUTURE GROWTH STRATEGY

     Key components of the Company's growth strategy are to: (i) continue to identify and acquire new store locations where the Company believes it can operate profitably; and (ii) identify and consummate strategic acquisitions. Such expansions and acquisitions could be material in size and cost. The Company's ability to achieve its expansion plans is dependent upon many factors, including the availability and permissibility under restrictive covenants of financing, general and market specific economic conditions, the identification of suitable markets, the availability and leasing of suitable sites on acceptable terms, the hiring, training and retention of qualified management and other store personnel, the integration of new stores and inventory procedures into the Company's management information systems and operations and the capability of the Company's existing distribution system to accommodate newly acquired stores. As a result, there can be no assurance that the Company will be able to achieve its targets for opening new stores (including acquisitions) or that such new stores will operate profitably when opened or acquired. The Company's growth strategy may significantly expand the Company's capital expenditure and working capital requirements, and the Company's ability to meet such requirements may be adversely affected by the Company's level of indebtedness and the restrictive covenants contained therein, especially in periods of economic downturn. See "Business."

ECONOMIC AND MARKET CONDITIONS; SEASONALITY

     Substantially all of the Company's operations are located in the central United States. In addition, many of the Company's stores are situated in small towns and rural environments that are substantially dependent upon the local economy. The retail apparel business is dependent upon the level of consumer spending, which may be adversely affected by an economic downturn or a decline in consumer confidence. An economic downturn, particularly in the central United States and any state (such as Texas) from which the Company derives a significant portion of its net sales, could have a material adverse effect on the Company's business and financial condition. The Company currently has 30 stores located near the border of Mexico, including 13 stores acquired in the Acquisition, and may open additional stores in that region. Economic conditions in Mexico, particularly the significant devaluation of the Mexican peso may have a negative impact on sales in several of these stores. For example, the devaluation of the Mexican peso in December 1994 had a material adverse impact on six stores during 1995.

     The Company's success depends in part upon its ability to anticipate and respond to changing consumer preferences and fashion trends in a timely manner. Although the Company attempts to stay abreast of emerging lifestyle and consumer preferences affecting its merchandise, any sustained failure by the Company to identify and respond to such trends could have a material adverse effect on the Company's business and financial condition.

     The Company's business is seasonal and its quarterly sales and profits traditionally have been lower during the first three fiscal quarters of the year (February through October) and higher during the fourth fiscal quarter (November through January). In addition, working capital requirements fluctuate throughout the year, increasing substantially in October and November in anticipation of the holiday season due to requirements for significantly higher inventory levels. Any substantial decrease in sales or profitability for the last three months of the year could have a material adverse effect on the Company's business and financial condition.

COMPETITION

     The retail apparel business is highly competitive. Although competition varies widely from market to market, the Company faces substantial competition from national, regional and local department and specialty stores, particularly in certain metropolitan areas where the Company faces such competition, which accounted for approximately 23% of the Company's 1996 sales. Some of the Company's competitors are considerably larger than the Company and have substantially greater financial and other resources. Although the Company currently offers branded merchandise not available at certain other retailers (including large national discounters) in its small market stores, there can be no assurance that existing or new competitors will not begin to carry similar branded merchandise, which could have a material adverse effect on the Company's business and financial condition. In addition, there can be no assurance that new competitors will not enter the Company's existing markets.

DEPENDENCE ON KEY PERSONNEL

     The success of the Company depends to a large extent on its executive management team, including the Company's Chairman, President and Chief Executive Officer, Carl Tooker. Although the Company has entered into employment agreements with each of the Company's executive officers, it is possible that members of executive management may leave the Company, and such departures could have a material adverse effect on the Company's business and financial condition. The Company does not maintain key-man life insurance on any of its executive officers. See "Management -- Directors and Executive Officers."

CONSUMER CREDIT RISKS

     Private Label Credit Card Portfolio. Sales under the Company's private label credit card program represent a significant portion of the Company's business. In recent years, there have been substantial increases in the rate of charge-offs on the Company's accounts receivable. To date, aggregate increases in finance and service charges have offset a significant portion of the increases in charge-offs. However, further deterioration in the quality of the Company's accounts receivable portfolio or any adverse changes in laws regulating the granting or servicing of credit (including late fees and the finance charges applied to outstanding balances), could have a material adverse effect on the Company's business and financial condition. There can be no assurance that the rate of charge-offs on the Company's accounts receivable portfolio will not increase further or that increases in finance charges and late fee collections will continue to offset any such increases in charge-offs.

     Accounts Receivable Program/Interest Rate Risk. The Company currently securitizes substantially all of the receivables derived from its proprietary credit card accounts through the Accounts Receivable Program. Under this program, the Company causes such receivables to be transferred to the Trust, which from time to time issues floating rate certificates to investors backed by such receivables. The Accounts Receivable Program has provided the Company with substantially more liquidity at more attractive rates (through the issuance and sale of such certificates) than it would have had without this program. There can be no assurance that the Company will be able to continue to securitize its receivables in this manner. There can be no assurance that receivables will continue to be generated by credit card holders, or that new credit card accounts will continue to be established at the rate historically experienced by the Company. Any decline in the generation of receivables, deterioration in the rate or pattern of cardholder payments on accounts or adverse change in the floating rates of the investor certificates could have a material adverse effect on the Company's business and financial condition. In addition, significant increases in the floating rates paid on investor certificates and/or significant deterioration in the performance of the Company's receivables portfolio could trigger an early repayment requirement, which could materially adversely affect liquidity. The Company is protected to a certain extent by rate caps on these certificates. If the rate on these certificates increases, however, the Company's operating results could be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     Integration of CR Anthony Private Label Credit Card Program. Prior to the Acquisition, CR Anthony sold all its private label credit card accounts receivable to Citicorp Retail Services, Inc. ("Citicorp") pursuant to a Retail Credit Services Agreement. Pursuant to this agreement, Citicorp has the right to purchase all sales under the CR Anthony private label credit card program. The Company and Citicorp have agreed to terminate this agreement effective September 11, 1997. Under the terms of this termination agreement, the Company will pay Citicorp a termination fee. Additionally, the Company will repurchase any outstanding accounts receivable on the termination date (September 11, 1997) at their face value. The Company intends to incorporate these accounts receivable into the Accounts Receivable Program. There can be no assurance that the Company will be successful in incorporating the accounts receivable purchased from Citicorp into the Accounts Receivable Program on a timely basis. CR Anthony had historically been less successful than the Company in generating sales on its private label credit card and there can be no assurance that the Company will be successful in increasing the penetration of its private label credit card usage in the stores acquired, or that such customers will be of acceptable credit risk to the Company.

SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, the Company will have 27,028,347 shares of common stock outstanding. The shares of Common Stock sold in the Offering will be freely tradeable without restriction or further registration under the Securities Act of 1933 (the "Securities Act") unless held by an "affiliate" of the Company, as that term is defined under Rule 144 of the Securities Act, which shares will be subject to the resale limitations of Rule 144. In addition, certain existing stockholders, including holders of restricted Common Stock, have registration rights with respect to Common Stock held by them. Beginning 90 days following the Offering, 109,945 shares of Common Stock will be eligible for sale subject to certain volume and other limitations of Rule 144 under the Securities Act applicable to "affiliates" of the Company.

     The Company, the Selling Stockholders, the executive officers and directors of the Company and certain other stockholders of the Company, including the Citicorp Entities (as defined), have agreed that they will not offer, sell, contract to sell, grant any option to purchase, establish a put equivalent position (as defined in Rule 1a-1(h) under the Exchange Act), pledge or otherwise dispose of, directly or indirectly, or file or cause to be filed with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of Common Stock, or any securities that are convertible into or exercisable or exchangeable for, or that represent the right to receive, shares of Common Stock, or publicly disclose the intention to make any such offer, sale, grant, establishment, pledge, disposal or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days from the date of this Prospectus.

     No prediction can be made as to the effect that market sales of shares of Common Stock or the availability of shares of Common Stock for sale will have on the market price of the Common Stock from time to time. The sale of a substantial number of shares held by the existing stockholders, whether pursuant to a subsequent public offering or otherwise, or the perception that such sales could occur, could adversely affect the market price of the Common Stock and could materially impair the Company's future ability to raise capital through an offering of equity securities. See "Shares Eligible for Future Sale" and "Underwriting."

RESTRICTION ON PAYMENT OF DIVIDENDS ON COMMON STOCK

     Since the IPO, the Company has not declared or paid any regular cash or other dividends on the Common Stock and does not expect to pay cash dividends for the foreseeable future. The indentures governing the Notes generally restrict the ability of Stage to pay dividends. The Credit Agreement also contains restrictive covenants that restrain Stage from paying dividends. See "Dividend Policy."

ANTI-TAKEOVER PROVISIONS

     Certain provisions of the Company's certificate of incorporation and bylaws may inhibit changes in control of the Company not approved by the Company's board of directors (the "Board of Directors" or the "Board") and could limit the circumstances in which a premium may be paid for the Common Stock in proposed transactions or a proxy contest for control of the Board. These provisions include: (i) a prohibition on stockholder action through written consents; (ii) advance notice requirements for stockholder proposals and nominations; (iii) limitations on the ability of stockholders to amend, alter or repeal certain provisions of the Company's certificate of incorporation and bylaws; (iv) the authority of the Board to issue, without stockholder approval, preferred stock (of which 2,500 shares are authorized) with such terms as the Board may determine; and (v) a "fair price" provision pursuant to which certain transactions involving an interested stockholder and the Company require super-majority shareholder approval. The Company will also be afforded the protections of Section 203 of the Delaware General Corporation Law, which could have similar effects. See "Description of Capital Stock."

                                THE ACQUISITION


     On June 26, 1997, the Company acquired CR Anthony which operated 246 family apparel stores in small markets throughout the central and midwestern United States under the names "Anthonys" and "Anthonys Limited." The Company intends to convert the "Anthonys" and "Anthonys Limited" stores to the Company's format under the "Stage" and "Bealls" trade names during the remainder of 1997 and the first half of 1998. The Company believes the Acquisition will strengthen the Company's position as a leading retailer of national brand name apparel in small markets throughout the central and midwestern United States where CR Anthony had been operating for over 70 years. For the fiscal year ended February 1, 1997, CR Anthony's net sales and EBITDA were $288.4 million and $14.0 million, respectively.


     CR Anthony's operating strategy was to offer brand name and private label apparel and footwear for the entire family at competitive prices. The acquired stores are located in 18 states, with the highest concentrations in Texas, Oklahoma, Kansas and New Mexico. Approximately 85% of CR Anthony stores are located in small markets and communities with populations generally below 30,000 and its store format averages approximately 12,000 selling square feet.

     The Company believes that the Acquisition is consistent with its growth strategy to expand as a retailer of moderately priced, national brand name apparel into underserved, small markets through both organic store development and strategic acquisitions. The Acquisition provides an opportunity for the Company to accelerate its expansion program in existing markets and extends its presence in new markets. The Company believes that the Acquisition is attractive because: (i) there is a relatively small number of markets in which the two companies directly overlapped; (ii) a majority of the acquired stores are in markets which fit the Company's demographic profile; (iii) a majority of the acquired stores are comparable in size to the Company's stores in similar markets; and (iv) the acquired stores are located in states which are the same as or are contiguous to states in which the Company currently operates.

     The addition of the CR Anthony stores not only expands the geographic reach of the Company, but the Company believes there will be meaningful synergies between the Company and CR Anthony including: (i) central overhead cost savings;
(ii) CR Anthony revenue enhancement opportunities; and (iii) CR Anthony gross margin improvement opportunities. The Company expects to realize the aforementioned synergies once the integration and conversion process is substantially complete.

     Cost Savings. The Company has formally adopted a detailed integration plan to absorb CR Anthony's general office functions, including accounting, data processing, merchandising, personnel and distribution into similar functions provided by the Company (the "CR Anthony Integration Plan"). The Company believes that the central overhead cost savings (before amortization of capital investments) from the CR Anthony Integration Plan should be approximately $10 million per year once the operations are fully integrated.

     Revenue Enhancements. The Company generates significantly greater sales productivity than CR Anthony. In 1996, on a sales per square foot basis, the Company's small market stores generated sales of $141 per square foot versus sales of $99 per square foot for all CR Anthony stores. The Company believes that it has the opportunity over time to increase sales per square foot in CR Anthony stores through a variety of measures including: (i) increasing sales of women's apparel, an area in which CR Anthony was historically less focused; (ii) introducing and expanding cosmetics, fragrance and accessories departments which CR Anthony did not offer in many of its stores; (iii) improving the acquired stores' overall merchandise selection based on the Company's experience and strong vendor relationships; (iv) emphasizing sales on the Company's private label credit card, which was underutilized by CR Anthony; and (v) extending store hours of operation in certain markets to conform with the Company's standard practice.

     Gross Margin Improvements. The Company believes that it has the opportunity over time to improve the gross margin in the stores acquired (which was 24.5% for CR Anthony in 1996, calculated on a basis comparable to Stage, versus 31.4% for the Company in 1996) by: (i) adjusting the merchandise mix to emphasize higher margin categories within women's, men's and children's; (ii) introducing and expanding high margin areas such as fragrances, cosmetics and accessories; and (iii) improving upon the prices at which CR Anthony was able to buy merchandise from certain vendors.

     The Company issued approximately 3.6 million shares of Common Stock to stockholders of CR Anthony in connection with the Acquisition. The Acquisition was structured as a merger with CR Anthony merging with and into its wholly-owned operating subsidiary, Specialty Retailers, Inc. ("SRI"), and SRI surviving with all its rights, privileges, powers and franchises unaffected by the merger. The separate corporate existence of CR Anthony ceased.

                                USE OF PROCEEDS

     All shares of Common Stock offered hereby are being sold by the Selling Stockholders. The Company will not receive any proceeds from the sale of shares by the Selling Stockholders. If the Underwriters' over-allotment option is exercised, the proceeds received by the Company from such exercise will be used to reduce the average amount of borrowings outstanding under the Working Capital Facility. See "Description of Certain Indebtedness."

                                DIVIDEND POLICY

     Since the IPO, the Company has not declared or paid any regular cash or other dividends on its Common Stock and does not expect to pay cash dividends for the foreseeable future. The Company anticipates that for the foreseeable future, earnings will be reinvested in the business and used to service indebtedness. The Company's existing indebtedness limits its ability to pay dividends. The declaration and payment of dividends by the Company are subject to the discretion of the Board. Any future determination to pay dividends will depend on the Company's results of operations, financial condition, capital requirements, contractual restrictions under its current indebtedness and other factors deemed relevant by the Board. See "Risk Factors -- Leverage and Restrictive Covenants" and "-- Restriction on Payment of Dividends on Common Stock."

                          PRICE RANGE OF COMMON STOCK

     The Common Stock commenced trading on the Nasdaq National Market under the symbol "STGE" on October 25, 1996. The following table sets forth, for the periods indicated, the high and low sales prices for the Common Stock on the Nasdaq National Market.


                                                               HIGH      LOW
                                                              ------    ------
FISCAL 1996
  Third Quarter (from October 25, 1996).....................  $19.75    $18.00
  Fourth Quarter............................................  $20.50    $16.50
FISCAL 1997
  First Quarter.............................................  $25.00    $17.00
  Second Quarter............................................  $29.88    $18.50
  Third Quarter (through September 15, 1997)................  $35.75    $28.50



     On September 15, 1997, the last reported sales price of the Common Stock on the Nasdaq National Market was $35.13 per share. As of August 1, 1997, there were approximately 254 holders of record of the Common Stock.

                                 CAPITALIZATION

     The following table sets forth the historical consolidated capitalization of the Company at August 2, 1997. This presentation should be read in conjunction with "Unaudited Pro Forma Combined Income Statements," the Company's Consolidated Financial Statements and accompanying notes thereto and other information included elsewhere in this Prospectus.

                                                                AUGUST 2,
                                                                   1997
                                                              --------------
                                                              (IN THOUSANDS)
SHORT-TERM DEBT (INCLUDES CURRENT PORTION OF LONG-TERM
  DEBT).....................................................     $  2,722
LONG-TERM DEBT, EXCLUDING CURRENT PORTION:
  Credit Agreement..........................................        5,000
  8 1/2% Senior Notes Due 2005..............................      200,000
  9% Senior Subordinated Notes Due 2007, net of discount of
     $337...................................................       99,663
  SRPC Notes (as defined)...................................       30,000
  Other debt................................................       22,214
                                                                 --------
          Total long-term debt..............................      356,877
STOCKHOLDERS' EQUITY........................................      160,735
                                                                 --------
          TOTAL CAPITALIZATION..............................     $520,334
                                                                 ========

                 UNAUDITED PRO FORMA COMBINED INCOME STATEMENTS

     The unaudited pro forma combined income statements are based on the historical consolidated financial statements of the Company, the historical consolidated financial statements for CR Anthony and the assumptions and adjustments described in the accompanying notes. The unaudited pro forma combined income statements have been prepared as if the Acquisition, the Refinancing, the Uhlmans Acquisition and the retirement of the Senior Discount Debentures with the proceeds from the IPO had occurred at the beginning of each period presented and do not purport to represent what the Company's results of operations actually would have been if each of the aforementioned events had occurred as of the dates indicated or will be for any future periods. The unaudited pro forma combined income statements are based upon assumptions deemed appropriate by the management of the Company and do not reflect: (i) certain cost savings or improvements in sales volume or gross margin related to the Acquisition which the Company believes could be realized as a result of implementing Stage's merchandising, distribution, credit card and other operational programs; and (ii) certain capital investments required as a result of the Acquisition. The unaudited pro forma combined income statements should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                 UNAUDITED PRO FORMA COMBINED INCOME STATEMENT

                          YEAR ENDED FEBRUARY 1, 1997
               (IN THOUSANDS, EXCEPT EARNINGS PER SHARE AMOUNTS)

                                 HISTORICAL
                               FINANCIAL DATA          IPO AND
                            ---------------------      UHLMANS
                                           CR        ACQUISITION      ACQUISITION      REFINANCING     PRO FORMA
                             STAGE     ANTHONY(1)   ADJUSTMENTS(2)   ADJUSTMENTS(3)   ADJUSTMENTS(4)    COMBINED
                            --------   ----------   --------------   --------------   --------------   ----------
Net sales.................  $776,550    $288,392       $ 16,516(a)      $    --           $  --        $1,081,458
Cost of sales and related
  buying, occupancy and
  distribution expenses...   532,563     217,719         12,523(b)       (3,317)(e)          --           759,488
                            --------    --------       --------         -------           -----        ----------
Gross profit..............   243,987      70,673          3,993           3,317              --           321,970
Selling, general and
  administrative
  expenses................   175,417      60,944          1,821(c)       (6,112)(f)          --           232,070
                            --------    --------       --------         -------           -----        ----------
Operating income..........    68,570       9,729          2,172           9,429              --            89,900
Interest, net.............    45,954       1,806        (10,071)(d)          --             996(g)         38,685
                            --------    --------       --------         -------           -----        ----------
Income (loss) before
  income tax and
  extraordinary item......    22,616       7,923         12,243           9,429            (996)           51,215
Income tax expense
  (benefit)(5)............     8,594       3,090          4,652           3,950            (379)           19,907
                            --------    --------       --------         -------           -----        ----------
Income (loss) before
  extraordinary item......  $ 14,022    $  4,833       $  7,591         $ 5,479           $(617)       $   31,308
                            ========    ========       ========         =======           =====        ==========
Earnings per common share
  before extraordinary
  item....................  $   0.88                                                                   $     1.15
                            ========                                                                   ==========
Weighted average common
  shares outstanding......    15,927                                                                       27,331(6)
                            ========                                                                   ==========

                 UNAUDITED PRO FORMA COMBINED INCOME STATEMENT

                        SIX MONTHS ENDED AUGUST 2, 1997
               (IN THOUSANDS, EXCEPT EARNINGS PER SHARE AMOUNTS)

                                    HISTORICAL FINANCIAL DATA
                                    -------------------------                                        PRO
                                                      CR         ACQUISITION      REFINANCING       FORMA
                                      STAGE       ANTHONY(1)    ADJUSTMENTS(3)   ADJUSTMENTS(4)   COMBINED
                                    ----------   ------------   --------------   --------------   ---------
Net sales.........................    $429,649      $108,500       $    --            $ --        $538,149
Cost of sales and related buying,
  occupancy and distribution
  expenses........................     293,822        87,645        (1,379)(e)          --         380,088
                                      --------      --------       -------            ----        --------
Gross profit......................     135,827        20,855         1,379              --         158,061
Selling, general and
  administrative expenses.........      95,567        30,788        (9,821)(f)          --         116,534
                                      --------      --------       -------            ----        --------
Operating income..................      40,260        (9,933)       11,200              --          41,527
Interest, net.....................      18,391           677            --              72(g)       19,140
                                      --------      --------       -------            ----        --------
Income (loss) before income tax
  and extraordinary item..........      21,869       (10,610)       11,200             (72)         22,387
Income tax expense (benefit)(5)...       8,529        (4,138)        4,440             (28)          8,803
                                      --------      --------       -------            ----        --------
Income (loss) before extraordinary
  item............................    $ 13,340      $ (6,472)      $ 6,760            $(44)       $ 13,584
                                      ========      ========       =======            ====        ========
Earnings per common share before
  extraordinary item..............    $   0.54                                                    $   0.49
                                      ========                                                    ========
Weighted average common shares
  outstanding.....................      24,688                                                      27,542(6)
                                      ========                                                    ========

            NOTES TO UNAUDITED PRO FORMA COMBINED INCOME STATEMENTS

NOTE 1 -- CR ANTHONY HISTORICAL FINANCIAL DATA (AS OF JULY 5, 1997)

     Reclassifications have been made to certain historical CR Anthony costs and expenses to reflect a presentation similar to that of Stage. Certain store occupancy expenses (including depreciation) and buying expenses have been reclassified to "Cost of sales and related buying, occupancy and distribution expenses." In its reported financial statements, CR Anthony includes these costs and expenses as "Selling, general and administrative expenses" and as "Depreciation and amortization." Additionally, advertising expenses and depreciation and amortization (not otherwise reclassified to cost of sales) have been included in "Selling, general and administrative expenses."

     For purposes of the Unaudited Pro Forma Combined Income Statement for the six months ended August 2, 1997, the CR Anthony historical financial data includes the twenty-two weeks ended July 5, 1997. Included in such historical financial data are acquisition related expenses of approximately $6.7 million primarily related to the retirement of outstanding CR Anthony options, severance payments and other direct costs directly associated with the Acquisition.

NOTE 2 -- IPO AND UHLMANS ACQUISITION

     During 1996, Stage completed the IPO and the related retirement of the Senior Discount Debentures, and the Uhlmans Acquisition. In connection with the Uhlmans Acquisition, the Company has completed a consolidation program which absorbed the Uhlmans general office functions, including accounting, data processing, merchandising, personnel, credit and distribution into similar functions provided by the Company (the "Uhlmans Consolidation Program"). As a part of the acquisition agreement with the former stockholders of Uhlmans, the Company has paid severance to each individual whose employment has been terminated as a result of the Uhlmans Consolidation Program. In addition, all leases associated with Uhlmans corporate offices and distribution center have been terminated.

     Although the consolidation of the Uhlmans general office functions took place over a period of three months, the unaudited pro forma combined income statement reflects the elimination of the separate Uhlmans general office expenses assuming the consolidation had been fully implemented at the beginning of the period.

     The accompanying pro forma adjustments for the Uhlmans Acquisition reflect the historical operating results for Uhlmans from February 4, 1996 through June 2, 1996 (representing the period in 1996 prior to the closing of the Uhlmans Acquisition) adjusted for the impact of the Uhlmans Consolidation Program and related financing. The accompanying pro forma adjustments related to the IPO reflect the issuance of 10.75 million shares of Common Stock as well as the retirement of the Senior Discount Debentures.

     (a) Uhlmans pre-acquisition net sales

     (b) Adjustments to cost of sales and related buying, occupancy and distribution expenses as follows:

Uhlmans pre-acquisition cost of sales and related buying,
  occupancy and distribution expenses.......................  $13,030
Incremental freight due to use of Stage's distribution
  center....................................................       99
Uhlmans pre-acquisition buying and merchandising personnel
  costs eliminated in connection with the Uhlmans
  Consolidation Program.....................................     (606)
                                                              -------
                                                              $12,523
                                                              =======

     (c) Adjustments to selling, general and administrative expenses as follows:

Uhlmans pre-acquisition selling, general and administrative
  expenses..................................................  $ 3,482
Amortization of goodwill resulting from the Uhlmans
  Acquisition...............................................      136
Uhlmans pre-acquisition personnel costs eliminated in
  connection with the Uhlmans Consolidation Program.........   (1,547)
Elimination of a professional service agreement terminated
  in connection with the IPO................................     (250)
                                                              -------
                                                              $ 1,821
                                                              =======

     (d) Adjustments to net interest as follows:

Incremental interest related to the SRPC Notes used to
  finance the Uhlmans
  Acquisition...............................................  $  1,250
Amortization of debt issue costs related to the SRPC
  Notes.....................................................       189
Elimination of the historical interest expense and
  amortization of debt issue costs associated with the
  Senior Discount Debentures retired in connection with the
  IPO.......................................................   (10,956)
Elimination of the Uhlmans pre-acquisition interest expense
  and amortization of debt issue costs......................      (554)
                                                              --------
                                                              $(10,071)
                                                              ========

     The components of the purchase price of the Uhlmans Acquisition, net of cash acquired, were as follows:

Cash acquired...............................................  $   (887)
Cash paid to Uhlmans shareholders...........................    12,023
Uhlmans debt retired........................................    16,210
                                                              --------
          Total purchase price, net of cash acquired........  $ 27,346
                                                              ========

     The purchase price of the Uhlmans Acquisition for accounting purposes was allocated as follows to the assets purchased and the liabilities assumed based upon their fair values:

Current assets, other than cash.............................  $ 13,923
Property, equipment and leasehold improvements..............     3,953
Goodwill....................................................    17,014
Other assets................................................       111
Liabilities assumed.........................................    (7,655)
                                                              --------
          Total purchase price, net of cash acquired........  $ 27,346
                                                              ========

NOTE 3 -- THE ACQUISITION

     The Company has formally adopted the CR Anthony Integration Plan to absorb CR Anthony's general office functions, including accounting, data processing, merchandising, personnel and distribution into similar functions provided by the Company. Although the CR Anthony Integration Plan is expected to take place over a period of twelve months, the pro forma combined income statement reflects the elimination of the separate CR Anthony general office and distribution center expenses assuming the consolidation had been fully implemented at the beginning of each period presented.

     As a part of the CR Anthony Integration Plan, the Company has specifically identified the general office employees of CR Anthony who will be terminated as a result of the Acquisition. The Company has contractually agreed to a severance schedule for each of these individuals whose employment will be terminated as a result of the Acquisition.

     The acquisition adjustments are based on estimates of the Company's management and are not necessarily indicative of the level of permanent savings for future periods. These pro forma adjustments only give effect to those amounts that are directly related to the CR Anthony Integration Plan. The actual application by the

Company of the CR Anthony Integration Plan could result in different levels of savings from the amounts presented in the pro forma combined income statements.

     The accompanying pro forma combined income statements do not reflect certain cost savings or improvements in sales volume or gross margin related to the Acquisition which the Company believes could be realized as a result of implementing the Company's merchandising, distribution, credit card and other operational programs nor does it reflect approximately $38.0 million of capital expenditures anticipated in the CR Anthony Integration Plan. The Company expects to finance this investment through operating cash flows and borrowings under the Credit Agreement. If such investment, along with the related financing, had been reflected in the unaudited pro forma combined income statements the incremental depreciation and interest expense would have the following impact:

                                                                          SIX MONTHS
                                                                            ENDED
                                                                          AUGUST 2,
                                                                1996         1997
                                                               -------    ----------
Income before income tax and extraordinary item.............   $(4,578)    $(2,289)
                                                               =======     =======
Income before extraordinary item............................   $(2,839)    $(1,419)
                                                               =======     =======
Earnings per common share before extraordinary item.........   $ (0.10)    $ (0.05)
                                                               =======     =======

     The application of purchase accounting to the Acquisition results in an excess of the purchase price over the estimated fair value of the assets acquired and liabilities assumed. This excess is treated as goodwill. Based upon the strategic positioning of the CR Anthony stores in relation to the Company's growth strategy and the long operating history and historical profitability of these stores, management believes a 40-year amortization period for this goodwill is appropriate. This preliminary purchase price allocation may be adjusted, if necessary, based on additional information as it becomes available.

     The pro forma combined income statements reflect the impact of the CR Anthony Integration Plan as follows (in thousands):

     (e) Adjustments to cost of sales and related buying, occupancy and distribution expenses as follows:

                                                                          SIX MONTHS
                                                                            ENDED
                                                                          AUGUST 2,
                                                                1996         1997
                                                               -------    ----------
Elimination of rental expense related to the closure of CR
  Anthony's distribution center.............................   $  (477)    $  (205)
Elimination of payroll and costs associated with the
  termination of CR Anthony's buying staff..................    (2,840)     (1,174)
                                                               -------     -------
                                                               $(3,317)    $(1,379)
                                                               =======     =======

     (f) Adjustment to selling, general and administrative expenses as follows:

                                                                          SIX MONTHS
                                                                            ENDED
                                                                          AUGUST 2,
                                                                1996         1997
                                                               -------    ----------
Elimination of CR Anthony's payroll and other expenses
  associated with employees who work at the general office
  which is being closed pursuant to the CR Anthony
  Integration Program.......................................   $(7,078)    $(3,613)
Elimination of acquisition related expenses recorded in CR
  Anthony's historical results..............................        --      (6,691)
Amortization of goodwill resulting from the Acquisition.....       966         483
                                                               -------     -------
                                                               $(6,112)    $(9,821)
                                                               =======     =======

NOTE 4 -- REFINANCING ADJUSTMENTS

     (g) Adjustments to net interest as follows:

                                                                          SIX MONTHS
                                                                            ENDED
                                                                          AUGUST 2,
                                                                1996         1997
                                                              --------    ----------
Interest expense associated with the Refinancing............  $ 27,019     $ 10,169
Amortization of debt issue costs associated with the
  Refinancing...............................................     1,617          609
Elimination of interest expense associated with retired
  notes.....................................................   (26,251)     (10,045)
Elimination of debt issue costs associated with retired
  notes.....................................................    (1,389)        (661)
                                                              --------     --------
                                                              $    996     $     72
                                                              ========     ========

NOTE 5 -- INCOME TAXES

     Pro forma adjustments to record the provision or benefit for income taxes have been made assuming a tax rate of 38%, based upon the statutory federal and state income tax rates. These adjustments result in a pro forma combined effective tax rate of 38.9% and 39.3% for 1996 and the six months ended August 2, 1997, respectively.

NOTE 6 -- WEIGHTED AVERAGE SHARES

     Pro forma combined weighted average shares outstanding for 1996 has been adjusted to give effect to: (i) the IPO; and (ii) the issuance by the Company of 3,607,044 shares of Common Stock to stockholders of CR Anthony in connection with the Acquisition as if each transaction had occurred at the beginning of 1996. Pro forma combined weighted average shares outstanding for the six months ended August 2, 1997 has been adjusted to give effect to the issuance of Common Stock in connection with the Acquisition.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     Overview. The Company operates the store of choice for well-known national brand name family apparel in over 400 small towns and communities across the central United States. The Company has recognized the high level of brand awareness and demand for fashionable, quality apparel by consumers in small markets and has identified these markets as a profitable and underserved niche. The Company has developed a unique franchise focused on small markets, differentiating itself from the competition by offering a broad range of brand name merchandise with a high level of customer service in convenient locations.

     The Company has begun to realize the full potential of its unique franchise in small markets as a result of several initiatives undertaken in recent years, including: (i) recruiting a new senior management team; (ii) embarking on a store expansion program to capitalize on available opportunities in new markets through new store openings and strategic acquisitions; and (iii) continuing to refine the Company's retailing concept through new merchandising and operating programs. As a result of these initiatives, the lower operating costs of small market stores and the competitive advantages outlined above, the Company has among the highest operating income margins in the apparel retailing industry.

     Acquisitions. The Company acquired 45 stores from Beall-Ladymon in 1994 and subsequently reopened the stores in the first quarter of 1995 under the Stage name. In 1993, the year prior to their acquisition, the Beall-Ladymon stores generated sales of approximately $53.4 million, whereas during the first four full quarters operated by Stage (the 12 months ended August 3, 1996), the newly opened Stage stores in the same locations generated sales of $95.0 million, an increase of 78%. Over the same period, store contribution more than doubled.

     In June 1996, the Company acquired Uhlmans, a privately-held retailer with 34 locations in Ohio, Indiana and Michigan, where the Company previously had no stores. These stores were of similar size and merchandise content to the Company's existing stores and were compatible with the Company's retailing concept and growth strategy. For 1995, Uhlmans had net sales of $59.7 million and operating income of $2.2 million. For the first six full months since the merchandising function of Uhlmans was completely integrated (December 1996 through May 1997), sales at Uhlmans' stores increased approximately 6% over the comparable period in the prior year, which represents the last six months prior to the consummation of the Uhlmans Acquisition. The Company believes that certain changes to the merchandise mix and an increase in proprietary credit card-based sales will provide further improvement over Uhlmans historical results.

     On June 26, 1997, the Company acquired CR Anthony which operated 246 family apparel stores in small markets throughout the central and midwestern United States under the names "Anthonys" and "Anthonys Limited." The Company believes the Acquisition will strengthen the Company's position as a leading retailer of national brand name apparel in small markets throughout the central and midwestern United States where CR Anthony had been operating for over 70 years. For the fiscal year ended February 1, 1997, CR Anthony's net sales and EBITDA were $288.4 million and $14.0 million, respectively. See "-- Liquidity and Capital Resources."

     The Company believes that the following key strengths have contributed to its successful expansion and acquisition plan: (i) ability to operate profitably in smaller markets; (ii) benefits of strong vendor relationships; (iii) effective merchandising strategy; (iv) focused marketing strategy; (v) benefits of proprietary credit card program; (vi) emphasis on customer service; and (vii) sophisticated operating and information systems.

     Store Closure Plan. During the fourth quarter of 1994, the Company approved the Store Closure Plan which provided for the closure of 40 underperforming Fashion Bar stores. These stores were primarily located in major regional malls within the Denver area. Management determined that the merchandising strategy and market positions of such stores were not compatible with the Company's overall strategy. Accordingly, the Company accrued $5.2 million for the expected costs associated with the Store Closure Plan during 1994. The Store Closure Plan was completed in 1996.

     The financial information, discussion and analysis that follow should be read in conjunction with the Company's Consolidated Financial Statements included elsewhere herein.

RESULTS OF OPERATIONS

     The following sets forth the results of operations as a percentage of sales for the periods indicated. Certain income statement reclassifications have been made to conform to the 1996 format; accordingly, prior year percentages differ slightly from those previously reported.

                                                                         SIX MONTHS ENDED
                                                    FISCAL YEAR        ---------------------
                                               ---------------------   AUGUST 3,   AUGUST 2,
                                               1994    1995    1996      1996        1997
                                               -----   -----   -----   ---------   ---------
Net sales....................................  100.0%  100.0%  100.0%    100.0%      100.0%
Cost of sales................................   68.6    68.6    68.6      68.6        68.4
                                               -----   -----   -----     -----       -----
Gross profit margin..........................   31.4    31.4    31.4      31.4        31.6
Selling, general and administrative
  expenses...................................   21.7    21.8    22.2      22.6        22.0
Store opening and closure costs..............    0.9     0.6     0.4       0.1         0.2
                                               -----   -----   -----     -----       -----
Operating income margin......................    8.8     9.0     8.8       8.7         9.4
Net interest expense.........................    6.9     6.4     5.9       7.0         4.3
                                               -----   -----   -----     -----       -----
Income before income tax and extraordinary
  item.......................................    1.9%    2.6%    2.9%      1.7%        5.1%
                                               =====   =====   =====     =====       =====

THREE AND SIX MONTHS ENDED AUGUST 2, 1997 COMPARED TO AUGUST 3, 1996


     Sales for the second quarter of 1997 increased 30.3% to $238.1 million from $182.8 million in the comparable period of 1996. The increase in second quarter sales was due primarily to $13.4 million of sales from stores opened during 1997 and 1996, $32.4 million of sales for the month of July from the acquired CR Anthony stores, as well as a 5.7% increase in comparable store sales. Sales for the first six months of 1997 increased 24.2% to $429.6 million from $345.9 million in the comparable period of 1996. The increase in sales for the six month period was due primarily to $34.0 million of sales for stores opened during 1997 and 1996, $32.4 million of sales for the month of July from the acquired CR Anthony stores, as well as a 5.3% increase in comparable store sales. The increase in comparable store sales was attributable primarily to the strong performance of the Company's small market stores partially offset by a slight decline in sales at the Company's metropolitan stores.


     Gross profit for the second quarter of 1997 increased 30.6% to $73.9 million from $56.6 million in the comparable period of 1996. Gross profit margin for the second quarter of 1997 and 1996 was 31.0%. Gross profit margin for the second quarter of 1997 was impacted by lower gross profit margins experienced by the acquired CR Anthony locations during July offset by an increase in markup on merchandise sold in the Company's existing stores due to an improved mix of merchandise as well as additional leverage of the fixed cost component of gross margin. Gross profit for the first six months of 1997 increased 24.9% to $135.8 million from $108.7 million in the comparable period of 1996. Gross profit margin for the first six months of 1997 increased to 31.6% from 31.4% for the comparable period in 1996 due to the increase in markup on merchandise sold mentioned above coupled with additional leverage of the fixed cost component of gross margin partially offset by lower gross profit margins experienced by the acquired CR Anthony locations during July.

     The Company has historically used United Parcel Service ("UPS") to ship the majority of merchandise from its distribution center to the Company's stores on a daily basis. As a result of the UPS strike which began during the second quarter of 1997 and was resolved during the third quarter of 1997, the Company used alternative delivery services for approximately 20 days. These services met the Company's distribution needs with minor disruption to its operations but resulted in slightly higher operating costs to the Company than it would have experienced with UPS. Following the conclusion of the UPS strike, UPS resumed service for the Company under the terms of its existing contract. The Company is in the process of rationalizing its distribution arrangements given the current environment which may result in terms which are more or less attractive than the Company's existing agreement with UPS.

     Selling, general and administrative expenses for the second quarter of 1997 increased 25.6% to $53.4 million from $42.5 million in the comparable period of 1996. Selling, general and administrative expenses as a percentage of sales for the second quarter of 1997 decreased to 22.4% from 23.2% in the comparable period of 1996 due to the effective leveraging of the Company's central overhead function as well as an improvement in store variable expenses. Included in selling, general and administrative expenses for the second quarter of 1997 is approximately $1.0 million of integration and duplicative administrative costs at the CR Anthony general office. Selling, general and administrative expenses for the first six months of 1997 increased 20.8% to $94.7 million from $78.4 million in the comparable period of 1996. Selling, general and administrative expenses as a percentage of sales for the first six months of 1997 decreased to 22.0% from 22.6% in the comparable period of 1996 due to the above factors. Advertising expenses as a percentage of sales remained unchanged at approximately 3.6% for the first six months of 1997 and 1996.

     Operating income for the second quarter of 1997 increased 41.7% to $19.7 million from $13.9 million for the second quarter of 1997. Operating income as a percentage of sales for the second quarter of 1997 was 8.3% as compared to 7.6% for the second quarter of 1996 due to the factors described above. Operating income for the first six months of 1997 increased 34.3% to $40.3 million from $30.0 million in the comparable period of 1996. Operating income as a percentage of sales for the first six months of 1997 was 9.4% as compared to 8.7% in the comparable period of 1996.

     Net interest expense for the second quarter of 1997 decreased 24.8% to $9.4 million from $12.5 million for the comparable period in 1996. Net interest expense for the first six months of 1997 decreased 23.6% to $18.4 million from $24.1 million for the comparable period in 1996. Net interest expense for both the three and six months ended August 2, 1997 decreased from the comparable periods in the prior year due to the retirement of the Senior Discount Debentures in connection with the IPO. This decrease was partially offset by increased interest expense associated with issuance of the SRPC Notes in May 1996. The Refinancing did not materially impact interest expense for the second quarter of 1997 or for the first six months of 1997.

     As a result of the foregoing, income before extraordinary item for the second quarter of 1997 increased by 619.6% to $6.2 million from $0.9 million for the comparable period in 1996. Income before extraordinary item for the first six months of 1997 increased by 279.0% to $13.3 million from $3.5 million for the comparable period in 1996.

     In connection with the Refinancing in June 1997, the Company recorded an extraordinary charge of $17.4 million, net of applicable income taxes of $11.1 million, related to the tender premiums and write-off of unamortized debt issue costs associated with the retired debt.

1996 COMPARED TO 1995

     Sales for 1996 increased 13.8% to $776.5 million from $682.6 million in 1995. The increase in sales was due primarily to a 12.9% increase in sales from stores opened during 1996 and 1995, combined with a 3.3% increase in comparable store sales. Total sales for 1996 were not directly comparable to 1995 because 1995 had one additional selling week when compared to 1996. Eliminating the extra selling week from 1995 (approximately $10.0 million in sales), sales for 1996 increased 15.5%.

     Gross profit increased 13.9% to $244.0 million in 1996 from $214.3 million in 1995. Gross profit for 1996 was favorably impacted by an increase in markup on merchandise sold relating to an improved mix of inventories and a lower markdown rate, the result of a continued focus and tight control over inventories. These factors were offset by a $2.4 million decline in LIFO credits. Gross profit margin was 31.4% in 1996 and 1995.

     Selling, general and administrative expenses for 1996 increased 15.8% to $172.6 million from $149.1 million in 1995. As a percentage of sales, these expenses increased to 22.2% in 1996 from 21.8% in 1995 due to (i) the extra selling week in 1995 which had the impact of lowering the selling, general and administrative expense rate for 1995; (ii) duplicative costs associated with the acquisition of Uhlmans; and (iii) an increase in bad debt expense associated with the Company's proprietary credit card program. These increases were partially offset by the application of fixed costs to a greater volume of sales and an increase in service charge income as a result of higher fees assessed on delinquent accounts. Bad debt expense as a percent of sales in 1996 increased to 2.8% from 2.2% in 1995. The increase in bad debt expense was the result of a general rise in the level of personal bankruptcies in the Company's accounts receivable portfolio as well as the Company's adoption of higher late fees. Advertising expenses as a percent of sales for 1996 and 1995 were 3.8% and 3.9%, respectively.

     Operating income for 1996 increased 11.5% to $68.6 million from $61.5 million for 1995 due to the factors discussed above. Operating income as a percent of sales was 8.8% in 1996 as compared to 9.0% in 1995.

     Net interest expense increased 4.5% to $46.0 million in 1996 from $44.0 million in 1995. Net interest expense increased due to the issuance of: (i) $30.0 million in aggregate principal amount of 12.5% SRPC Notes during May 1996; and (ii) $18.3 million in aggregate principal amount of Existing Senior Subordinated Notes during August 1995. These increases were offset by decreased accretion of discount on the Senior Discount Debentures which were retired in October 1996 in connection with the IPO.

     In connection with the IPO and the replacement of the Company's working capital facility, the Company recorded an extraordinary charge of $16.1 million, net of applicable income taxes of $9.8 million.

1995 COMPARED TO 1994

     1995 was highlighted by the positive initial results of management's growth strategy to expand into small markets. Sales increased 17.4% to $682.6 million in 1995 from $581.5 million in 1994. This increase was due to (i) a $112.5 million increase in sales from stores opened during 1994 and 1995; (ii) a 0.8% increase in comparable store sales in 1995; and (iii) $10.0 million in sales due to the inclusion of one extra week in 1995 as a result of 1995 being a 53-week year. Such increases were partially offset by the effects of the Store Closure Plan which was substantially completed in 1995. During 1995, the devaluation of the Mexican peso, which resulted in extremely weak economic conditions throughout Mexico, negatively impacted sales at the Company's six stores located on the Texas/Mexico border. Excluding these stores, comparable store sales growth for 1995 would have been 3.0%.

     Gross profit increased 17.2% to $214.3 million in 1995 from $182.8 million in 1994. Gross margin was 31.4% for both 1995 and 1994. Gross profit for 1995 was favorably impacted by: (i) the opening of new stores, which traditionally experience lower markdown activity during their first six months of operations;
(ii) vendor discount programs granted to the Company to support new store openings; (iii) the application of buying, occupancy and distribution costs over a larger sales base; and (iv) LIFO credits. These items were offset by an increase in markdowns resulting from additional promotional events during the Christmas season intended to increase sales and reduce inventories and an increase in the level of shrinkage. Management believes that the increased shrinkage was due primarily to the Company's focus on improving ticketing compliance on merchandise in 1995 as well as the rapid expansion of stores during the same year.

     Selling, general and administrative expenses for 1995 increased 18.1% to $149.1 million from $126.2 million in 1994. As a percentage of sales, these expenses increased to 21.8% for 1995 from 21.7% in 1994. The increase resulted from incremental costs associated with opening stores in new markets, increased costs associated with the certificates issued under the Accounts Receivable Program to third party investors and an increase in the bad debt expense to 2.2% of sales in 1995 from 1.9% of sales in 1994 associated with the Company's credit card program (including charge-offs resulting from sales of the Mexican border stores). These increases were partially offset by the application of fixed costs to a greater volume of sales and the reversal of a $0.8 million litigation reserve as a result of a favorable court ruling. Advertising expenses as a percent of sales for 1995 and 1994 were 3.9% and 3.8%, respectively; the increase was primarily a result of the Company's expansion into new markets.

     The 1995 store opening and closure costs of $3.7 million were comprised of store opening costs related to 68 new stores. The 1994 store opening and closure costs were comprised of a $5.2 million provision for the Store Closure Plan and $0.4 million for store opening costs related to ten new stores.

     Operating income for 1995 increased 20.6% to $61.5 million from $51.0 million for 1994 due to the factors discussed above. Operating income as a percent of sales was 9.0% in 1995 as compared to 8.8% for 1994.

     Net interest expense for 1995 increased 10.0% to $44.0 million from $40.0 million for 1994. The increase in interest expense was due primarily to an increase in the accretion on the Senior Discount Debentures combined with interest related to the Series D Senior Subordinated Notes issued in August 1995.

     As a result of the factors described above, the Company's net income for 1995 increased 69.8% to $10.7 million from $6.3 million for 1994.

SEASONALITY AND INFLATION

     The Company's business is seasonal and its quarterly sales and profits traditionally are lower during the first three quarters (February through October) and higher during the fourth quarter (November through January). In addition, working capital requirements fluctuate throughout the year, increasing substantially in October and November in anticipation of the holiday season due to requirements for significantly higher inventory levels.

                                                       1995                                        1996
                                     -----------------------------------------   -----------------------------------------
                                        Q1         Q2         Q3         Q4         Q1         Q2         Q3         Q4
                                     --------   --------   --------   --------   --------   --------   --------   --------
Net sales.........................   $142,353   $154,578   $159,161   $226,532   $163,177   $182,750   $182,562   $248,061
Gross profit(1)...................     46,283     46,555     48,659     72,780     52,081     56,623     56,208     79,075
Operating income..................     14,835     11,074      9,724     25,853     16,045     13,925     12,342     26,258
Quarters' operating income as a
  percent of annual income........         24%        18%        16%        42%        24%        20%        18%        38%
Income (loss) before extraordinary
  item............................   $  2,438   $    221   $   (899)  $  8,970   $  2,652   $    868   $   (265)  $ 10,767
Net income (loss).................      2,438        221       (899)     8,970      2,652        868    (16,071)    10,492
Adjusted operating income(2)......     13,797     11,337     10,364     28,498     14,033     13,095     12,053     32,447

---------------

(1) The Company states its inventories at the lower of cost or market, cost being determined on the last-in first-out method. See Note 1 to the Company's Consolidated Financial Statements.

(2) Adjusted operating income represents operating income adjusted to eliminate the income and expense associated with the Company's proprietary credit card program (including the Accounts Receivable Program) and store opening and closure costs.

     The Company does not believe that inflation had a material effect on its results of operations during the past two years. However, there can be no assurance that the Company's business will not be affected by inflation in the future.


LIQUIDITY AND CAPITAL RESOURCES


     On June 3, 1996, the Company purchased Uhlmans for approximately $27.3 million, including acquisition costs and net of cash acquired. The Company, through SRI Receivables Purchase Co., Inc. ("SRPC"), issued the SRPC Notes during May 1996, the proceeds of which were used to fund the Uhlmans Acquisition. The issuance of the SRPC Notes does not impact the ability of the Company to issue additional certificates to third-party investors under the Accounts Receivable Program.

     During October 1996, the Company completed the IPO. The net proceeds to the Company from the IPO were approximately $165.7 million after deducting underwriting discounts and expenses related to the IPO. The net proceeds were used primarily to retire the Senior Discount Debentures. The remaining proceeds of approximately $26.5 million were used for general corporate purposes.

     On June 17, 1997, the Company completed the Refinancing which consisted of the Credit Agreement, the Note Offering and related retirement of approximately $248.2 million of the Company's existing indebtedness. The Note Offering consisted of $200.0 million in Senior Notes and $100.0 million in Senior Subordinated Notes. The gross proceeds from the Note Offering of approximately $299.7 million were used: (i) to retire approximately $248.2 million of the Company's existing higher coupon long-term indebtedness and to pay related fees and expenses; and (ii) to pay transaction and other costs associated with the Acquisition. Concurrently with the Note Offering, the Company entered into the Credit Agreement consisting of the $100.0 million Working Capital Facility and $100.0 million Expansion Facility.

     On June 26, 1997, in connection with the Acquisition, the Company issued approximately 3.6 million shares of Common Stock to stockholders of CR Anthony and assumed approximately $25.9 million in debt. The Acquisition was structured as a merger with CR Anthony merging with and into SRI and SRI surviving with all its rights, privileges, powers and franchises unaffected by the merger. The separate corporate existence of CR Anthony ceased.

     Total working capital increased $26.4 million to $261.6 million at August 2, 1997 from $235.2 million at February 1, 1997, due primarily to the Acquisition. The most significant changes in working capital were: (i) an increase in inventories, accrued expenses and other current liabilities and accounts payable due to the Acquisition and the seasonal build of inventories; and (ii) a decrease in accounts receivable as a result of the seasonal decrease of accounts receivable which were generated during the Christmas season. In addition, prepaid expenses and other current assets increased due primarily to the Acquisition partially offset by the collection of a federal tax refund during the first quarter of 1997.

     The Company's primary capital requirements are for working capital, debt service and capital expenditures. Based upon the Company's capital structure, after giving pro forma effect to the Refinancing and the Acquisition, management anticipates cash interest expense to be approximately $35.0 million during each of 1997 and 1998. Capital expenditures are generally for new store openings, remodeling of existing stores and facilities and customary store maintenance. Capital expenditures in 1996 were $26.1 million as compared to $28.6 million in 1995. Management expects capital expenditures (including capital expenditures resulting from the Acquisition) to be approximately $62.0 million during each of 1997 and 1998, consisting primarily of new store openings, conversion of the CR Anthony stores to the Stage format, and remodeling and maintenance of existing stores. The Company also incurred approximately $18.0 million of one-time costs in connection with the Acquisition, which consisted of, among other things, costs associated with the termination of contracts (including the costs to terminate CR Anthony's private label credit card portfolio with Citicorp), lease terminations, severance payments to CR Anthony employees and transaction fees. Required aggregate principal payments on debt of the Company are expected to total $2.6 million for each of 1997 and 1998.

     The Company's short-term liquidity needs, including a portion of the one-time costs associated with the Acquisition, are expected to be provided by:
(i) existing cash balances; (ii) operating cash flows; (iii) the Accounts Receivable Program; and (iv) the Credit Agreement. The Company expects to fund its long-term liquidity needs from its operating cash flows, the issuance of debt and/or equity securities, the securitization of its accounts receivable and bank borrowings. The Company believes the Refinancing provides it with a more flexible capital structure which: (i) lowers the Company's weighted average cost of borrowing; (ii) extends the average maturities of the Company's debt; (iii) increases the Company's working capital facilities to support its operations; and (iv) provides increased financial flexibility to allow the Company to continue to implement its growth strategy. See "Description of Certain Indebtedness."

     The Company securitizes all of its trade accounts receivable through its wholly owned special purpose entity, SRPC. SRPC holds a retained interest in the securitization vehicle, a special purpose trust (the "Trust") which is represented by three certificates of beneficial ownership in the Trust (the "Retained Certificates"). See Note 3 to the Company's Consolidated Financial Statements. The Company transfers, on a daily basis, all of the accounts receivable generated from purchases by the holders of the Company's proprietary credit card to SRPC. SRPC is a separate limited-purpose subsidiary that is operated in a manner intended to ensure that its assets and liabilities are distinct from those of the Company and its other affiliates as SRPC's creditors have a claim on its assets prior to such assets becoming available to any creditor of the Company. SRPC transfers, on a daily basis, the accounts receivable purchased from the Company to the Trust in exchange for cash or an increase in the Retained Certificates. The remaining interest in the Trust is held by third-party investors which are represented by the Trust Certificates (as defined below). The Retained Certificates are effectively subordinated to the interests of such third-party investors and are pledged to secure the SRPC Notes which were issued to finance the Uhlmans Acquisition. The SRPC Notes are secured by, and paid solely from, the Retained Certificates issued to SRPC by the Trust. Interest on the SRPC Notes accrues at the rate per annum of 12.5% and is payable semi-annually on June 15 and December 15 of each year, commencing December 15, 1996. Amounts received by SRPC from the Retained Certificates are expected to provide a source of cash flows to pay the interest on the SRPC Notes. The SRPC Notes have an expected maturity date of December 15, 2000 (the "Expected Maturity Date"). Principal is expected to be paid on the SRPC Notes in one payment on the Expected Maturity Date. If principal is not paid in full on the Expected Maturity Date it will be paid monthly thereafter on each monthly payment date, to the extent of available funds and subject to the collection experience of the receivables underlying the Trust Certificates at that time.

     Since its inception, the Trust has issued $165.0 million of term certificates and a $40.0 million revolving certificate (collectively, the "Trust Certificates") to third parties representing undivided interests in the Trust. The holder of the revolving certificate agreed to purchase interests in the Trust equal to the amount of accounts receivable in the Trust above the level required to support the term certificates (aggregating $200.1 million at August 2, 1997), up to a maximum of $40.0 million. As of August 2, 1997, the outstanding balance under the revolving certificate was $16.6 million. The Retained Certificates are effectively subordinated to the interests of third-party investors, and are pledged to secure the SRPC Notes. If the amount of accounts receivable in the Trust falls below the level required to support the Trust Certificates, certain principal collections may be retained in the Trust until such time as the accounts receivable balances exceed the amount of accounts receivable required to support the Trust Certificates and any required transferor's interest. SRPC receives distributions from the Trust of cash in excess of amounts required to satisfy the Trust's obligations to third-party investors on the Trust Certificates. Cash so received by SRPC may be used to purchase additional accounts receivable from, or make distributions to, the Company after SRPC has satisfied its obligations on the SRPC Notes. The Trust may issue additional series of certificates from time to time on various terms. Terms of any future series will be determined at the time of issuance. See "Risk Factors -- Consumer Credit Risks."

     Prior to the Acquisition, CR Anthony sold all its private label credit card accounts receivable to Citicorp pursuant to a Retail Credit Services Agreement which expires August 1, 1998. The Company and Citicorp have agreed to terminate this agreement in exchange for the payment of a termination fee by the Company to Citicorp. Additionally, the Company will repurchase any outstanding accounts receivable on the termination date (September 11, 1997) at their face value. As of August 13, 1997, there were approximately $36.0 million of CR Anthony accounts receivable outstanding. The Company intends to incorporate the accounts receivable into the Accounts Receivable Program. See "Risk Factors -- Consumer Credit Risks -- Integration of CR Anthony Private Label Credit Card Program."

     The Company believes that funds provided by operations, together with funds available from the Credit Agreement and the Accounts Receivable Program, will be adequate to meet the Company's anticipated requirements for working capital, interest payments, planned capital expenditures and principal payments on debt. Estimates as to working capital needs and other expenditures may be materially affected if the foregoing sources are not available or do not otherwise provide sufficient funds to meet the Company's obligations.

                                    BUSINESS

GENERAL

     The Company operates the store of choice for well known national brand name family apparel in over 400 small towns and communities across the central United States. The Company has recognized the high level of brand awareness and demand for fashionable, quality apparel by consumers in small markets and has identified these markets as a profitable and underserved niche. The Company has developed a unique franchise focused on small markets, differentiating itself from the competition by offering a carefully edited, but broad range of brand name merchandise with a high level of customer service in convenient locations. Stage's product offerings include fashion apparel, accessories, fragrances and cosmetics and footwear for women, men and children. Over 85% of 1996 sales consisted of brand name merchandise, including nationally recognized names such as Chaps/Ralph Lauren, Liz Claiborne, Guess, Haggar Apparel, Hanes, Calvin Klein, Nike, Reebok and Levi Strauss.

     As of August 2, 1997, the Company operated 578 stores in 24 states throughout the central United States primarily under the "Stage," "Bealls" and "Palais Royal" trade names. Of these stores, the Company acquired 246 stores through the Acquisition. The Company intends to convert the acquired stores to its existing format and trade names during the remainder of 1997 and the first half of 1998. Approximately 80% of the Company's stores are located in small markets and communities with populations generally below 30,000 people, some with as few as 4,000 people. The remainder of the Company's stores operate in metropolitan areas, primarily in suburban Houston. The Company's store format (averaging approximately 16,000 selling square feet) and merchandising capabilities enable the Company to operate profitably in small markets. For 1996, after giving effect to the Refinancing, the Acquisition and the Uhlmans Acquisition as if each had occurred at the beginning of the year, sales and operating income would have been $1.1 billion and $89.9 million, respectively.

     The Company generally faces less competition for brand name apparel as a result of its small market focus. In those markets, competition generally comes from local retailers or small regional chains as most national department stores do not operate in small markets, and access to brand name merchandise generally requires travel to distant regional malls with national department stores. In those small markets where the Company does compete for brand name apparel sales, the Company believes it has a competitive advantage over local retailers and smaller regional chains due to its: (i) economies of scale of its large store base; (ii) strong vendor relationships which provide it with a broad selection of branded merchandise at a lower cost; (iii) proprietary credit card program, which enables it to provide an independent source of credit and which generates a significant customer database that supports the Company's promotion and marketing efforts; and (iv) sophisticated operating systems for efficient management. The Company believes it has a competitive advantage in small markets over national department stores due to its: (i) experience with smaller markets;
(ii) ability to effectively manage merchandise assortments in a small store format; and (iii) operating systems designed for efficient management within small markets. In addition, due to minimal merchandise overlap, the Company generally does not directly compete for branded apparel sales with national discounters such as Wal-Mart.

     In order to fully realize the potential of its unique market position and proven ability to operate profitably in small markets, the Company recruited a new senior management team commencing in 1993. This new management team has: (i) initiated an accelerated store expansion program to capitalize on available opportunities in new markets through new store openings and strategic acquisitions; and (ii) refined the Company's retailing concept through new merchandising and operating programs. As a result of these initiatives, as well as the generally lower operating costs of small market stores and the competitive advantages outlined above, the Company has among the highest operating income margins in the apparel retailing industry. The Company has made substantial progress in implementing its growth strategy by opening or acquiring 68 stores in 1995 and 69 stores in 1996. In addition, the Company expects to open approximately 55 stores in 1997 in addition to the 246 stores acquired pursuant to the Acquisition.

KEY STRENGTHS

     The following factors serve as the Company's key strengths and distinguishing characteristics:

     Ability to Operate Profitably in Small Markets. The Company has recognized that customers in small markets are generally as aware of current fashion trends and as sophisticated as consumers in larger urban centers due to the proliferation of electronic, computer and print media. These consumers, however have not traditionally had convenient access to broad assortments of quality, brand name merchandise. The Company operates in small markets with populations ranging from 4,000 to 30,000, and has developed a store format, generally ranging in size from 12,000 to 30,000 selling square feet, which is smaller than typical department stores yet large enough to offer a well edited, but broad selection of merchandise. This format has enabled the Company to operate profitably in small markets. Historically, the Company has achieved higher profit margins in its small market stores. For 1996, store contribution (operating profit before allocation of corporate overhead) as a percentage of sales for small market stores open for at least one year was 17%, as compared to 12% for larger market stores. In addition, by operating more than 575 stores, the Company benefits from economies of scale in buying and merchandising, management information systems, distribution and advertising which, combined with the lower cost structure of the smaller market stores, has resulted in operating margins which are among the highest in the retailing industry.

     Benefits of Strong Vendor Relationships. The Company's extensive store base offers major vendors a unique vehicle for accessing small markets in a cost effective manner. The proliferation of media combined with the significant national marketing efforts of these vendors has created significant demand for branded merchandise in small markets. However, the financial and other limitations of many local retailers has left large national brands with limited access to such markets. Furthermore, these vendors, in order to preserve brand image, generally do not sell to national discounters. As a result, the Company is able to carry branded merchandise frequently not carried by local competitors. In addition, the Company continuously seeks to expand its vendor base and has recently added nationally recognized name brands such as Dockers for Women, Oshkosh and Polo, as well as fragrances by Elizabeth Arden, Liz Claiborne and Perry Ellis during 1996. In addition, the Company has also increased the participation by key vendors in joint marketing programs to a level that the Company believes exceeds the standard vendor programs provided to its smaller competitors. For example, the Company is among the largest customers of Levi Strauss, Liz Claiborne and Haggar Apparel and enjoys significant support from such vendors in sales promotions, advertising and store fixture programs.

     Effective Merchandising Strategy. The Company's merchandising strategy is based on an in-depth understanding of its customers and is designed to accommodate the particular demographic profit of each store. This understanding is attributable to over 70 years of experience operating in its markets coupled with a buyers' organization that averages over ten years experience with the Company. Store layouts and visual merchandising displays are designed to create a friendly, modern and convenient department store atmosphere which is frequently not found in small markets. The Company's strategy focuses on moderately-priced, brand name merchandise categories which have traditionally yielded attractive margins. The Company offers an edited assortment of quality, moderately-priced, brand name merchandise that is divided into distinct departments including misses, women's, men's, boy's, footwear, intimate apparel, junior's, accessories, cosmetics, fragrances and gifts.

     To augment its brand name merchandise offerings, the Company also offers a quality assortment of higher margin, private label merchandise which comprises less than 15% of total sales. The Company's private label merchandise includes its highly successful Graphite(R) label for apparel, accessories and footwear as well as its new Whispers(R) merchandise through AMC, a cooperative buying service whose participants include nationally recognized retailers such as Federated Department Stores.

     The Company also utilizes a sophisticated merchandise allocation and transfer system which is designed to maximize in-stock positions, increase sales and reduce markdowns. The Company believes that the combination of the size and experience of its buyer group, its vendor relationships, its strong merchandising systems and its participation in AMC allow the Company to compete effectively on both price and selection in its markets.

     Focused Marketing Strategy. The Company's primary target customers are women between the ages of 20 and 55 with household incomes over $25,000 who are the primary decision makers for family clothing purchases. The Company uses a multi-media advertising approach, including newspaper, radio, direct mail and television, to position its store as the local destination for fashionable, brand name merchandise. In addition, the Company heavily promotes its proprietary credit card in order to create customer loyalty and to effectively identify its core customers. The Company believes it is better able to maintain personal contact with its customers due to the small size of its markets, aggressive advertising strategy and well-developed customer service programs designed to encourage a high level of customer interaction. The Company seeks to enhance its image in the communities it serves by encouraging its store managers and employees to be involved in local activities such as youth groups, civic activities and athletic events.

     Benefits of Proprietary Credit Card Program. The Company aggressively promotes its proprietary credit card and, as a result, experiences a higher percentage of proprietary credit card sales (approximately 50% of net sales in 1996) than most apparel retailers. The Company considers its credit card program to be a critical component of its retailing concept because it: (i) enhances customer loyalty by providing customers with a service that few of its local and regional competitors or discounters offer; (ii) allows the Company to identify and regularly contact its best customers; and (iii) helps create a comprehensive database that allows the Company to implement detailed, segmented marketing and merchandising strategies for each store. In addition, the Company has established a VIP program which offers special services and benefits to customers with credit card purchases over $750 annually. VIP customers are rewarded with certain extra services such as free gift-wrapping, emergency check cashing, free credit card registration, discounts in alterations, and other benefits. While these customers only represent approximately 17.1% of total active cardholders, credit sales to these customers during 1996 comprised 42.9% of total cardholder sales. Sales associates are encouraged to focus their selling efforts on these customers to increase the productivity of the Company's marketing efforts.

     Emphasis on Customer Service. A primary corporate objective is to provide excellent customer service through stores staffed with highly trained and motivated sales associates. All sales associates are evaluated and compensated based upon the attainment of specific customer service standards such as offering prompt assistance, suggesting complementary items, sending thank-you notes to credit card customers and establishing consistent contact with customers in order to create a customer base for each associate. The Company continuously monitors the quality of its service by making over 4,500 calls each month to its credit card customers who have recently made a purchase. The results of these surveys are used to determine a portion of each store manager's bonus. In addition, the Company has extended this service philosophy to the design of the store; for example, in nearly all stores it has installed call buttons in the fitting rooms and in smaller market stores, has adopted a "Team One" concept which locates the store manager on the selling floor. The Team One concept is also designed to help the store manager ensure that sales associates focus on selling customer service.

     Sophisticated Operating and Information Systems. The Company supports its retail concept with highly automated and integrated systems in areas such as merchandising, distribution, sales promotions, credit, personnel management, store design and accounting. The Company's merchandising systems assist merchandise planners in allocating merchandise assortments for each store based on specific characteristics and recent sales trends. The Company's point of sale systems include bar code scanning and electronic credit and check authorization, all of which allow the Company to capture customer specific sales data for use in its merchandising system. Other systems allow the Company to identify and mark down slow moving merchandise or efficiently transfer it to stores selling such items more rapidly, and to maintain high levels of in-stock positions in basic items including jeans and hosiery. The Company is focused on expanding its use of electronic data interchange (EDI) and has made significant progress in doing so over the last two years. These systems have enabled the Company to efficiently manage its inventory, improve sales productivity and reduce costs, which have helped contribute to the Company's relatively high operating income margins. The Company has developed and utilizes an automated store personnel scheduling system that analyzes historical hourly and projected sales trends to efficiently schedule sales personnel. This system is designed to minimize labor costs while producing a higher level of customer service.

GROWTH STRATEGY

     In order to fully realize the potential of its unique market position and proven ability to operate profitably in small markets, the Company, through its new management team, has: (i) initiated an aggressive growth strategy to capitalize on available opportunities through new store openings and acquisitions; and (ii) refined its retailing concept to successfully operate in very small markets with populations of less than 12,000.

     New Store Openings in Small Markets. The Company opened 23 stores and acquired 45 stores in 1995, and opened 35 stores and acquired 34 stores in 1996. The Company expects to open approximately 55 new stores in 1997 in addition to the 246 stores acquired pursuant to the Acquisition. Since 1994, store additions have allowed the Company to begin operating in 17 additional states. As part of new management's ongoing expansion strategy, the Company has identified over 600 additional markets in the central United States and contiguous states which meet the Company's demographic and competitive criteria. All of these target markets are smaller communities with populations from 12,000 to 30,000, where the Company has historically experienced its highest profit margins. In addition, the Company believes it has a competitive advantage over local retailers in these markets which are typically underserved by department stores. Based on the Company's historical operating experience, small market stores typically experience lower incremental opening costs and lower occupancy and operating expenses than larger markets. When combined with the Company's operating systems in merchandising, credit, distribution and store personnel scheduling, the smaller market stores have typically generated higher margins than metropolitan market stores. For 1996, store contributions as a percentage of sales for small market stores open for at least one year was 17% as compared to 12% for larger market stores.

     The Company utilizes a proprietary model which is designed to allow management to identify suitable markets for new stores. The Company targets communities for new store openings with populations generally ranging from 12,000 to 30,000, an average household income of $25,000 or more, and which are located at least 30 miles from the nearest regional mall. Such locations generally face limited competition from national retailers. In addition to satisfying the above criteria, only those markets that management believes have the potential to exceed certain minimum sales and profitability standards and have available, suitable, low cost real estate are selected for new store openings.

     In opening a new store, the Company's investment consists primarily of inventory, net of vendor payables, furniture, fixtures, equipment and leasehold improvements and pre-opening expenses. Generally, the Company expects to invest approximately $700,000 in a new store, including: (i) inventory of $450,000 less vendor payables of $110,000; (ii) furniture, fixtures, equipment and leasehold improvements of $300,000; and (iii) pre-opening expenses of $60,000. The average investment in stores opened during 1996 was slightly lower due to the lower investment required to convert the Uhlmans stores.

     Strategic Acquisitions. The Company believes that it can benefit from strategic acquisitions by: (i) applying its buying and merchandising capabilities, sales promotion techniques and customer service methods; (ii) introducing its proven management systems; and (iii) consolidating overhead functions. See "Risk Factors -- Future Growth Strategy" and "Risk
Factors -- Acquisition of CR Anthony." This strategy has been successfully demonstrated by the Company's acquisition of 45 stores from Beall-Ladymon in 1994 and the subsequent reopening of the stores in the first quarter of 1995 under the Stage name. In 1993, the year prior to their acquisition, the Beall-Ladymon stores generated sales of approximately $53.4 million. During the first four full quarters operated by Stage (the 12 months ended August 3, 1996), the newly opened Stage stores in the same locations generated sales of $95.0 million, an increase of 78%. Over the same period, store contribution more than doubled.

     In June 1996, the Company acquired Uhlmans, a privately held retailer with 34 locations in Ohio, Indiana and Michigan, where the Company previously had no stores. These stores were of similar size and merchandise content to the Company's existing stores and were compatible with the Company's retailing concept and growth strategy. For 1995, Uhlmans had net sales of $59.7 million and operating income of $2.2 million. For the first six full months since the merchandising function of Uhlmans was completely integrated (December 1996 through May 1997), sales at the Uhlmans store increased approximately 6% over the comparative period in the prior year, which represents the last six months prior to the consummation of the Uhlmans Acquisition. The Company believes that certain changes to the merchandise mix and an increase in proprietary credit card-based sales will provide further improvement over Uhlmans historical results.

     On June 26, 1997, the Company acquired CR Anthony which was a retailer of brand name family apparel in small markets and operated 246 stores throughout the central and midwestern United States under the names "Anthonys" and "Anthonys Limited." The Company intends to convert the "Anthonys" and "Anthonys Limited" stores to the Company's format under its "Stage" and "Bealls" trade names during the remainder of 1997 and the first half of 1998. The Company believes the Acquisition will strengthen the Company's position as a leading retailer of national brand name apparel in small markets throughout the central and midwestern United States where CR Anthony had been operating for over 70 years. For the fiscal year ended February 1, 1997, CR Anthony's net sales and EBITDA were $288.4 million and $14.0 million, respectively.

     CR Anthony's operating strategy was to offer brand name and private label apparel and footwear for the entire family at competitive prices. The stores are located in 18 states, with the highest concentrations in Texas, Oklahoma, Kansas and New Mexico. Approximately 85% of CR Anthony stores are located in small markets and communities with populations generally below 30,000 and its store format averages approximately 12,000 selling square feet.

     The Company believes that the Acquisition is consistent with its growth strategy to expand as a retailer of moderately priced, national brand name apparel into underserved, small markets through both organic store development and strategic acquisitions. The Acquisition provides an opportunity for the Company to accelerate its expansion program in existing markets and extend its presence in new markets. The Company believes that the Acquisition is attractive because: (i) there is a relatively small number of markets in which the two companies directly overlap; (ii) a majority of the acquired stores are in markets which fit the Company's demographic profile; (iii) a majority of the acquired stores are comparable in size to the Company's stores in similar markets; and (iv) the acquired stores are located in states which are the same as or are contiguous to states in which the Company currently operates.

     The addition of the CR Anthony stores has not only expanded the geographic reach of the Company, but the Company believes that there will be meaningful synergies between the Company and CR Anthony including: (i) central overhead cost savings; (ii) CR Anthony revenue enhancement opportunities; and (iii) CR Anthony gross margin improvement opportunities. The Company expects to realize the aforementioned synergies once the integration and conversion process is substantially complete. See "Risk Factors -- Future Growth Strategy," "Risk Factors -- Integration of CR Anthony" and "The Acquisition."

     Expansion to Micromarkets. The Company believes that there is significant growth potential targeting communities with populations from 4,000 to 12,000 ("micromarkets") using a scaled-down, further edited version of the Company's small market format. This avenue for growth would be designed to capitalize on the Company's historically favorable operating experience in markets of this size. The Company believes that it can successfully operate in micromarkets because: (i) the Company can tailor its existing successful small market store model to the appropriate size for these micromarkets (approximately 10,000 selling square feet and smaller); and (ii) micromarkets are generally characterized by lower levels of competition and lower labor and occupancy costs compared to small markets. The Company has identified approximately 1,200 potential micromarkets in the central United States and contiguous states which meet these criteria.

COMPANY OPERATIONS

     Merchandise Purchasing and Allocation. The Company offers a select assortment of quality, moderately priced soft goods, which are divided into departments including misses, women's, men's, boys, juniors, children's, intimate, petites, accessories, cosmetics, fragrances, gifts and footwear departments. Merchandise mix may vary significantly from store to store to accommodate differing demographic factors. The Company modifies its assortments to focus on merchandise its buyers expect will have the broadest appeal to its targeted customers based upon sales analyses and individual store attributes.

     The Company purchases merchandise from a vendor base of over 2,000 suppliers. The Company's leading vendors for 1996 were Levi Strauss, Liz Claiborne, Haggar Apparel, Guess, Hanes, Nike, Chorus Line, Parson

Place and Reebok. The Company was one of Levi Strauss's top ten customers in 1996. No one supplier accounted for more than 9% of the Company's 1996 purchases. The Company is also a member of the cooperative buying service AMC, and as such is entitled to make purchases of imported merchandise for its private label program. The membership provides the Company with group purchasing opportunities. Private label products result in better gross margins for the Company and excellent value for the customer as a result of the lower cost of such apparel as compared to branded items in the same categories. Private label purchases were approximately 10%, 11% and 9% of total purchases in 1994, 1995 and 1996, respectively. The Company currently intends to keep private label merchandise sales below 15% of total sales in order to focus on sales of branded merchandise.

     Set forth below is certain information regarding the historical percentage of net sales by major merchandise departments for the Company for 1995 and 1996:

                 DEPARTMENT                    1995      1996
                 ----------                    ----      ----
Men's/Young Men..............................   22%       22%
Misses Sportswear............................   15        16
Juniors......................................   13        12
Accessories & Gifts..........................    9         9
Children.....................................    9         9
Shoes........................................    8         9
Intimate.....................................    6         5
Special Sizes................................    5         5
Cosmetics....................................    5         5
Misses Dresses...............................    4         4
Boys.........................................    3         3
Furs & Coats.................................    1         1
                                               ---       ---
                                               100%      100%

     Upon completion of the CR Anthony Integration Plan, the Company expects the merchandise mix of the converted stores to be similar to that of the Company's existing stores.

     The Company's integrated merchandising systems are designed to provide its buyers with the information and analytical support needed to maximize efficiency, increase sales, reduce markdowns and increase inventory turnover through better inventory management. These systems include, among others: (i) an automated merchandise, financial planning and allocation system which recognizes the attributes and current merchandise needs of each store; (ii) a staple stock replenishment system to ensure the Company is in stock on basic items such as hosiery, foundation garments, dress shirts and jeans; (iii) markdown and merchandise transfer analysis; and (iv) an assortment planning system which enables the Company to closely tailor the merchandise assortment in each store based on local demographics and historical trends and automatically allocate merchandise accordingly. In addition, electronic point-of-sale ("POS") terminals at each store record and transmit to the Company's corporate headquarters a real time, full accounting of each day's sales by transaction and item. The Company utilizes its information systems to monitor slow and fast moving merchandise for the purpose of enabling the Company to transfer slower moving merchandise from one store to another store where such merchandise is selling more rapidly. The Company believes that its inventory transfer system improves in-stock positions, increases sales and reduces markdowns, thereby increasing profit margins.

     Credit Services. The Company offers its own private label credit card program, which enhances the Company's relationship with core customers by tailoring credit availability to individual customers and facilitating frequent communication of promotional offering. The number of private label credit accounts and dollar volume of charges reflects an important element in the Company's marketing strategy. The Company believes that private label credit card holders shop more regularly and purchase more merchandise than customers who pay cash or use bankcards. In addition, the Company maintains a database of all proprietary charge purchases of these customers.

     The Company believes that this data base is a significant competitive advantage over competitors who lack such programs, allowing the Company to target promotional material, via direct mail, to its regular customers. At

February 1, 1997, there were more than 1.6 million active accounts. Private label credit card purchases generated approximately 50% of net sales in 1996. The Company seeks to expand the volume of such credit card purchases through a marketing strategy emphasizing: (i) direct mail of promotional materials to existing cardholders to communicate new merchandise offerings; (ii) promotion of customer incentive programs; and (iii) the issuance of new credit through the opening of new accounts and extension of credit on existing accounts. It is the Company's policy to expand the number and use of private label credit card accounts on a controlled basis by utilizing computerized systems such as point-scoring for approving new accounts and behavioral scoring for monitoring account performance and approving additional purchases.

     The Company administers its private label credit card program through a dedicated in-house facility and staff located in Jacksonville, Texas. The Company's internally developed, fully computerized and highly automated credit systems analyze customer payment histories, automatically approve or reject new sales at point of sale and enable account representatives to efficiently manage delinquent account collections.

     Management Information Systems. In addition to its merchandising systems described above, the Company relies on proprietary management information systems to maximize productivity and minimize costs in the other labor-intensive areas of its business, including distribution, personnel management, credit and accounting. In each store, the Company's POS system uses bar code scanning and includes electronic credit and check authorization. The Company has made substantial investments in its systems and utilizes a central mainframe computer to coordinate store level information and to support almost every aspect of the business. By linking the corporate headquarters with each store, the Company's systems allow the merchandising department to track sales of all items at all stores at any time and enable immediate POS credit approval for the use of private label credit cards. These systems have enabled the Company to better manage and plan its inventory while reducing costs and have contributed to the Company's relatively high operating margins.

     Distribution. The Company's 450,000 square foot automated and centralized distribution center in Jacksonville, Texas enables it to distribute most merchandise within 48 hours of receipt and has the current capacity (with minimal incremental investment) to support in excess of 1,000 stores. The Company's centralized distribution system results in more efficient distribution costs per unit, lower freight costs and reduced accounts payable processing costs than certain of the Company's competitors. In 1995, the Company entered into an arrangement with a major freight forwarder for the delivery of merchandise from the distribution center to all of the Company's stores on a daily basis. This arrangement is a more cost-efficient method of distribution than the Company's previous method of multiple common carriers. Distribution expenses, net of handling fees charged to vendors, were less than 1% of net sales in each of 1995 and 1996, which the Company believes is below industry averages.

COMPETITION

     The retail apparel business is highly competitive. Retailers generally compete on the basis of convenience of location, merchandise selection, service and price. Although competition varies widely from market to market, the Company faces substantial competition, particularly in metropolitan markets, from national, regional and local department and specialty stores. Some of the Company's competitors are considerably larger than the Company and have substantially greater financial and other resources. The Company believes that its distinctive retail concept, combined with its emphasis on operating systems and technology, distinguishes it from department store and specialty store competitors, especially in small markets. The Company believes that its knowledge of small markets has enabled it to establish a strong franchise in those markets.

EMPLOYEES

     During 1996, the Company employed an average of 9,606 full and part-time employees at all of its locations, of which 1,165 were salaried and 8,441 were hourly. The Company's central office (which includes corporate, credit and distribution center offices) employed an average of 337 salaried and 679 hourly employees during 1996. In its stores during 1996, the Company employed an average of 828 salaried and 7,762 hourly employees. Such averages will vary during the year as the Company traditionally hires additional employees and increases the hours of part-time employees during peak seasonal selling periods. There are no collective bargaining agreements in effect with respect to any of the Company's employees. The Company believes that relationships with its employees are good. During 1996, CR Anthony employed approximately 2,950 full and part-time employees at all of its locations, of which 351 were salaried and 2,599 were hourly. CR Anthony's central office employed an average of 92 salaried and 171 hourly employees during 1996. In its stores during 1996, CR Anthony employed an average of 259 salaried and 2,428 hourly employees.

PROPERTIES

     The Company's corporate headquarters is located in a 130,000 square foot building in Houston, Texas. The Company leases the building and most of the land at its Houston facility. The Company owns its 450,000 square foot distribution center and its credit department facility, both located in Jacksonville, Texas. See Note 4 to the Consolidated Financial Statements.

     The Company operated stores located in the following states:

                                               NUMBER OF STORES(1)
                                     ---------------------------------------
                                     FEBRUARY 3,    FEBRUARY 1,    AUGUST 2,
             LOCATION                   1996           1997          1997
             --------                -----------    -----------    ---------
Alabama............................        3              3             2
Arizona............................       --              3             4
Arkansas...........................       12             12            24
California.........................       --             --             1
Colorado...........................       13              5             8
Illinois...........................        5             12            13
Indiana............................       --              6             8
Iowa...............................        3              6            12
Kansas.............................        2              3            24
Louisiana..........................       26             27            40
Michigan...........................       --              6             6
Minnesota..........................       --              1             6
Mississippi........................        6              6             7
Missouri...........................        4              6            13
Montana............................       --             --            12
Nebraska...........................       --              1             6
New Mexico.........................        8              9            28
North Dakota.......................       --             --             2
Ohio...............................       --             26            27
Oklahoma...........................       13             13            73
South Dakota.......................       --              2             5
Texas..............................      161            168           245
Wisconsin..........................       --             --             1
Wyoming............................        1             --            11
                                         ---            ---           ---
          Total....................      257            315           578
                                         ===            ===           ===

---------------

(1)  Excluding the stores included in the Store Closure Plan.

     Company stores range in size from 4,000 to 46,000 selling square feet with the majority between 12,000 and 30,000 selling square feet. In general, Bealls stores are located in small markets primarily in Texas, Oklahoma and New Mexico, Stage stores are located in small markets in states other than Texas, Oklahoma and New Mexico and Palais Royal stores are located in metropolitan Houston and suburban areas. These stores are primarily located in strip shopping centers. All store locations are leased except for three Bealls stores and one Stage store that are owned. Most leases provide for a base rent amount plus contingent rentals, generally based upon a percentage of gross sales.

     Some of the buildings which the Company owns and leases in connection with its business may have been constructed with asbestos-containing materials. In the past, the Company has owned underground storage tanks. The Company believes that it is in substantial compliance with federal, state and local environmental provisions and that it currently has no material environmental liabilities.

LEGAL PROCEEDINGS

     From time to time the Company and its subsidiaries are involved in various litigation matters arising in the ordinary course of its business. Management believes that none of the matters in which the Company or its subsidiaries are currently involved, either individually or in the aggregate, is material to the financial position, results of operations, or cash flows of the Company or its subsidiaries.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table lists the names, ages and all positions held by the directors and executive officers of Stage as of August 25, 1997:

          NAME            AGE                         POSITION
          ----            ---                         --------
Carl Tooker.............  50    Chairman of the Board of Directors, President and
                                Chief Executive Officer
Harry Brown.............  50    Executive Vice President/Chief Merchandising Officer
James Marcum............  38    Executive Vice President/Chief Financial Officer and
                                Director
Stephen Lovell..........  41    Executive Vice President/Director of Stores
Ron Lucas...............  50    Senior Vice President/Human Resources
Joshua Bekenstein(1)....  39    Director
Harold Compton(1).......  49    Director
Robert Huth(2)..........  51    Director
Richard Jolosky(1)......  62    Director
Adam Kirsch(2)..........  35    Director
Peter Mulvihill(2)......  38    Director
John J. Wiesner.........  59    Director

---------------

(1)  Member of Compensation Committee.

(2)  Member of Audit Committee.

     Mr. Kirsch and Mr. Mulvihill will resign from the Board of Directors and the Audit Committee effective upon consummation of the Offering. The Company expects to fill the two vacant Board of Directors seats with two independent directors following consummation of the Offering.

     The Board of Directors has established an Audit Committee and a Compensation Committee. The Audit Committee oversees actions taken by the Company's independent auditors, recommends the engagement of auditors and reviews the Company's internal accounting policies and practices. The Compensation Committee approves the compensation of executives of the Company, makes recommendations to the Board of Directors with respect to standards for setting compensation levels and administers the Company's incentive plans.

     Mr. Tooker joined the Company as Director, President and Chief Operating Officer on July 1, 1993. On July 1, 1994, Mr. Tooker was appointed Chief Executive Officer and on January 27, 1997, Mr. Tooker was elected Chairman of the Board of Directors. Mr. Tooker succeeds Mr. Bernard Fuchs, age 70, who retired. Mr. Tooker has 25 years of experience in the retail industry, 18 of which were spent in the May Co. where he served as Chairman and Chief Operating Officer of Filene's of Boston from 1988 to 1990. In 1990, Mr. Tooker joined Rich's, a division of Federated Department Stores, Inc., as President and Chief Operating Officer, and in 1991 Mr. Tooker was promoted to Chief Executive Officer of Rich's where he served until joining the Company in 1993.

     Mr. Brown joined the Company on August 4, 1997. Prior to joining the Company, Mr. Brown was the Executive Vice President for Merchandising, Planning and Marketing at Office Depot in Del Ray Beach, Florida since 1995. Mr. Brown served as the Executive Vice President, General Merchandise Manager over all apparel, accessories and cosmetics at Marshall's from 1990 to 1995, and as Sr. Vice President of Merchandising for both Men's and Women's apparel at Macy's, a division of Federated Department Stores, Inc., from 1978 to 1990.

     Mr. Marcum joined the Company in June 1995 as Executive Vice President and Chief Financial Officer. On August 20, 1997, he was named a Director of the Company. Prior to joining the Company, Mr. Marcum held various positions at the Melville Corporation where he was employed since 1983. Mr. Marcum served as Treasurer of Melville Corporation from 1986 to 1989, Vice President and Controller of Marshalls, Inc., a division of the Melville Corporation, from 1989 to 1990 and from 1990 to 1995 as Senior Vice President and Chief Financial Officer of Marshalls, Inc. From 1980 to 1983, Mr. Marcum was employed at Coopers and Lybrand L.L.P.

     Mr. Lovell joined the Company in June 1995 as Executive Vice President and Director of Stores. Before joining the Company, Mr. Lovell served in various positions at Hit or Miss, a division of TJX Companies, where he was employed since 1980 and where he served since January 1987 as Senior Vice President and Director of Stores.

     Mr. Lucas joined the Company in July 1995 as Senior Vice President, Human Resources. Between 1987 and 1995, Mr. Lucas served as Vice President, Human Resources at two different divisions of Limited, Inc., The Limited Stores Division and Lane Bryant. Previously, he spent seventeen years at the Venture Stores Division of May Co. where from 1985 to 1987 he was Vice President, Organization Development.

     Mr. Bekenstein has been a Director since December 1988 and was Vice Chairman of the Board of Directors and Chief Financial Officer of the Company from May 1992 until June 1995. In March 1996, Mr. Bekenstein resigned as Vice Chairman. Mr. Bekenstein continues to serve as a Director. Mr. Bekenstein has been a Managing Director of Bain Capital, Inc. since May 1993 and a General Partner of Bain Venture Capital since its inception in 1987. Mr. Bekenstein also currently serves on the Board of Directors of Waters Corporation.

     Mr. Compton has been a Director since March 1997. Mr. Compton has served as Executive Vice President and Chief Operating Officer of CompUSA Inc. since January 1995. Previously, he served as Executive Vice President -- Operations, from August 1994 to January 1995. Prior to joining CompUSA Inc., Mr. Compton served as President and Chief Operating Officer of Central Electric Inc. from December 1993 to August 1994. Previously, Mr. Compton served as Executive Vice President -- Operations & Human Resources of HomeBase, Inc. from 1989 to 1993.

     Mr. Huth has been a Director since March 1997. Mr. Huth has served as President of David's Bridal from 1995 to the present. Prior to joining David's Bridal, Mr. Huth was employed by Melville Corporation from 1987 to 1995, where he served as Director, Executive Vice President and Chief Executive Officer.

     Mr. Jolosky has been a Director since March 1997. Mr. Jolosky has served as President of Payless ShoeSource, Inc. since 1996. Mr. Jolosky previously served as President and Chief Executive Officer of Silverman Jewelry Company from 1995 to 1996 and as Chief Executive Officer of the Richard Allen Company from 1992 to 1995.

     Mr. Kirsch has been a Director since June 1992 and has been a Managing Director of Bain Capital, Inc. since May 1993 and a General Partner of Bain Venture Capital since 1990 and was an associate and principal of Bain from 1987 to 1990. Mr. Kirsch also currently serves as a Director of Brookstone, Inc., Duane Reade Holding Corp., Diagnostics Holdings Inc. and the Wesley-Jessen Corporation.

     Mr. Mulvihill has been a Director since December 1988. Mr. Mulvihill has served as a Managing Director of Oak Hill Partners, Inc. (the management company for Acadia and Oak Hill Securities Fund, L.P.) since 1993. From June 1987 to 1993, Mr. Mulvihill worked for and was associated with Rosecliff, Inc. (the predecessor of Oak Hill). Prior to joining Rosecliff, Mr. Mulvihill was an investment banker with Drexel Burnham Lambert Incorporated in the corporate finance department from 1985 to 1987.

     Mr. Wiesner joined the Company as Director effective July 1, 1997. Prior to joining the Company, Mr. Wiesner held varying positions at CR Anthony, including Chairman of the Board, Chief Executive Officer from 1987 to 1997, and President from 1987 to 1990 and 1992 to 1995. From 1977 to 1987, Mr. Wiesner was employed by Pamida, Inc., an operator of discount stores in the midwestern United States, serving as Corporate Controller from 1977 to 1979, Senior Vice President from 1979 to 1981, Senior Executive Vice President and Chief Financial Officer from 1981 to 1985 and Vice Chairman of the Board and Chief Administrative Officer from 1985 to 1987. Prior to joining Pamida, Inc., Mr. Wiesner was employed for seven years by Fisher Foods, Inc., a supermarket chain, attaining the position of Vice President and Controller.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The table below sets forth certain information regarding ownership of the Common Stock as of August 21, 1997 assuming exercise of options exercisable within sixty days of such date by: (i) each person or entity who owns of record or beneficially 5% or more of the Common Stock; (ii) each Selling Stockholder;
(iii) each director and named executive officer; and (iv) all executive officers and directors as a group. Each of such stockholders is assumed to have sole voting and investment power as to the shares shown. Known exceptions are noted. As of August 21, 1997, 1,250,584 shares of Class B common stock were outstanding, all of which are owned by Court Square Capital Limited.


                                                                      PERCENTAGE                   PERCENTAGE
                                        NUMBER OF                      OF TOTAL                     OF TOTAL
                                        SHARES OF    PERCENTAGE OF      SHARES                       SHARES
                                         COMMON      VOTING POWER       OWNED       SHARES TO BE     OWNED
                                          STOCK      PRIOR TO THE    PRIOR TO THE   SOLD IN THE    AFTER THE
                 NAME                     OWNED        OFFERING        OFFERING       OFFERING      OFFERING
                 ----                   ---------    -------------   ------------   ------------   ----------
5% STOCKHOLDERS
  Bain Capital Funds(1)...............  3,517,829        13.5%           12.9%       3,517,829         --
  Acadia Entities.....................  3,030,095(2)     11.6%           11.1%       2,709,715(3)      --(4)
  Citicorp Entities(5)................  2,215,497         3.7%            8.1%                        8.1%
DIRECTORS AND EXECUTIVE OFFICERS
  Joshua Bekenstein(6)................  3,574,184        13.7%           13.1%       3,555,239          *
  Adam Kirsch(6)......................  3,550,249        13.6%           13.0%       3,550,249         --
  Carl Tooker.........................    103,943           *               *                           *
  James Marcum........................     42,625           *               *                           *
  Stephen Lovell......................     33,154           *               *                           *
  Ron Lucas...........................     17,997           *               *                           *
  John Wiesner........................      4,000           *               *                           *
  Robert Huth.........................      2,000           *               *                           *
  Harry Brown.........................         --          --              --                          --
  Harold Compton......................         --          --              --                          --
  Richard Jolosky.....................         --          --              --                          --
  Peter Mulvihill(7)..................         --          --              --                          --
  All executive officers and directors
     as a group (12 Persons)(8).......  3,810,323        14.6%           13.9%                          *
OTHER SELLING STOCKHOLDERS
     9 other Selling Stockholders,
     each of whom is selling less than
     50,000 shares in the
     Offering(9)......................    150,644           *               *          150,644         --


---------------

 *  Less than 1%

(1) Amounts shown include 2,772,741 shares of Common Stock held by Tyler Capital Fund, L.P.; 568,116 shares of Common Stock held by Tyler Massachusetts,
    L.P.: 166,185 shares of Common Stock held by Tyler International; 10,587 shares of Common Stock held by BCIP Associates ("BCIP Associates"); and 200 shares of Common Stock held by BCIP Trust Associates, L.P. ("BCIP Trust" and, collectively with BCIP Associates and the Tyler entities, the "Bain Capital Funds"). The address of the Bain Capital Funds is c/o Bain Venture Capital, Two Copley Place, Boston, Massachusetts 02116.

(2) Amount shown represents 2,836,693 shares held directly by Acadia Partners, L.P. ("Acadia"), 96,701 shares held by FWHY Coinvestments I Partners, L.P. ("FCP") and 96,701 shares held by Rosecliff-Specialty Retailing 1989 Partners, L.P. ("Rosecliff"). A Schedule 13G Statement dated February 14, 1997 (the "Acadia 13G"), reported the collective beneficial ownership of 3,030,095 shares, or 11.1% of the Company's Common Stock, by Acadia, Acadia FW Partners, L.P., a Delaware limited partnership ("Acadia FW"), Acadia MGP, Inc., a Texas corporation ("Acadia MGP"), J. Taylor Crandall, FCP, Bondo FTW, Inc., a Delaware corporation ("Bondo FTW"), David Bonderman, Rosecliff, and Glenn R. August (collectively, the "Acadia Entities"). Acadia, acting through its sole general partner, Acadia FW, acting in turn through its managing general partner, Acadia MGP, has the sole power to vote and dispose of 2,836,693 shares of Common Stock. As the President of Acadia MGP, Mr. Crandall has the sole power to vote and dispose of such 2,836,693 shares of Common Stock. Each of FCP and Rosecliff own 96,701 shares of Common Stock. Because of his position as the President of Bondo FTW, the sole general partner of FCP, Mr. Bonderman may be deemed to be the beneficial owner of the 96,701 shares of Common Stock held by FCP. Because of his position as the sole general partner of Rosecliff, Mr. August may be deemed to be the beneficial owner of the 96,701 shares of Common Stock held by Rosecliff. The Acadia 13G states that neither the fact of its filing by the Acadia Entities nor anything contained therein shall be deemed an admission by the Acadia Entities that a "group" exists within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The address of Acadia and FCP is 201 Main Street, Fort Worth, Texas 76102. The address of Rosecliff is 65 East 55th Street, New York, New York 10022.

(3) Acadia and Rosecliff have advised the Company that immediately prior to the Offering, Acadia and Rosecliff will distribute all of the shares of Common Stock of the Company held by them to their partners (the "Acadia Distributions"). Certain of these partners yet to be determined will be among the Selling Stockholders in the Offering. FCP will not sell any shares in the Offering.

(4) Shares held by FCP and shares received in the Acadia Distributions by partners of Acadia and Rosecliff which will not participate in the Offering will in each case constitute less than one percent of the total shares of Common Stock outstanding after the Offering. As a result, no Acadia Entities will continue to be reflected as 5% Stockholders of the Company after the consummation of the Offering.

(5) Amounts shown include 1,250,584 shares of non-voting Class B Common Stock and 370,068 shares of Common Stock owned by Court Square Capital Limited ("Court Square"), a subsidiary of Citicorp, a Delaware corporation and 594,845 shares of Common Stock owned by Citicorp Venture Capital Limited ("CVC"), a subsidiary of Citicorp. Each share of non-voting Class B Common Stock is convertible, subject to certain restrictions, into one share of Common Stock. The address of Court Square and CVC is 399 Park Avenue, New York, New York 10043.

(6) Amounts shown include shares beneficially owned by the Bain Capital Funds. Mr. Bekenstein and Mr. Kirsch, both Directors of the Company and Managing Directors of Bain Capital, Inc., may be deemed to share voting and dispositive power as to all shares owned by the Bain Capital Funds.

(7) Mr. Mulvihill is a Director of the Company and a Managing Director of the investment adviser to Acadia. In addition, Mr. Mulvihill holds indirectly a limited interest in Acadia and holds directly a limited interest in Rosecliff. However, he does not hold or share voting or dispositive power as to shares beneficially owned by Acadia or Rosecliff.

(8) Amount shown includes 112,719 shares of Common Stock that such persons or group could acquire upon the exercise of options exercisable within 60 days.

(9) Amount shown represent 150,644 shares of Common Stock held by certain partners or employees of Bain Capital Funds. Amount shown excludes shares of Common Stock held by Messrs. Bekenstein and Kirsch. Certain partners and other employees of Bain Capital Funds may make a contribution of Common Stock to one or more charities prior to the Offering. In such case, the recipient charity will be the selling stockholder with respect to such donated shares.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

TRANSACTIONS WITH DIRECTORS AND EXECUTIVE OFFICERS

     Loans to Executive Officers. The Company has made loans, in an aggregate principal amount of $1,344,400, to certain executive officers of the Company. Such loans provide for interest ranging from 5.7% to 7.25% and mature no later than June 1, 2000. All loans are secured by Common Stock or certain real estate owned by such executive officers.

TRANSACTIONS WITH STOCKHOLDERS

     Registration Rights Agreement. The Company is party to a Registration Agreement (the "Registration Agreement") with the Bain Capital Funds, Acadia and Court Square pursuant to which such stockholders have the right to cause the Company to register shares of Common Stock (the "registrable securities") under the Securities Act. Under the terms of the Registration Agreement: (i) the holders of at least a majority of the registrable securities can require the Company, subject to certain limitations, to file up to three "long-form" registration statements under the Securities Act covering all or part of the registrable securities, and subject to certain limitations, to file an unlimited number of "short-form" registration statements under the Securities Act covering all or part of the registrable securities, and (ii) Acadia can require the Company, subject to certain limitations, to file a "long-form" registration statement on Form S-1 covering all or part of the registrable securities held by Acadia (each a "demand registration"). The Company is obligated to pay all registration expenses (other than underwriting discounts and commissions and subject to certain limitations) incurred in connection with the demand registrations. In addition, the Registration Agreement provides the Bain Capital Funds, Acadia and Court Square with "piggyback" registration rights, subject to certain limitations, whenever the Company files a registration statement on a registration form that can be used to register registrable securities.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

CREDIT AGREEMENT

     The Credit Agreement consists of: (i) the $100.0 million Working Capital Facility, pursuant to which the Company has the right at any time prior to June 17, 2000 to solicit one or more Lenders and/or new financial institutions to provide up to $25.0 million in additional commitments to increase the Working Capital Facility to an amount not to exceed in the aggregate $125.0 million, subject to certain conditions, of which up to $50.0 million may be used for letters of credit and $10.0 million may be used for a swing line facility; and
(ii) the $100.0 million Expansion Facility. The Working Capital Facility is used to finance the working capital and general corporate requirements of the Company, including the interim financing of the acquisition of the receivables of CR Anthony. The Expansion Facility is used for acquisitions and general corporate purposes. Each of the Working Capital Facility and Expansion Facility are available in multiple drawings from time to time and amounts borrowed and repaid may be reborrowed until June 17, 2002 (the "Final Maturity Date"); provided that in addition to certain mandatory reductions, the commitments under the Expansion Facility will be reduced on June 17, 2001 by the amount, if any, necessary so that total reductions in the amount of the commitments under the Expansion Facility (taking into account all mandatory reductions) will have been at least $25.0 million. The Working Capital Facility (other than the amount of the excess thereof over $100.0 million after giving effect to any increase thereof) must be reduced to $0.0 million (excluding issued and undrawn letters of credit) for a minimum of 45 consecutive days of each rolling 12 month period.

     Each of the Working Capital Facility and Expansion Facility may be maintained from time to time, at the Company's option, as (a) Base Rate Loans (as defined in the Credit Agreement) which bear interest at the Base Rate plus the applicable Margin Percentage (each as defined in the Credit Agreement) or
(b) Eurodollar Rate Loans (as defined in the Credit Agreement) bearing interest at the Eurodollar Rate (adjusted for reserves) as determined by the administrative agent for the applicable interest period, plus the applicable Margin Percentage (as defined in the Credit Agreement). The initial Margin Percentage for Eurodollar loans is a per annum rate equal to 2.00%, and the initial Margin Percentage for Base Rate Loans is a per annum rate equal to 1.00%. The Margin Percentage will be determined from time to time based on the Adjusted Leverage Ratio (as defined in the Credit Agreement) at the end of each fiscal quarter.

     The Credit Agreement contains certain affirmative and negative covenants contained in the Credit Agreement, including without limitation, covenants that restrict, subject to specified exceptions: (i) the incurrence of additional indebtedness and other obligations and the granting of additional liens; (ii) mergers, acquisitions, investments and acquisitions and dispositions of assets;
(iii) the incurrence of capitalized lease obligations; (iv) dividends; (v) prepayments or repurchase of other indebtedness and amendments to certain agreements governing indebtedness, including the Indentures, the Notes and the Accounts Receivable Program; (vi) engaging in transactions with affiliates and formation of subsidiaries; (vii) capital expenditures; (viii) the use of proceeds; and (ix) changes of lines of business. The Credit Agreement also requires that the Company maintain compliance with certain specified financial covenants, including covenants relating to minimum interest coverage and minimum fixed charge coverage. The Credit Agreement is secured by the distribution center located in Jacksonville, Texas, including equipment located therein and a pledge of SRPC's stock.

OTHER LONG-TERM INDEBTEDNESS

     Senior Notes. The Senior Notes were issued by SRI in an aggregate principal amount of $200.0 million and bear interest at 8 1/2% payable semi-annually on January 15 and July 15. The Senior Notes have a maturity date of July 15, 2005. The Senior Notes are general unsecured obligations and rank senior to all subordinated debt including the Senior Subordinated Notes. The Senior Notes are guaranteed on a senior basis by Stage and all material subsidiaries of Stage.

     Senior Subordinated Notes. The Senior Subordinated Notes were issued by SRI in an aggregate principal amount of $100.0 million and bear interest at 9% payable semi-annually on January 15 and July 15. The Senior Subordinated Notes have a maturity date of July 15, 2007. The Senior Subordinated Notes are subordinated to all senior debt, including the obligations under the Senior Notes. The Senior Subordinated Notes are guaranteed on a senior subordinated basis by Stage and all material subsidiaries of Stage.

     The Senior Notes and the Senior Subordinated Notes contain restrictive covenants which, among other things, (i) limit the Company's ability to sell certain assets, pay dividends, retire its common stock or retire certain debt,
(ii) limit its ability to insure additional debt or issue stock and (iii) limit certain related party transactions.

     SRPC Notes. On May 30, 1996, SRPC issued $30.0 million in aggregate principal amount of SRPC Notes in order to finance the Uhlmans Acquisition. The SRPC Notes have an expected maturity date of December 15, 2000 ("Expected Maturity Date"). Principal is expected to be paid on the SRPC Notes in one payment on the Expected Maturity Date. If principal is not paid in full on the Expected Maturity Date it will be paid monthly thereafter on each Monthly Payment Date (as defined therein), to the extent of available funds. Interest on the Notes accrues at the rate per annum of 12.5% and is payable semi-annually on June 15 and December 15 of each year.

     Principal, interest and premium, if any, on the SRPC Notes is secured by, and paid solely from distributions on, certificates issued to SRPC by the Trust representing the Retained Interest. For a description of the Accounts Receivable Program, see Note 2 to the Company's Consolidated Financial Statements.

     Bealls Subordinated Debentures. The increasing rate 3 Bealls Holding, Inc. ("Bealls Holding") subordinated debentures due 2002 (the "Bealls Holding Subordinated Debentures") in aggregate principal amount of approximately $15.0 million bore interest at 10% through 1994 and 11% in 1995 and currently bear interest of 12% until maturity. Interest is payable semi-annually on June 30 and December 31. Original issue discount of $7.3 million is being charged to interest expense over the term to maturity using the effective interest method. The combination of coupon interest payments and original issue discount results in an effective interest rate of 20.9%. The Bealls Holding Subordinated Debentures may be prepaid, at the Company's option, at their face value. The Company is required to redeem the Bealls Holding Subordinated Debentures beginning no later than December 31, 1997, in no more than six equal annual installments. The Bealls Holding Subordinated Debentures are subordinated to all debt except the Senior Discount Debentures. SRI is the primary obligor under these debentures.

     Bealls Junior Subordinated Debentures. In connection with the acquisition of Bealls, Bealls Holding issued the 7% Bealls Holding Junior Subordinated Debentures Due 2003 ("Bealls Holding Junior Subordinated Debentures") at a face value of approximately $12.5 million, net of discount of approximately $8.4 million. Such discount is being charged to interest expense over the term to maturity using the effective interest method. The Bealls Holding Junior Subordinated Debentures are limited to an aggregate principal amount of approximately $18.3 million. Interest is payable semi-annually on June 30 and December 31. The combination of coupon interest payments and original issue discount results in an effective interest rate of 39.4%. The principal amount of Bealls Holding Junior Subordinated Debentures are subordinated to all debt except the Senior Discount Debentures. SRI is the primary obligor under these debentures.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL MATTERS

     The total amount of authorized capital stock of the Company consists of 75,000,000 shares of Common Stock, par value $0.01 per share, 3,000,000 shares of Class B Common Stock, par value $0.01 per share, and 2,500 shares of preferred stock, par value $1.00 per share (the "Preferred Stock"). Upon completion of the Offering, 27,028,347 shares of Common Stock will be issued and outstanding, 1,250,584 shares of Class B Common Stock will be issued and outstanding, and no shares of Preferred Stock will be outstanding. The discussion herein describes the Company's capital stock, Stage's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and Stage's Amended and Restated Bylaws (the "Bylaws") as will be in effect upon consummation of the Offering. The following summary of certain provisions of the Company's capital stock describes all material provisions of, but does not purport to be complete and is subject to, and qualified in its entirety by, the Certificate of Incorporation and the Bylaws of the Company that are included as exhibits to the Registration Statement of which this Prospectus forms a part and by the provisions of applicable law.

COMMON STOCK

     As of August 21, 1997, there were 27,028,347 shares of Common Stock outstanding held by approximately 254 holders of record. The issued and outstanding shares of Common Stock are, and the shares of Common Stock being offered will be upon payment therefor, validly issued, fully paid and nonassessable. Subject to the prior rights of the holders of any Preferred Stock and restrictions contained in the Company's indebtedness, the holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board of Directors may from time to time determine. See "Dividend Policy."

     The shares of Common Stock are not redeemable or convertible, and the holders thereof will have no preemptive or subscription rights to purchase any securities of the Company. Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive pro rata, along with the holders of Common Stock, the assets of the Company which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of Preferred Stock then outstanding.

     The Common Stock is listed on the Nasdaq National Market under the symbol "STGE".

CLASS B COMMON STOCK

     Unless otherwise required by law, holders of the Class B Common Stock are not entitled to vote on matters submitted to a vote of stockholders, including the election of directors. Holders of Class B Common Stock may elect at any time to convert any or all of such shares into Common Stock, on a share for share basis, to the extent such holder is not prohibited from owning additional voting securities by virtue of regulatory restrictions.

     As of August 21, 1997, there were 1,250,584 shares of Class B Common Stock outstanding held by one holder of record. The issued and outstanding shares of Class B Common stock are validly issued, fully paid and nonassessable. Subject to the prior rights of the holders of any Preferred Stock and restrictions contained in the Company's indebtedness, the holders of outstanding shares of Class B Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board of Directors may from time to time determine. See "Dividend Policy."

     The shares of Class B Common Stock are not redeemable or convertible other than into shares of Common Stock, and the holders thereof will have no preemptive or subscription rights to purchase any securities of the Company. Upon liquidation, dissolution or winding up of the Company, the holders of Class B Common Stock are entitled to receive pro rata, along with the holders of Common Stock, the assets of the Company which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of Preferred Stock then outstanding.

PREFERRED STOCK

     The Board of Directors may, without further action by the Company's stockholders, from time to time, direct the issuance of additional shares of Preferred Stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of Preferred Stock would reduce the amount of funds available for the payment of dividends on shares of Common Stock. Holders of shares of Preferred Stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of the Company before any payment is made to the holders of shares of Common Stock. Under certain circumstances, the issuance of shares of Preferred Stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of the Company's securities or the removal of incumbent management. The Board of Directors, without stockholder approval, may issue shares of Preferred Stock with voting and conversion rights which could adversely affect the holders of shares of Common Stock. There are no shares of Preferred Stock outstanding, and the Company currently has no present intention to issue any shares of Preferred Stock.

CERTAIN PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND BYLAWS

     The Certificate of Incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. The Certificate of Incorporation and the Bylaws provides that, except as otherwise required by law, special meetings of the stockholders can only be called pursuant to a resolution adopted by a majority of the Board of Directors or by the chief executive offer of the Company. Stockholders will not be permitted to call a special meeting or to require the Board of Directors to call a special meeting.

     The Certificate of Incorporation contains a "fair price" provision pursuant to which any Business Combination (as defined therein) involving an interested stockholder and the Company or any subsidiary would require approval by the affirmative vote of the Holders of at least 66 2/3% of the shares of voting stock of the Company. The fair price provision of the Certificate of Incorporation provides that 66 2/3% stockholder vote is not required if the Business Combination is approved by 70% of the continuing directors or if certain procedures and price requirements are satisfied. Instead, the vote, if any, required by applicable Delaware law or by any other provision of the Certificate of Incorporation would be necessary.

     The Bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders of the Company, including proposed nominations of persons for election to the Board of Directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board of Directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to the Company's Secretary timely written notice, in proper form, of the stockholder's intention to bring that business before the meeting. Although the Bylaws do not give the Board of Directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the Bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company.

SECTION 203 OF DELAWARE LAW

     The Company is subject to the "business combination" provisions of the Delaware General Corporation Law. In general, such provisions prohibit a publicly-held Delaware corporation from engaging in various "business combination" transactions with any "interested stockholder" for a period of three years after the date of the transaction in which the person became an "interested stockholder," unless (i) the transaction is approved by the Board of Directors prior to the date the interested stockholder obtained such status,
(ii) upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the numbers of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or
(iii) on or subsequent to such date the "business combination" is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the "interested stockholder." A "business combination" is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation's voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to the Company and, accordingly, may discourage attempts to acquire the Company.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

     The Certificate of Incorporation limits the liability of directors to the fullest extent permitted by the Delaware General Corporation Law. In addition, the Certificate of Incorporation provides that the Company shall indemnify directors and officers of the Company to the fullest extent permitted by such law.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is ChaseMellon Shareholder Services, L.L.C.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Future sales of substantial amounts of Common Stock in the public market could adversely affect market prices of the Common Stock.

     Upon the closing of the Offering there will be 27,028,347 shares of common stock outstanding. The 6,423,949 shares of Common Stock sold in the Offering will be freely tradeable without restriction or further registration under the Securities Act, unless held by an "affiliate" of the Company as that term is defined in Rule 144, which shares will be subject to the resale limitations of Rule 144. Of the outstanding shares, 109,945 have not been registered under the Securities Act and may not be sold unless they are registered or unless an exemption from registration, such as the exemption provided by Rule 144, is available.

     In general, under Rule 144 as currently in effect, a stockholder (or stockholders whose shares are aggregated) who has beneficially owned shares constituting "restricted securities" (generally defined as securities acquired from the Company or an affiliate of the Company in a non-public transaction) for at least one year, is entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the outstanding Common Stock or the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of such sale is filed pursuant to Rule 144. Sales under Rule 144 are also subject to certain provisions regarding the manner of sale, notice requirements and the availability of current public information about the Company. A stockholder (or stockholders whose shares are aggregated) who is not an affiliate of the Company for at least 90 days prior to a proposed transaction and who has beneficially owned "restricted securities" for at least two years is entitled to sell such shares under Rule 144 without regard to the limitations described above. Beginning 90 days following the Offering, 109,945 shares of common stock will be eligible for sale under this rule.

     The Company, the Selling Stockholders, the executive officers and directors of the Company and certain other stockholders of the Company, including the Citicorp Entities, have agreed that they will not offer, sell, contract to sell, grant any option to purchase, establish a put equivalent position (as defined in Rule 1a-1(h) under the Exchange Act), pledge or otherwise dispose of, directly or indirectly, or file or cause to be filed with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of Common Stock, or any securities that are convertible into or exercisable or exchangeable for, or that represent the right to receive, shares of Common Stock, or publicly disclose the intention to make any such offer, sale, grant, establishment, pledge, disposal or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days from the date of this Prospectus.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an Underwriting
Agreement dated             , 1997 (the "Underwriting Agreement"), the
Underwriters named below (the "Underwriters"), for whom Credit Suisse First Boston Corporation and Bear, Stearns & Co. Inc. are acting as representatives (the "Representatives"), have severally but not jointly agreed to purchase from the Selling Stockholders the following respective numbers of shares of Common
Stock:


                                                              NUMBER OF
                        UNDERWRITER                            SHARES
                        -----------                           ---------
Credit Suisse First Boston Corporation......................
Bear, Stearns & Co. Inc.....................................

                                                              ---------
          Total.............................................  6,448,018
                                                              =========


     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the shares of Common Stock offered hereby (other than those shares covered by the over-allotment option described below) if any are purchased. The Underwriting Agreement provides that, in the event of a default by an Underwriter, in certain circumstances the purchase commitments of the non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

     The Company has granted to the Underwriters an option, expiring at the close of business on the 30th day after the date of this Prospectus, to purchase up to 650,000 additional shares at the initial public offering price less the underwriting discounts and commissions, all as set forth on the cover page of this Prospectus. Such option may be exercised only to cover over-allotments in the sale of the shares of Common Stock. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as it was obligated to purchase pursuant to the Underwriting Agreement.

     The Company and the Selling Stockholders have been advised by the Representatives that the Underwriters propose to offer shares of Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus and, through the Representatives, to certain dealers at such
price less a concession of $          per share, and the Underwriters and such
dealers may allow a discount of $          per share on sales to certain other
dealers. After the initial public offering, the public offering price and concession and discount to dealers may be changed by the Representatives.

     The Representatives, on behalf of the Underwriters, may engage in over-allotment, stabilizing transactions, syndicate-covering transactions, penalty bids and "passive" market making in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate-covering transactions involve purchases of Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. In "passive" market making, market makers in the Common Stock who are Underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchases of the Common Stock until the time, if any, at which the stabilizing bid is made. Penalty bids permit the Representatives to reclaim a selling concession from a syndicate member when the shares of Common Stock originally sold by such syndicate member are purchased in a syndicate-covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate-covering transactions and penalty bids may cause the price of the Common Stock to be higher than it would be in the absence of such transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     The Company, the Selling Stockholders, the executive officers and directors of the Company and certain other stockholders of the Company, including the Citicorp Entities, have agreed that they will not offer, sell, contract to sell, grant any option to purchase, establish a put equivalent position (as defined in Rule 1a-1(h) under the Exchange Act), pledge or otherwise dispose of, directly or indirectly, or file or cause to be filed with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of Common Stock, or any securities that are convertible into or exercisable or exchangeable for, or that represent the right to receive, shares of Common Stock, or publicly disclose the intention to make any such offer, sale, grant, establishment, pledge, disposal or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days from the date of this Prospectus.

     The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or contribute to payments which the Underwriters may be required to make in respect thereof.

     Certain of the Underwriters and their affiliates have provided from time to time, and expect to provide in the future, various investment banking and commercial banking services for the Company and the Selling Stockholders, for which they have received and will receive customary fees and commissions.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the Common Stock in Canada is being made only on a private placement basis exempt from the requirement that the Company and the Selling Stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of Common Stock are effected. Accordingly, any resale of the Common Stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Common Stock.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of Common Stock in Canada who receives a purchase confirmation will be deemed to represent to the Company, the Selling Stockholders and the dealer from whom such purchase confirmation is received that: (i) such purchaser is entitled under applicable provincial securities laws to purchase such Common Stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent and (iii) such purchaser has reviewed the text above under "Resale Restrictions."

RIGHT ACTION FOR ONTARIO PURCHASERS

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by
Section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission of rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the Company's directors and officers as well as the experts and the Selling Stockholders named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the Company or such persons. All or a substantial portion of the assets of the Company and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the Company or such persons in Canada or to enforce a judgment obtained in Canadian courts against the Company of such persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of Common Stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Common Stock acquired by such purchaser pursuant to the Offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from the Company. Only one such report must be filed in respect of Common Stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of Common Stock should consult their own legal and tax advisers with respect to the tax consequences of an investment in the Common Stock in their particular circumstances and with respect to the eligibility of the Common Stock for investment by such purchasers under relevant Canadian legislation.

                    CERTAIN U.S. FEDERAL TAX CONSIDERATIONS
                      FOR NON-U.S. HOLDERS OF COMMON STOCK

     The following is a general discussion of certain U.S. federal income and estate tax consequences of the ownership and disposition of Common Stock by a beneficial owner thereof that is a "Non-U.S. Holder." A "Non-U.S. Holder" is a person or entity that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership, or a non-resident fiduciary of a foreign estate or trust.

     This discussion is based on the Code and administrative interpretations as of the date hereof, all of which are subject to change, including changes with retroactive effect. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to Non-U.S. Holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders should consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of Common Stock, including the consequences under the laws of any state, local or foreign jurisdiction.

     Proposed United States Treasury Regulations were issued on April 22, 1996 (the "Proposed Regulations") which, if adopted, would affect the United States taxation of dividends paid to a Non-U.S. Holder on Common Stock. The Proposed Regulations are generally proposed to be effective with respect to dividends paid after December 31, 1997, subject to certain transition rules. The discussion below is not intended to be a complete discussion of the provisions of the Proposed Regulations, and prospective investors are urged to consult their tax advisors with respect to the effect the Proposed Regulations would have if adopted.

DIVIDENDS

     Subject to the discussion below, dividends, if any, paid to a Non-U.S. Holder of Common Stock generally will be subject to withholding tax at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. For purposes of determining whether tax is to be withheld at a 30% rate or at a reduced rate as specified by an income tax treaty, in accordance with existing United States Treasury Regulations, the Company ordinarily will presume that dividends paid to an address in a foreign country are paid to a resident of such country absent knowledge that such presumption is not warranted.

     Under the Proposed Regulations, to obtain a reduced rate of withholding under a treaty, a Non-United States Holder would generally be required to provide an Internal Revenue Service Form W-8 certifying such Non-United States Holder's entitlement to benefits under a treaty. The Proposed Regulations would also provide special rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends paid to a Non-United States Holder that is an entity should be treated as paid to the entity or to those holding an interest in that entity.

     There will be no withholding tax on dividends paid to a Non-U.S. Holder if such dividends are effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States and if a Form 4224 stating that the dividends are so connected is filed with the Company or its paying agent. Instead, the effectively connected dividends will be subject to regular U.S. net income tax at graduated rates, in the same manner as if the Non-U.S. Holder were a U.S. resident. In addition to the graduated tax described above, a non-U.S. corporation receiving effectively connected dividends may be subject to a "branch profits tax" which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) of the non-U.S. corporation's effectively connected earnings and profits, subject to certain adjustments.

     Generally, the Company must report to the U.S. Internal Revenue Service the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or certain other agreements, the U.S. Internal Revenue Service may make its reports available to tax authorities in the recipient's country of residence.

     Dividends paid to a Non-U.S. Holder at an address within the United States may be subject to backup withholding imposed at a rate of 31% if the Non-U.S. Holder fails to establish that it is entitled to an exemption or to provide a correct taxpayer identification number and certain other information to the Company or its paying agent.

GAIN ON DISPOSITION OF COMMON STOCK

     A Non-U.S. Holder generally will not be subject to U.S. federal income tax (and no tax will generally be withheld) with respect to gain realized on a sale or other disposition of Common Stock unless (i) the gain is effectively connected with a trade or business of such holder in the United States, (ii) in the case of certain Non-U.S. Holders who are non-resident alien individuals and hold the Common Stock as a capital asset, such individuals are present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, (iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of the Code regarding the taxation of U.S. expatriates, or (iv) the Company is or has been a "United States real property holding corporation" for federal income tax purposes and the Non-U.S. Holder owned directly or pursuant to certain attribution rules more than 5% of the Company's Common Stock (assuming the Common Stock is regularly traded on an established securities market) at any time within the shorter of the five-year period preceding such disposition or such holder's holding period.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING ON DISPOSITION OF COMMON STOCK

     Under current United States federal income tax law, information reporting and backup withholding imposed at a rate of 31% will apply to the proceeds of a disposition of Common Stock paid to or through a U.S. office of a broker unless the disposing holder certifies as to its non-U.S. status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds if the payment is made outside the United States through a non-U.S. office of a non-U.S. broker. However, U.S. information reporting requirements (but not backup withholding) will apply to a payment of disposition proceeds outside the United States if the payment is made through an office outside the United States of a broker that is (i) a U.S. Person, (ii) a foreign person which derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or (iii) a "controlled foreign corporation" for U.S. federal income tax purposes, unless the broker maintains documentary evidence that the holder is a Non-U.S. Holder and that certain conditions are met, or that the holder otherwise is entitled to an exemption.

     The Proposed Regulations would, if adopted, alter the foregoing rules in certain respects. Among other things, the Proposed Regulations would provide certain presumptions under which a Non-United States Holder would be subject to backup withholding and information reporting unless the Company receives certification from the holder of its non-U.S. status.

     Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the U.S. Internal Revenue Service.

FEDERAL ESTATE TAX

     An individual Non-U.S. Holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in the Common Stock will be required to include the value thereof in his gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise. Estates of non-resident aliens are generally allowed a statutory credit which has the effect of offsetting the United States federal estate tax imposed on the first $60,000 of the taxable estate.

                                 LEGAL MATTERS

     The validity of the Common Stock being offered hereby and certain other legal matters relating to the Offering will be passed upon for the Company and certain Selling Stockholders by Kirkland & Ellis (a partnership which includes professional corporations), New York, New York. Certain legal matters will be passed upon for the Underwriters by Dewey Ballantine, New York, New York. Certain legal matters will be passed upon for Acadia by Paul, Weiss, Rifkind, Wharton & Garrison, New York, New York.

                                    EXPERTS

     The consolidated financial statements of the Company at February 1, 1997 and February 3, 1996 and for each of the three years in the period ended February 1, 1997 included herein have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of CR Anthony incorporated herein by reference for the 52 weeks ended February 1, 1997, the 53 weeks ended February 3, 1996 and 52 weeks ended January 29, 1995, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed the Registration Statement on Form S-3 with respect to the Common Stock being offered hereby with the Securities and Exchange Commission (the "Commission") under the Securities Act. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain items of which are omitted in accordance with the rules and regulations of the Commission. Statements contained in this Prospectus concerning the provisions of documents filed with the Registration Statement as exhibits are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed as an exhibit to the Registration Statement. The Registration Statement, including the exhibits thereto, can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at the Regional Offices of the commission at 75 Park Place, New York, New York 10007 and at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Additionally, the Commission maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including the Company.

                     INFORMATION INCORPORATED BY REFERENCE

     The following documents of Stage, which have been filed with the Commission, are incorporated herein by reference:

     1. Stage's Annual Report on Form 10-K for the 52 weeks ended February 1, 1997.

     2. Stage's Current Report on Form 8-K dated March 5, 1997.

     3. Stage's Proxy Statement dated April 16, 1997, as amended.

     4. Stage's Quarterly Report on Form 10-Q for the three months ended May 3, 1997.

     5. Stage's Registration Statement on Form S-4 dated May 27, 1997, as amended.

     6. Stage's Current Report on Form 8-K dated May 21, 1997.

     7. Stage's Current Report on Form 8-K dated June 26, 1997.

     8. Stage's Current Report on Form 8-K/A-1 dated June 26, 1997.

     9. Stage's Registration Statement on Form S-4 dated August 1, 1997, as amended.

     10. Stage's Quarterly Report on Form 10-Q for the three months ended August 2, 1997.

     All documents filed by Stage with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination or completion of the Offering shall be deemed to be incorporated by reference in this Prospectus and to be part of this Prospectus from the date of the filing of such document. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     Stage hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of such person, a copy of any or all of the information filed by it that has been incorporated by reference in this Prospectus (not including exhibits to the information that is incorporated by reference herein unless such exhibits are specifically incorporated by reference in such information). Requests for such information should be directed to Stage Stores, Inc., 10201 Main Street, Houston, Texas 77025, Attention: Investor Relations (telephone number: (800) 579-2302).

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     THIS PROSPECTUS INCLUDES "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF
SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE EXCHANGE ACT. ALL STATEMENTS OTHER THAN STATEMENTS OF HISTORICAL FACTS INCLUDED IN THIS PROSPECTUS, INCLUDING WITHOUT LIMITATION, CERTAIN STATEMENTS UNDER THE "PROSPECTUS SUMMARY," "THE COMPANY," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS" AND LOCATED ELSEWHERE HEREIN REGARDING THE COMPANY'S FINANCIAL POSITION AND BUSINESS STRATEGY, MAY CONSTITUTE FORWARD-LOOKING STATEMENTS. ALTHOUGH THE COMPANY BELIEVES THAT THE EXPECTATIONS REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS ARE REASONABLE, IT CAN GIVE NO ASSURANCE THAT SUCH EXPECTATIONS WILL PROVE TO HAVE BEEN CORRECT. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE COMPANY'S EXPECTATIONS ("CAUTIONARY STATEMENTS") ARE DISCLOSED IN THIS PROSPECTUS, INCLUDING WITHOUT LIMITATION IN CONJUNCTION WITH THE FORWARD-LOOKING STATEMENTS INCLUDED IN THIS PROSPECTUS AND UNDER "RISK FACTORS." ALL SUBSEQUENT WRITTEN AND ORAL FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO THE COMPANY OR PERSONS ACTING ON ITS BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
  UNAUDITED FINANCIAL STATEMENTS
     Consolidated Condensed Balance Sheet at August 2, 1997
      and February 1, 1997..................................  F-2
     Consolidated Condensed Statement of Income for the six
      months ended August 2, 1997 and August 3, 1996........  F-3
     Consolidated Condensed Statement of Cash Flows for the
      six months ended August 2, 1997 and August 3, 1996....  F-4
     Consolidated Condensed Statement of Stockholders'
      Equity for the six months ended August 2, 1997........  F-5
     Notes to Unaudited Consolidated Condensed Financial
      Statements............................................  F-6

  AUDITED FINANCIAL STATEMENTS
     Report of Independent Accountants......................  F-8
     Consolidated Balance Sheet at February 1, 1997 and
      February 3, 1996......................................  F-9
     Consolidated Statement of Operations for 1996, 1995 and
      1994..................................................  F-10
     Consolidated Statement of Cash Flows for 1996, 1995 and
      1994..................................................  F-11
     Consolidated Statement of Stockholders' Equity for
      1996, 1995 and 1994...................................  F-13
     Notes to Consolidated Financial Statements.............  F-14

                               STAGE STORES, INC.

                      CONSOLIDATED CONDENSED BALANCE SHEET
                        (IN THOUSANDS, EXCEPT PAR VALUE)

                                     ASSETS

                                                              AUGUST 2,    FEBRUARY 1,
                                                                1997          1997
                                                              ---------    -----------
                                                                    (UNAUDITED)
Cash and cash equivalents...................................  $ 18,929      $ 18,286
Undivided interest in accounts receivable trust.............    51,822        80,672
Merchandise inventories, net................................   258,488       187,717
Prepaid expenses............................................    18,551        15,690
Other current assets........................................    39,842        32,797
                                                              --------      --------
          Total current assets..............................   387,632       335,162
Property, equipment and leasehold improvements, net.........   138,383       111,189
Goodwill, net...............................................    87,033        47,173
Other assets................................................    49,629        15,759
                                                              --------      --------
                                                              $662,677      $509,283
                                                              ========      ========

                         LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable............................................  $ 66,638      $ 54,336
Accrued interest............................................     4,347        12,908
Accrued expenses and other current liabilities..............    55,032        32,699
                                                              --------      --------
          Total current liabilities.........................   126,017        99,943
Long-term debt..............................................   356,877       298,453
Other long-term liabilities.................................    19,048        18,621
                                                              --------      --------
          Total liabilities.................................   501,942       417,017
                                                              --------      --------
Preferred stock, par value $1.00, non-voting, 3 shares
  authorized, no shares issued or outstanding...............        --            --
Common stock, par value $0.01, 75,000 shares authorized,
  25,741 and 22,033 shares issued and outstanding,
  respectively..............................................       257           220
Class B common stock, par value $0.01, non-voting 3,000
  shares authorized, 1,251 issued and outstanding...........        13            13
Additional paid-in capital..................................   242,283       169,811
Accumulated deficit.........................................   (81,818)      (77,778)
                                                              --------      --------
Stockholders' equity........................................   160,735        92,266
                                                              --------      --------
Commitments and contingencies...............................        --            --
                                                              --------      --------
                                                              $662,677      $509,283
                                                              ========      ========

         The accompanying notes are an integral part of this statement.

                               STAGE STORES, INC.

                   CONSOLIDATED CONDENSED STATEMENT OF INCOME
                   (IN THOUSANDS, EXCEPT EARNINGS PER SHARE)
                                  (UNAUDITED)

                                                      THREE MONTHS ENDED       SIX MONTHS ENDED
                                                     ---------------------   ---------------------
                                                     AUGUST 2,   AUGUST 3,   AUGUST 2,   AUGUST 3,
                                                       1997        1996        1997        1996
                                                     ---------   ---------   ---------   ---------
Net sales..........................................  $238,137    $182,750    $429,649    $345,927
Cost of sales and related buying, occupancy and
  distribution expenses............................   164,235     126,127     293,822     237,223
                                                     --------    --------    --------    --------
Gross profit.......................................    73,902      56,623     135,827     108,704
Selling, general and administrative expenses.......    53,405      42,468      94,663      78,433
Store opening and closure costs....................       761         230         904         301
                                                     --------    --------    --------    --------
Operating income...................................    19,736      13,925      40,260      29,970
Interest, net......................................     9,449      12,466      18,391      24,054
                                                     --------    --------    --------    --------
Income before income tax and extraordinary item....    10,287       1,459      21,869       5,916
Income tax expense.................................     4,041         591       8,529       2,396
                                                     --------    --------    --------    --------
Income before extraordinary item...................     6,246         868      13,340       3,520
Extraordinary item -- early retirement of debt.....   (17,380)         --     (17,380)         --
                                                     --------    --------    --------    --------
Net income (loss)..................................  $(11,134)   $    868    $ (4,040)   $  3,520
                                                     ========    ========    ========    ========
Earnings (loss) per common share data:
----------------------------------------
  Earnings per common share before extraordinary
     item..........................................  $   0.25    $   0.07    $   0.54    $   0.27
  Extraordinary item -- early retirement of debt...     (0.68)         --       (0.70)         --
                                                     --------    --------    --------    --------
  Earnings (loss) per common share.................  $  (0.44)   $   0.07    $  (0.16)   $   0.27
                                                     ========    ========    ========    ========
  Weighted average common shares outstanding.......    25,478      13,015      24,688      12,957
                                                     ========    ========    ========    ========

         The accompanying notes are an integral part of this statement.

                               STAGE STORES, INC.

                 CONSOLIDATED CONDENSED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                 SIX MONTHS ENDED
                                                              ----------------------
                                                              AUGUST 2,    AUGUST 3,
                                                                1997         1996
                                                              ---------    ---------
Cash flows from operating activities:
Net income (loss)...........................................  $ (4,040)    $  3,520
                                                              --------     --------
Adjustments to reconcile net income to net cash provided by
  (used in) operating activities:
  Depreciation and amortization.............................     8,003        6,844
  Deferred income taxes.....................................       364         (833)
  Accretion of discount.....................................       579        7,663
  Amortization of debt issue costs..........................     1,016        1,031
  Loss on early extinguishment of debt......................    17,380           --
  Changes in working capital................................     7,327      (12,118)
                                                              --------     --------
          Total adjustments.................................    34,669        2,587
                                                              --------     --------
       Net cash provided by operating activities............    30,629        6,107
                                                              --------     --------
Cash flows from investing activities:
  Acquisitions, net of cash acquired........................    (4,996)     (27,276)
  Additions to property, equipment and leasehold
     improvements...........................................   (20,797)     (15,183)
                                                              --------     --------
       Net cash used in investing activities................   (25,793)     (42,459)
                                                              --------     --------
Cash flows from financing activities:
  Proceeds from common stock................................       224          292
  Proceeds from long-term debt..............................   299,720       30,000
  Proceeds from Revolving Credit Agreement, net.............     5,000        7,500
  Payments on long-term debt................................  (296,805)        (125)
  Redemption of common stock................................        --          (16)
  Additions to debt issue costs.............................   (12,332)      (2,632)
                                                              --------     --------
       Net cash provided by (used in) financing
        activities..........................................    (4,193)      35,019
Net increase (decrease) in cash and cash equivalents........       643       (1,333)
                                                              --------     --------
Cash and cash equivalents:
  Beginning of period.......................................    18,286       20,273
                                                              --------     --------
  End of period.............................................  $ 18,929     $ 18,940
                                                              ========     ========
Supplemental disclosure of cash flow information:
  Interest paid.............................................  $ 25,594     $ 14,885
                                                              ========     ========
  Income taxes paid.........................................  $  3,175     $  8,617
                                                              ========     ========

     The Company purchased Uhlmans, Inc. on June 3, 1996. On June 26, 1997, the Company acquired C.R. Anthony Company. In conjunction with these acquisitions, liabilities were assumed as follows:

                                                                 SIX MONTHS ENDED
                                                              ----------------------
                                                              AUGUST 2,    AUGUST 3,
                                                                1997         1996
                                                              ---------    ---------
Fair value allocated to assets acquired.....................  $120,665     $ 34,295
Cash paid for assets acquired, including acquisition
  expenses..................................................    (4,996)     (27,276)
Value of Common Stock exchanged.............................   (72,284)          --
                                                              --------     --------
Liabilities assumed.........................................  $ 43,385     $  7,019
                                                              ========     ========

         The accompanying notes are an integral part of this statement.

                               STAGE STORES, INC.

            CONSOLIDATED CONDENSED STATEMENT OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                      COMMON STOCK
                                       -------------------------------------------
                                                                    CLASS B
                                                              --------------------   ADDITIONAL
                                         SHARES                 SHARES                PAID-IN     ACCUMULATED
                                       OUTSTANDING   AMOUNT   OUTSTANDING   AMOUNT    CAPITAL       DEFICIT      TOTAL
                                       -----------   ------   -----------   ------   ----------   -----------   --------
Balance, February 1, 1997............     22,033      $220       1,251       $13      $169,811     $(77,778)    $ 92,266
Net loss.............................         --        --          --        --            --       (4,040)      (4,040)
Option activity......................        101         1          --        --           224           --          225
Issuance of stock in connection with
  CR Anthony Acquisition.............      3,607        36          --        --        72,248           --       72,284
                                         -------      ----       -----       ---      --------     --------     --------
Balance, August 2, 1997..............     25,741      $257       1,251       $13      $242,283     $(81,818)    $160,735
                                         =======      ====       =====       ===      ========     ========     ========

         The accompanying notes are an integral part of this statement.

                               STAGE STORES, INC.

         NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

     1. The accompanying unaudited consolidated condensed financial statements of Stage Stores, Inc. ("Stage Stores"), have been prepared in accordance with Rule 10-01 of Regulation S-X and do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. Those adjustments, which include only normal recurring adjustments, that are, in the opinion of management, necessary for a fair presentation of the results of the interim periods have been made. The results of operations for such interim periods are not necessarily indicative of results of operations for a full year. The unaudited consolidated condensed financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended February 1, 1997 filed with Stage Stores, Inc.'s Annual Report on Form 10-K. Certain reclassifications have been made to prior year amounts to conform with the current year presentation. The fiscal years discussed herein end on the Saturday nearest to January 31, in the following calendar year. For example, references to "1997" mean the fiscal year ending January 31, 1998.

     Stage Stores conducts its business exclusively through its wholly owned subsidiary Specialty Retailers, Inc. ("SRI"), which operated 578 family apparel stores in the central United States as of August 2, 1997. Stage Stores has no operations of its own and its primary asset is the common stock of SRI. Stage Stores and SRI are collectively referred to herein as the "Company".

     2. Pursuant to the accounts receivable securitization program implemented in 1993 (the "Accounts Receivable Program"), an indirect wholly owned subsidiary of the Company, SRI Receivables Purchase Co., Inc. ("SRPC") purchases the accounts receivable generated by the Company's private label credit card program. Such accounts receivable are transferred to a master trust (the "Trust") which has issued certain certificates to third parties representing undivided interests in the Trust. SRPC owns an undivided interest in the accounts receivable not supporting the certificates issued to third parties by the Trust (the "Restricted Interest"). SRPC is a separate corporate entity from the Company and SRPC's creditors have a claim on its assets prior to those assets becoming available to any creditor of the Company.

     3. During October 1996, the Company completed an initial public offering (the "Offering") of its common stock. The Company sold 10,750,000 shares at an initial offering price of $16.50 per share. The net proceeds from the Offering to the Company were approximately $165.7 million after deducting underwriting discounts and expenses related to the transaction. The net proceeds were used primarily to retire the 12 3/4% Senior Discount Debentures due 2000 (the "Senior Discount Debentures"). The remaining proceeds of approximately $26.5 million were used for general corporate purposes. Immediately prior to the Offering, the Board of Directors approved a .94727 for 1 reverse stock split, the effect of which is reflected in the accompanying financial statements for all periods presented.

     4. During the second quarter of 1997, the Company completed an offering of $300.0 million of long-term indebtedness consisting of $200.0 million in aggregate principal amount of 8 1/2% Senior Notes Due 2005 and $100.0 million in aggregate principal amount of 9% Senior Subordinated Notes Due 2007. The gross proceeds from the issuance of these notes (approximately $299.7 million) were used to retire the Company's existing 10% Senior Notes due 2000 and 11% Senior Subordinated Notes due 2003 and to pay related fees and expenses and to pay costs associated with the acquisition of C.R. Anthony Company ("CR Anthony"). Concurrently with this transaction, the Company entered into a new credit facility with a group of lenders (the "New Credit Agreement"). The New Credit Agreement provides for a $100.0 million working capital and letter of credit facility and a $100.0 million expansion revolving credit facility. The New Credit Agreement replaced the Company's existing $75.0 million credit facility. In connection with the above transactions, the Company recorded an extraordinary charge of $17.4 million, net of applicable income taxes of $11.1 million, related to the tender transactions and write off of unamortized debt issue costs associated with the retired debt.

     5. On June 26, 1997, the Company acquired CR Anthony which operated 246 family apparel stores in small markets throughout the central and midwestern United States under the names "Anthony's" and "Anthony's Limited". The Company issued 3,607,044 shares in exchange for the outstanding common stock of CR Anthony. The purchase price for CR Anthony (including the common stock issued by the Company) was approximately

$77.3 million, including acquisition costs and net of cash acquired. CR Anthony had net sales of $288.4 million and net income of $4.8 million of the year ended February 1, 1997.

     The following unaudited pro forma information gives effect to the acquisition of CR Anthony and the refinancing of the Company's debt as discussed in Note 4 above as if each transaction had occurred at the beginning of the periods presented (in thousands, except per common share data):

                                                                 SIX
                                                               MONTHS
                                                                ENDED
                                                              AUGUST 2,      FISCAL
                                                                1997          1996
                                                              ---------    ----------
                                                                    (UNAUDITED)
Net sales...................................................  $538,149     $1,081,458
                                                              ========     ==========
Income before extraordinary item............................  $ 13,584     $   31,308
                                                              ========     ==========
Earnings per common share before extraordinary item.........  $   0.49     $     1.15
                                                              ========     ==========

     The above amounts are based on certain estimates and assumptions which the Company believes are reasonable. The pro forma results do not purport to be indicative of the results which would have occurred if the acquisition or refinancing had actually taken place at the beginning of the periods presented, nor are they necessarily indicative of the results of any future periods.

     The acquisition of CR Anthony was accounted for under the purchase method of accounting. Accordingly, the total acquisition cost was allocated to the assets acquired and liabilities assumed at their estimated fair values based upon information currently available to the Company. The excess of the purchase price over the estimated fair value of such assets and liabilities was recognized as goodwill and is being amortized on a straight-line basis over forty years. This preliminary purchase price allocation may be adjusted, if necessary, based on additional information as it becomes available.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Stage Stores, Inc.

     In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Stage Stores, Inc. and its subsidiaries at February 1, 1997 and February 3, 1996, and the results of their operations and their cash flows for each of the three years in the period ended February 1, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

Houston, Texas
March 12, 1997

                               STAGE STORES, INC.

                           CONSOLIDATED BALANCE SHEET
             (IN THOUSANDS, EXCEPT PAR VALUE AND NUMBER OF SHARES)

                                     ASSETS

                                                              FEBRUARY 1,    FEBRUARY 3,
                                                                 1997           1996
                                                              -----------    -----------
Cash and cash equivalents...................................   $ 18,286       $ 20,273
Undivided interest in accounts receivable trust.............     80,672         56,515
Merchandise inventories.....................................    187,717        150,032
Prepaid expenses............................................     15,690         17,378
Other current assets........................................     32,797         12,225
                                                               --------       --------
          Total current assets..............................    335,162        256,423
Property, equipment and leasehold improvements, net.........    111,189         93,118
Goodwill, net...............................................     47,173         30,876
Other assets................................................     15,759         27,837
                                                               --------       --------
                                                               $509,283       $408,254
                                                               ========       ========

                          LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable............................................   $ 54,336       $ 41,494
Accrued interest............................................     12,908         12,327
Accrued employee compensation costs.........................     10,068          7,892
Accrued expenses and other current liabilities..............     22,631         24,602
                                                               --------       --------
          Total Current liabilities.........................     99,943         86,315
Long-term debt..............................................    298,453        380,039
Other long-term liabilities.................................     12,638         14,214
Deferred income taxes.......................................      5,983             --
                                                               --------       --------
          Total liabilities.................................    417,017        480,568
                                                               --------       --------
Preferred stock, par value $1.00, non-voting, 2,500 shares
  authorized, no shares issued or outstanding...............         --             --
Common stock, par value $0.01, 75,000,000 shares authorized,
  22,033,303 and 10,866,041 shares issued and outstanding,
  respectively .............................................        220            109
Class B common stock, par value $0.01, non-voting 3,000,000
  shares authorized, 1,250,584 and 1,391,303 shares issued
  and outstanding,..........................................         13             14
  respectively
Additional paid-in capital..................................    169,811          3,800
Accumulated deficit.........................................    (77,778)       (76,237)
                                                               --------       --------
  Stockholders' equity (deficit)............................     92,266        (72,314)
                                                               --------       --------
Commitments and contingencies...............................         --             --
                                                               --------       --------
                                                               $509,283       $408,254
                                                               ========       ========

         The accompanying notes are an integral part of this statement.

                               STAGE STORES, INC.

                      CONSOLIDATED STATEMENT OF OPERATIONS
                   (IN THOUSANDS, EXCEPT EARNINGS PER SHARE)

                                                                       FISCAL YEAR
                                                             --------------------------------
                                                               1996        1995        1994
                                                             --------    --------    --------
Net sales..................................................  $776,550    $682,624    $581,463
Cost of sales and related buying, occupancy and
  distribution expenses....................................   532,563     468,347     398,659
                                                             --------    --------    --------
Gross profit...............................................   243,987     214,277     182,804
Selling, general and administrative expenses...............   172,579     149,102     126,200
Store opening and closure costs............................     2,838       3,689       5,647
                                                             --------    --------    --------
Operating income...........................................    68,570      61,486      50,957
Interest, net..............................................    45,954      43,989      40,010
                                                             --------    --------    --------
Income before income tax and extraordinary item............    22,616      17,497      10,947
Income tax expense.........................................     8,594       6,767       4,317
                                                             --------    --------    --------
Income before extraordinary item...........................    14,022      10,730       6,630
Extraordinary item -- early retirement of debt.............   (16,081)         --        (308)
                                                             --------    --------    --------
Net income (loss)..........................................  $ (2,059)   $ 10,730    $  6,322
                                                             ========    ========    ========
Earnings (loss) per common share data:
  Earnings per common share before extraordinary item......  $   0.88    $   0.84    $   0.54
  Extraordinary item -- early retirement of debt...........     (1.01)         --       (0.03)
                                                             --------    --------    --------
Earnings (loss) per common share after extraordinary
  item.....................................................  $  (0.13)   $   0.84    $   0.51
                                                             ========    ========    ========
Weighted average common shares outstanding.................    15,927      12,726      12,393
                                                             ========    ========    ========

         The accompanying notes are an integral part of this statement.

                               STAGE STORES, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                        FISCAL YEAR
                                                             ---------------------------------
                                                               1996         1995        1994
                                                             ---------    --------    --------
Cash flows from operating activities:
Net income (loss)..........................................  $  (2,059)   $ 10,730    $  6,322
                                                             ---------    --------    --------
Adjustments to reconcile net income (loss) to net cash
  provided by (used in) operating activities:
  Depreciation and amortization............................     14,181      12,816       9,997
  Deferred income taxes....................................     15,650      (4,065)     (3,608)
  Accretion of discount....................................     11,097      13,940      12,286
  Amortization of debt issue costs.........................      2,104       1,860       1,674
  Issuance of long-term debt in lieu of interest payment...         --         147         282
  Loss on early retirement of debt.........................     16,081          --         308
  Changes in operating assets and liabilities:
     Decrease (increase) in undivided interest in accounts
       receivable trust....................................    (18,815)      7,885     (11,974)
     Increase in merchandise inventories...................    (28,199)    (31,650)    (14,077)
     Increase in other assets..............................     (3,339)     (6,611)     (3,265)
     Increase (decrease) in accounts payable and accrued
       liabilities.........................................     (6,614)      1,202      11,861
                                                             ---------    --------    --------
          Total adjustments................................      2,146      (4,476)      3,484
                                                             ---------    --------    --------
     Net cash provided by operating activities.............         87       6,254       9,806
                                                             ---------    --------    --------
Cash flows from investing activities:
  Decrease (increase) in restricted investments............         --        (100)     10,811
  Acquisitions, net of cash acquired.......................    (27,346)     (1,167)    (20,840)
  Additions to property, equipment and leasehold
     improvements, net.....................................    (26,096)    (28,638)    (19,706)
                                                             ---------    --------    --------
     Net cash used in investing activities.................    (53,442)    (29,905)    (29,735)
                                                             ---------    --------    --------
Cash flows from financing activities:
Proceeds from:
  Long-term debt...........................................     30,000      16,458          --
  Common stock.............................................    165,969          68          97
Payments on:
  Long-term debt...........................................   (140,677)       (266)    (10,442)
  Redemption of common stock...............................        (46)       (122)         --
  Additions to debt issue costs............................     (3,878)       (807)       (448)
                                                             ---------    --------    --------
     Net cash provided by (used in) financing activities...     51,368      15,331     (10,793)
                                                             ---------    --------    --------
     Net decrease in cash and cash equivalents.............     (1,987)     (8,320)    (30,722)
Cash and cash equivalents:
  Beginning of year........................................     20,273      28,593      59,315
                                                             ---------    --------    --------
  End of year..............................................  $  18,286    $ 20,273    $ 28,593
                                                             =========    ========    ========

         The accompanying notes are an integral part of this statement.

                               STAGE STORES, INC.

                                 (IN THOUSANDS)

                                                                       FISCAL YEAR
                                                              -----------------------------
                                                               1996       1995       1994
                                                              -------    -------    -------
Supplemental disclosure of cash flow information:
  Interest paid.............................................  $32,094    $27,845    $28,414
                                                              =======    =======    =======
  Income taxes paid.........................................  $ 6,988    $ 5,939    $ 5,198
                                                              =======    =======    =======

  Supplemental schedule of noncash investing and financing activities:

     The Company purchased Uhlmans, Inc. on June 3, 1996, Mammouth, Inc. and Szolds, Inc. during 1995 and a significant portion of the assets of Beall-Ladymon, Inc. during 1994. In conjunction with these acquisitions, liabilities were assumed as follows:

Fair value allocated to assets acquired.....................  $ 35,001    $ 1,702    $ 24,043
Cash paid for assets acquired, including acquisition
  expenses..................................................   (27,346)    (1,167)    (20,840)
Purchase price payable at closing...........................        --       (393)         --
                                                              --------    -------    --------
Liabilities assumed.........................................  $  7,655    $   142    $  3,203
                                                              ========    =======    ========

         The accompanying notes are an integral part of this statement

                               STAGE STORES, INC.

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                    (IN THOUSANDS, EXCEPT NUMBERS OF SHARES)

                                                      COMMON STOCK
                                       -------------------------------------------
                                                                    CLASS B
                                                              --------------------   ADDITIONAL
                                         SHARES                 SHARES                PAID-IN     ACCUMULATED
                                       OUTSTANDING   AMOUNT   OUTSTANDING   AMOUNT    CAPITAL       DEFICIT      TOTAL
                                       -----------   ------   -----------   ------   ----------   -----------   --------
Balance, January 29, 1994............  10,735,544     $107     1,391,303     $14      $  3,228     $(91,076)    $(87,727)
Net income...........................          --       --            --      --            --        6,322        6,322
Vested compensatory stock options....          --       --            --      --           247           --          247
Issuance of stock....................      45,469       --            --      --            97           --           97
Adjustment for minimum pension
  liability..........................          --       --            --      --            --         (132)        (132)
                                       ----------     ----     ---------     ---      --------     --------     --------
Balance, January 28, 1995............  10,781,013      107     1,391,303      14         3,572      (84,886)     (81,193)
Net income...........................          --       --            --      --            --       10,730       10,730
Vested compensatory stock options....          --       --            --      --           284           --          284
Issuance of stock....................     115,208        2            --      --            66           --           68
Adjustment for minimum pension
  liability..........................          --       --            --      --            --       (2,081)      (2,081)
Retirement of stock..................     (30,180)      --            --      --          (122)          --         (122)
                                       ----------     ----     ---------     ---      --------     --------     --------
Balance, February 3, 1996............  10,866,041      109     1,391,303      14         3,800      (76,237)     (72,314)
Net loss.............................          --       --            --      --            --       (2,059)      (2,059)
Vested compensatory stock options....          --       --            --      --           198           --          198
Issuance of stock....................  11,032,236      110            --      --       165,859           --      165,969
Conversion of Class B common stock...     140,719        1      (140,719)     (1)           --           --           --
Adjustment for minimum pension
  liability..........................          --       --            --      --            --          518          518
Retirement of stock..................      (5,693)      --            --      --           (46)          --          (46)
                                       ----------     ----     ---------     ---      --------     --------     --------
Balance, February 1, 1997............  22,033,303     $220     1,250,584     $13      $169,811     $(77,778)    $ 92,266
                                       ==========     ====     =========     ===      ========     ========     ========

         The accompanying notes are an integral part of this statement

                               STAGE STORES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

     Description of Business: Stage Stores, Inc. ("Stage Stores" or the "Company"), through its wholly owned subsidiary, Specialty Retailers, Inc. ("SRI"), operates family apparel stores primarily under the names "Bealls", "Palais Royal" and "Stage" offering branded fashion apparel and accessories for women, men and children. As of February 1, 1997, the Company operated 315 stores in nineteen states located throughout the central United States.

     Principles of Consolidation: The consolidated financial statements include the accounts of Stage Stores and its wholly owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

     Fiscal Year: References to a particular year are to the Company's fiscal year which is the 52 or 53 week period ending on the Saturday closest to January 31 of the following calendar year (e.g., a reference to "1996" is a reference to the fiscal year ended February 1, 1997). All fiscal years presented consisted of 52 weeks except for 1995 which consisted of 53 weeks.

     Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Accounts Receivable Securitization: The Company securitizes all of its trade accounts receivable through a wholly owned special purpose entity, SRI Receivables Purchase Co., Inc. ("SRPC"). SRPC holds a retained interest in the securitization vehicle, a special purpose trust (the "Trust"), which is represented by two certificates of beneficial ownership in the Trust (the "Retained Certificates"). The Company accounts for the Retained Certificates under Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). Under SFAS 115, the Retained Certificates are accounted for as debt securities and classified as trading securities. Accordingly, the Retained Certificates are recorded at fair value in the accompanying balance sheet with any change in fair value reflected currently in income.

     In June 1996, the Financial Accounting Standards Board issued Financial Accounting Standards No. 125, "Accounting for Transfers of Financial Assets and Extinguishments of Liabilities" ("SFAS 125"). Among other things, SFAS 125 provides new accounting and reporting standards for sales, securitization and servicing of receivables and is generally effective for transactions occurring after December 31, 1996. The Company's current accounting policy is consistent with the provisions of SFAS 125 and therefore, the implementation of this statement had no impact on the Company's financial statements.

     Merchandise Inventories: The Company states its merchandise inventories at the lower of cost or market, cost being determined using the retail last-in, first-out ("LIFO") method. Market is estimated on a pool-by-pool basis. The Company believes that the LIFO method, which charges the most recent merchandise costs to the results of current operations, provides a better matching of current costs with current revenues in the determination of operating results. Some companies use the retail first-in, first-out ("FIFO") method in valuing their inventories. If the retail FIFO method had been used, inventories at February 1, 1997 and February 3, 1996 would have been lower by $5.3 million and $3.5 million, respectively.

     Property, Equipment and Leasehold Improvements: Property, equipment and leasehold improvements are stated at cost and depreciated over their estimated useful lives using the straight-line method. The estimated useful lives of leasehold improvements do not exceed the term of the related lease, including renewal options. The estimated useful lives in years are as follows:

Buildings...................................................  20-25
Store and office fixtures and equipment.....................   7-12
Warehouse equipment.........................................   5-15
Leasehold improvements......................................  15-50

                               STAGE STORES, INC.

     Income Taxes: The provision for income taxes is computed based on the pretax income included in the consolidated statement of operations. The asset and liability approach is used to recognize deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities.

     Earnings (Loss) Per Common Share: Common stock options outstanding are treated as common stock equivalents in the computation of earnings or loss per common share using the treasury stock method. Prior to the initial public offering of the Company's common stock (see Note 2), the fair value of the Company's common stock was determined in good faith by the Board of Directors based upon the Company's historical and projected financial performance.

     Stock Split: Share and per share amounts for all periods presented reflect the impact of a .94727 for 1 reverse stock split of the Company's common stock consummated concurrently with the Company's initial public offering.

     Debt Issue Costs: Debt issue costs are accounted for as a deferred charge and amortized on a straight-line basis over the term of the related issue. Amortization of debt issue costs were $2.1 million, $1.9 million and $1.7 million for 1996, 1995 and 1994, respectively.

     Goodwill and Other Intangibles: The Company amortizes goodwill and intangible assets on a straight-line basis over the estimated future periods benefited, not to exceed forty years. Amortization periods for goodwill and other intangibles associated with acquisitions are currently five to forty years. Each year, the Company evaluates the remaining useful life associated with goodwill based upon, among other things, historical and expected long-term results of operations. Accumulated amortization of goodwill was $5.4 million and $4.7 million at February 1, 1997 and February 3, 1996, respectively.

     Store Pre-Opening Expenses: Pre-opening expenses of new stores are charged to operations in the year the store opens.

     Advertising Expenses: Advertising costs are charged to operations when the related advertising first takes place. Advertising costs were $29.7 million, $25.9 million and $22.3 million for 1996, 1995 and 1994, respectively. Prepaid advertising costs were $1.2 million and $0.5 million at February 1, 1997 and February 3, 1996, respectively.

     Statement of Cash Flows: The Company considers highly liquid investments with initial maturities of less than three months to be cash equivalents in its statement of cash flows.

     Financial Instruments: Except for the Retained Certificates, the Company records all financial instruments at cost. The cost of all financial instruments, except long-term debt and the Retained Certificates, approximates fair value.

     Impairment of Assets: The Company adopted Statement of Financial Accounting Standard No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" during the first quarter of 1996. The adoption of SFAS 121 did not have a material effect on the Company's financial position or results of operations.

     Reclassifications: The accompanying consolidated financial statements include reclassifications from financial statements issued in previous years.

NOTE 2 -- INITIAL PUBLIC OFFERING OF COMMON STOCK

     During October 1996, the Company completed an initial public offering whereby the Company sold 10,750,000 shares of its common stock to the public. The net proceeds of $165.7 million were used primarily to retire the 12 3/4% Senior Discount Debentures due 2000 (the "Senior Discount Debentures"). In addition, the Company replaced its working capital facility in January 1997. As a result of the early retirement of the Senior

                               STAGE STORES, INC.

Discount Debentures and the replacement of the working capital facility, the Company recorded an extraordinary charge of $16.1 million, net of applicable income taxes of $9.8 million.

NOTE 3 -- ACCOUNTS RECEIVABLE SECURITIZATION

     Pursuant to the accounts receivable securitization (the "Accounts Receivable Program"), the Company transfers all of the accounts receivable generated by the holders of the Company's private label credit card accounts to SRPC on a daily basis in exchange for cash or an increase in the Retained Certificates. SRPC is a separate limited-purpose subsidiary that is operated in a fashion intended to ensure that its assets and liabilities are distinct from those of the Company and its other affiliates as SRPC's creditors have a claim on its assets prior to becoming available to any creditor of the Company. The Trust currently has $165.0 million of term certificates and a $40.0 million revolving certificate outstanding which represent undivided interests in the Trust. The holder of the revolving certificate has agreed to purchase interests in the Trust equal to the amount of accounts receivable in the Trust above the level required to support the Retained Certificates, up to a maximum of $40.0 million. If accounts receivable balances in the Trust fall below the level required to support the term certificates and revolving certificates, certain principal collections may be retained in the Trust until such time as the receivable balances exceed the certificates then outstanding and the required Retained Certificates. The Trust may issue additional series of certificates from time to time. Terms of any future series will be determined at the time of issuance. The outstanding balances of the term certificates totaled $165.0 million at February 1, 1997 and February 3, 1996. There were no balances outstanding under the revolving certificates at February 1, 1997 or February 3, 1996.

     Total accounts receivable transferred to the Trust during 1996, 1995 and 1994 were $441.4 million, $411.6 million and $362.3 million, respectively. The cash flows generated from the accounts receivable in the Trust are dedicated to
(i) the purchase of new accounts receivable generated by the Company, (ii) payment of a return on the certificates and (iii) the payment of a servicing fee to SRI. Any remaining cash flows are remitted to the Company. The term certificates entitle the holders to receive a return, based upon the London Interbank Offered Rate ("LIBOR"), plus a specified margin paid on a quarterly basis. Principal payments commence on December 31, 1999 but can be accelerated upon occurrence of certain events. The revolving certificate entitles the holder to receive a return based upon a floating LIBOR rate, plus a specified margin, or prime rate, at the option of the Company paid on a monthly basis. The Company is currently protected against increases above 12% under an agreement entered into with a bank. The Company is exposed to a loss in the event of non-performance by the bank. However, the Company does not anticipate non-performance by the bank. At February 1, 1997, the average rate of return on the term certificates was 6.5%. The purchase commitment for the revolving certificate is five years, subject to renewal at the option of the parties. The revolving certificate holders are entitled to repayment in the event the accounts receivable decrease below that required to support such certificates.

     The impact of the Accounts Receivable Program on the Company's statement of operations for the years presented is as follows (in thousands):

                                                                FISCAL YEAR
                                                      --------------------------------
                                                        1996        1995        1994
                                                      --------    --------    --------
Finance charge income billed to cardholders.........  $ 48,555    $ 41,321    $ 35,183
Return paid to certificateholders...................   (11,428)    (11,529)     (8,200)
Servicing and bad debt expenses.....................   (37,626)    (28,551)    (22,504)
Other...............................................       279         (62)     (1,552)
                                                      --------    --------    --------
                                                      $   (220)   $  1,179    $  2,927
                                                      ========    ========    ========

                               STAGE STORES, INC.

NOTE 4 -- PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

     Property, equipment and leasehold improvements were as follows (in thousands):

                                                              FEBRUARY 1,    FEBRUARY 3,
                                                                 1997           1996
                                                              -----------    -----------
Land........................................................   $  3,074       $  3,074
Buildings...................................................     16,308         16,313
Fixtures and equipment......................................    104,958         88,794
Leasehold improvements......................................     63,022         49,290
                                                               --------       --------
                                                                187,362        157,471
Accumulated depreciation....................................     76,173         64,353
                                                               --------       --------
                                                               $111,189       $ 93,118
                                                               ========       ========

     Depreciation expense was $12.3 million, $10.8 million and $8.5 million for 1996, 1995 and 1994, respectively.

NOTE 5 -- STORE CLOSURES

     During 1994, the Company approved a store closure plan (the "Store Closure Plan") which provided for the closure of forty Fashion Bar stores. These stores were primarily located in major regional malls within the Denver area. Management determined that the merchandising strategy and market positions of such stores were not compatible with the Company's overall merchandising philosophy or growth strategy. The Company accrued $5.2 million for the expected costs associated with the Store Closure Plan in 1994. The Company substantially completed the Store Closure Plan during 1995. Net sales and operating income attributable to the stores closed were $23.2 million and $0.6 million, respectively, in 1994. Such amounts were not material during 1996 and 1995.

NOTE 6 -- LONG-TERM DEBT

     Long-term debt consists of the following (in thousands):

                                                              FEBRUARY 1,    FEBRUARY 3,
                                                                 1997           1996
                                                              -----------    -----------
SRI Senior Notes............................................   $130,000       $130,000
SRI Senior Subordinated Notes, net of discount..............    116,686        116,530
Revolving Credit Agreements.................................         --             --
SRPC Notes..................................................     30,000             --
Bealls Holding Subordinated Notes, net of discount..........     11,945         11,319
FB Holdings Subordinated Notes, net of discount.............      4,174          4,125
Bealls Holding Junior Subordinated Debentures, net of
  discount..................................................      6,408          6,221
Port Arthur IDRB............................................      1,877          2,002
Senior Discount Debentures, net of discount.................         --        109,817
Other long term debt........................................         --            301
                                                               --------       --------
                                                                301,090        380,315
Current maturities..........................................      2,637            276
                                                               --------       --------
                                                               $298,453       $380,039
                                                               ========       ========

     The Company used the proceeds of the initial public offering of the Company's common stock to retire the Senior Discount Debentures at 112.7% of the accreted value ($120.0 million). Prior to their retirement, the Senior

                               STAGE STORES, INC.

Discount Debentures bore interest at 12 3/4% of the accreted value. During the time the Senior Discount Debentures were outstanding, no cash interest was paid.

     The SRI Senior Notes were issued with a principal amount of $150.0 million and bear interest at 10% payable semi-annually on February 15 and August 15. The Company is required to make a mandatory sinking fund payment on August 15, 1999 equal to 25% of the original principal amount. The Company has purchased $20.0 million of the SRI Senior Notes which satisfied a portion of the August 15, 1999 sinking fund requirement. The SRI Senior Notes are general unsecured obligations and rank senior to all subordinated debt of the Company including the SRI Senior Subordinated Notes. At February 1, 1997 and February 3, 1996, an affiliate of a significant stockholder held $44.2 million of SRI Senior Notes. Interest expense related to SRI Senior Notes held by related parties was $4.4 million for 1996 and 1995, and $2.9 million for 1994.

     The SRI Senior Subordinated Notes consist of two series with principal balances of $100.0 million and $18.3 million. The $18.3 million series was issued at a discount which results in a combined effective interest rate for both series of 11.3%. Both series bear interest at 11% payable semi-annually on February 15 and August 15. SRI is required to make a mandatory sinking fund payment in 2002 equal to forty percent of the original principal amount of both series. The SRI Senior Subordinated Notes are subordinated to the obligations under the SRI Senior Notes.

     The SRI Senior Notes and SRI Senior Subordinated Notes contain restrictive covenants which, among other things, limit (i) SRI's ability to sell certain assets, pay dividends, retire its common stock or retire certain debt, (ii) its ability to incur additional debt or issue stock and (iii) certain related party transactions.

     On January 31, 1997, SRI entered into amended and restated revolving credit agreements with a bank (the "Credit Agreements") to help fund its annual working capital needs. The Credit Agreements provide for a base borrowing level of $50.0 million, seasonal borrowings of an additional $10.0 million and letters of credit of an additional $15.0 million for a total commitment of $75.0 million. Prior to this amended agreement, the Company's total availability under the working capital facility was $35.0 million. The Credit Agreements are available through January 29, 2000 and provide for a commitment fee of 0.5% per annum on the average daily unused portion of the commitment amount paid on a quarterly basis. Interest is charged on outstanding loans at a base rate set forth in the agreement plus a specified margin. The specified margin range is 0.5% to 2.75% based on calculated debt service ratios as defined in the agreement. The effective interest rate at February 1, 1997 was 9.25%. As of February 1, 1997, the Company had no borrowings outstanding under the Credit Agreements. The Credit Agreements contain covenants which, among other things, restrict the (i) incurrence of additional debt, (ii) purchase of certain investments, (iii) payment of dividends, (iv) formation of certain business combinations, (v) disposition of certain assets, (vi) acquisition of subordinated debt, (vii) use of proceeds received under the agreement, (viii) aggregate amount of capital expenditures and (ix) transactions with related parties. The Credit Agreements also contain certain financial covenants which require among other things, the maintenance of the debt service ratio above predetermined levels, the amount of earnings before interest, taxes, depreciation and amortization on an annual and quarterly basis above predetermined levels, and the ratio of consolidated current assets to consolidated current liabilities above 2.5. A portion of the Credit Agreements are secured by SRI's distribution center located in Jacksonville, Texas, including equipment located therein, a pledge of SRPC stock and a pledge of the Company's trademarks. The net book value of the distribution center was approximately $6.6 million at February 1, 1997.

     During 1996, the Company issued $30.0 million in aggregate principal amount of 12.5% Trust Certificate-Backed Notes (the "SRPC Notes"). The SRPC Notes are collateralized by the Retained Certificates. Interest and principal payments are made from amounts otherwise received by SRPC from funds associated with the Retained Certificates and are non-recourse to the Company to the extent these funds are insufficient to make scheduled interest and principal payments. Interest is payable semi-annually on June 15 and December 15 of each year commencing December 15, 1996. Principal repayments are scheduled to begin during December 2000.

                               STAGE STORES, INC.

     The increasing rate 3 Bealls Holding, Inc. ("Bealls Holding") Subordinated Debentures Due 2002 (the "Bealls Holding Subordinated Debentures") in aggregate principal amount of approximately $15.0 million bear interest at 10% through 1994, 11% in 1995 and 12% thereafter until maturity. Interest is payable semi-annually on June 30 and December 31.

     Original issue discount of $7.3 million is being charged to interest expense over the term to maturity using the effective interest method. The combination of coupon interest payments and original issue discount results in an effective interest rate of 20.9%. The Bealls Holding Subordinated Debentures may be prepaid, at the Company's option, at their face value. The Company is required to redeem the Bealls Holding Subordinated Debentures beginning no later than December 31, 1997, in no more than six equal annual installments. The Bealls Holding Subordinated Debentures are subordinated to all debt of the Company. SRI is the primary obligor under these debentures.

     In connection with a previous acquisition, a subsidiary of the Company issued approximately $3.6 million aggregate principal amount of 7% FB Holdings Subordinated Notes Due 2000 ("FB Holdings Subordinated Notes"). The FB Holdings Subordinated Notes were recorded at their estimated fair value at issuance date of $3.1 million. The difference between the estimated fair value and principal amount of $0.5 million is being charged to interest expense over the term to maturity using the effective interest method. The FB Holdings Subordinated Notes are due in two equal installments on June 30, 1999 and 2000. The FB Holdings Subordinated Notes may be prepaid at any time in whole or in part at SRI's option. The FB Holdings Subordinated Notes bear interest at 7% per annum, payable quarterly. The combination of coupon interest payments and original issue discount results in an effective interest rate of 9.0%. Prior to and including June 1995, SRI paid interest in the form of additional FB Holdings Subordinated Notes; thereafter, interest is being paid in cash. The principal amount of FB Holdings Subordinated Notes at February 1, 1997 was $4.4 million. The FB Holdings Subordinated Notes are subordinated to all debt of the Company. SRI is the primary obligor under these debentures.

     In connection with the acquisition of Bealls, Bealls Holding issued the 7% Bealls Holding Junior Subordinated Debentures Due 2003 ("Bealls Holding Junior Subordinated Debentures") at a face value of approximately $12.5 million, net of discount of approximately $8.4 million. Such discount is being charged to interest expense over the term to maturity using the effective interest method. The Bealls Holding Junior Subordinated Debentures are limited to an aggregate principal amount of approximately $18.3 million. Interest is payable semi-annually on June 30 and December 31. The combination of coupon interest payments and original issue discount results in an effective interest rate of 39.4%. The principal amount of Bealls Holding Junior Subordinated Debentures outstanding at February 1, 1997 was $14.3 million. The Bealls Holding Junior Subordinated Debentures are subordinated to all debt of the Company. SRI is the primary obligor under these debentures.

     The Port Arthur Industrial Development Revenue Bond (the "Port Arthur IDRB") bears interest at 75% of the prime rate payable monthly. The interest rate applicable to the Port Arthur IDRB at February 1, 1997 was 6.0%. The Port Arthur IDRB is collateralized by a building with a net book value of approximately $0.7 million. Under a separate agreement, SRI is required to make scheduled annual sinking fund payments ranging from $0.1 million to $0.2 million.

     Aggregate maturities of long-term debt for the next five years are:
1997 -- $2.6 million; 1998 -- $2.6 million; 1999 -$22.3 million; 2000 -- $117.4 million and 2001 -- $32.7 million.

     Management estimates the fair value of its long-term debt to be $320.1 million and $352.3 million at February 1, 1997 and February 3, 1996, respectively. In developing its estimates, management considered quoted market prices for each instrument, if available, current market interest rates in relation to the coupon interest rates of each instrument, the relative subordination of each instrument and the relative liquidity of the instrument as indicated by the presence or lack of an active market.

                               STAGE STORES, INC.

NOTE 7 -- STOCK OPTION PLANS

     In 1993, the Company adopted the Third Amended and Restated Stock Option Plan (the "1993 Stock Option Plan") designed to provide incentives to present and future executive, managerial, technical and other key employees and advisors to the Company (the "Participants") as selected by the Board of Directors or the compensation committee of the Board of Directors (the "Board"). All options granted under the 1993 Stock Option Plan were non-qualified within the meaning of Section 422A of the Internal Revenue Code. The number of shares of common stock which could be granted under the 1993 Stock Option Plan was 1,894,540 shares. As of February 1, 1997, there were 1,475,581 options outstanding under the 1993 Stock Option Plan. During 1996, the 1993 Stock Option Plan was frozen and replaced by the 1996 Equity Incentive Plan (the "Incentive Plan"). The Incentive Plan provides for the granting of the following types of incentive awards: stock options, stock appreciation rights ("SARs"), restricted stock, performance units, performance grants and other types of awards that the Board deems to be consistent with the purposes of the Incentive Plan. An aggregate of 1,500,000 shares of common stock have been reserved for issuance under the Incentive Plan; however, no Participant shall be entitled to receive grants of common stock, stock options or SARs with respect to common stock, in any calendar year in excess of 400,000 shares in the aggregate. There were no grants made under the Incentive Plan during 1996.

     The Board will have exclusive discretion to select the participants and to determine the type, size and terms of each award, to modify the terms of awards, to determine when awards will be granted and paid, and to make all other determinations which it deems necessary or desirable in the interpretation and administration of the Incentive Plan. The Incentive Plan is scheduled to terminate ten years from the date that the Incentive Plan was initially approved and adopted by the stockholders of the Company, unless extended for up to an additional five years by action of the Board. With limited exceptions, including termination of employment as a result of death, disability or retirement, or except as otherwise determined by the Board, rights to these forms of contingent compensation are forfeited if a recipient's employment or performance of services terminates within a specified period following the award. Generally, a participant's rights and interest under the Incentive Plan will not be transferable except by will or by the laws of descent and distribution.

     Options, which include nonqualified stock options and ISOs, are rights to purchase a specified number of shares of common stock at a price fixed by the Board. The option price may be equal to or greater than the fair market value of the underlying shares of common stock, but in no event less than the fair market value on the date of grant. Options granted under the 1993 Stock Option Plan and the Incentive Plan generally become exercisable in installments of 20% per year on each of the first through the fifth anniversaries of the grant date and have a maximum term of ten years.

                               STAGE STORES, INC.

     A summary of the option activity under the various plans follows:

                                                                               WEIGHTED
                                                               NUMBER OF       AVERAGE
                                                              OUTSTANDING       OPTION
                                                                OPTIONS         PRICE
                                                              -----------    ------------
Options outstanding at January 29, 1994.....................      540,987       $ 0.46
Granted.....................................................      186,647         2.27
Surrendered.................................................      (21,068)        1.25
Exercised...................................................       (2,720)        0.11
                                                              -----------
Options outstanding at January 28, 1995.....................      703,846         0.91
Granted.....................................................      409,108         2.95
Surrendered.................................................       (7,435)        1.50
Exercised...................................................      (99,985)        0.32
                                                              -----------
Options outstanding at February 3, 1996.....................    1,005,534         1.80
Granted.....................................................      783,819        10.72
Surrendered.................................................      (31,550)        4.48
Exercised...................................................     (282,222)        1.10
                                                              -----------
Options outstanding at February 1, 1997.....................    1,475,581         6.61
                                                              ===========

     Exercisable options at February 3, 1996 and January 28, 1995 were 241,355 and 123,685, respectively. A summary of outstanding and exercisable options as of February 1, 1997 follows:

                              WEIGHTED
                               AVERAGE
                NUMBER OF     REMAINING     NUMBER OF
               OUTSTANDING   CONTRACTUAL   EXERCISABLE
OPTION PRICE     OPTIONS        LIFE         OPTIONS
------------   -----------   -----------   -----------
 0.$11....        175,318        6.3          75,171
2.27.....         246,392        7.3          79,777
3.04.....         260,584        8.4          21,392
5.28.....         503,212        9.0           5,018
10.56....          34,329        9.3              --
21.11....         255,746        9.3              --
                ---------                    -------
                1,475,581                    181,358
                =========                    =======

     The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" in accounting for its plans. Compensation expense was $0.3 million for each of 1996, 1995 and 1994. The following unaudited pro forma data is calculated as if compensation cost for the Company's stock option plans were determined based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation":

                                                               1996       1995
                                                              -------    -------
Pro forma net income (loss).................................  $(2,653)   $10,592
Pro forma earnings (loss) per common share..................    (0.17)      0.83
Weighted average grant date value of options granted........     8.33       3.59

     The fair value of the options granted is estimated using the Black-Scholes option-pricing model with the following assumptions: no dividend yield; volatility of 34.35%; risk-free interest rate of 6.25%; assumed forfeiture rate of 68.26% and an expected life of eight years. The pro forma amounts above are not likely to be

                               STAGE STORES, INC.

representative of future years because options vest over several years and additional awards generally are made each year.

NOTE 8 -- EMPLOYEE BENEFIT PLANS

     Pension benefits for employees are provided under the SRI Restated Retirement Plan (the "Retirement Plan"), a qualified defined benefit plan. Benefits are administered through a Trust arrangement which provides monthly payments or lump sum distributions. The Retirement Plan covers substantially all employees who have completed one year of service with 1,000 hours of service. Benefits under the plan are based upon a percentage of the participant's earnings during each year of credited service.

     The following sets forth the funded status of the Retirement Plan and the amounts recognized in the consolidated financial statements (in thousands):

                                                              FEBRUARY 1,    FEBRUARY 3,
                                                                 1997           1996
                                                              -----------    -----------
Actuarial present value of benefits:
Vested benefit obligations..................................   $(24,650)      $(24,680)
                                                               ========       ========
Accumulated benefit obligations.............................   $(25,660)      $(25,790)
                                                               ========       ========
Projected benefit obligations...............................   $(33,790)      $(32,240)
Market value of plan assets, primarily fixed income and.....     20,990         20,000
                                                               --------       --------
Pension obligations in excess of assets.....................    (12,800)       (12,240)
Unrecognized prior service income...........................        (21)           (28)
Unrecognized net loss.......................................     11,772         10,948
Adjustment required to recognize minimum liability..........     (3,621)        (4,470)
                                                               --------       --------
Accrued pension cost........................................   $ (4,670)      $ (5,790)
                                                               ========       ========
Assumptions utilized in determining projected obligations
  and funding amounts:
Discount rate...............................................      7.50%          7.00%
Rate of increase in compensation levels.....................      4.00%          4.00%
Expected long-term rate of return on plan assets............      9.00%          9.00%

     The Company's funding policy for the Retirement Plan is to contribute the minimum amount required by applicable regulations. Retirement Plan assets include 100,000 shares of Stage Stores common stock purchased during the Company's initial public offering.

     The components of pension cost for the Retirement Plan were as follows (in thousands):

                                                                  FISCAL YEAR
                                                         -----------------------------
                                                          1996       1995       1994
                                                         -------    -------    -------
Service cost...........................................  $ 1,269    $   771    $   887
Interest cost..........................................    2,085      2,139      1,995
Actual loss (return) on plan assets....................   (2,047)    (3,377)       940
Net amortization and deferral..........................      789      2,292     (2,174)
                                                         -------    -------    -------
                                                         $ 2,096    $ 1,825    $ 1,648
                                                         =======    =======    =======

NOTE 9 -- OPERATING LEASES

     The Company leases stores, service center facilities, the corporate headquarters and equipment under operating leases. A number of store leases provide for escalating minimum rent. Rental expense is recognized on

                               STAGE STORES, INC.

a straight-line basis over the life of such leases. The majority of the Company's store leases provide for contingent rentals, generally based upon a percentage of net sales. The Company has renewal options for most of its store leases; such leases generally require that the Company pay for utilities, taxes and maintenance expense. A summary of rental expense associated with operating leases follows (in thousands):

                                                                  FISCAL YEAR
                                                          ---------------------------
                                                           1996      1995      1994
                                                          -------   -------   -------
Minimum rentals.........................................  $30,397   $26,943   $22,979
Contingent rentals......................................    3,318     2,618     2,874
Equipment rentals.......................................      829       593       784
                                                          -------   -------   -------
                                                          $34,544   $30,154   $26,637
                                                          =======   =======   =======

     Minimum rental commitments on long-term operating leases at February 1, 1997, net of sub-leases, are as follows (in thousands):

Fiscal Year:
  1997............................................  $ 32,657
  1998............................................    31,087
  1999............................................    29,248
  2000............................................    25,561
  2001............................................    21,614
  Thereafter......................................   107,428
                                                    --------
                                                    $247,595
                                                    ========

NOTE 10 -- RELATED PARTY TRANSACTIONS

     Pursuant to a professional service agreement with an affiliate of a principal stockholder, the Company paid fees for professional services rendered and expense reimbursements in the amount of $2.7 million, $0.8 million and $0.6 million for 1996, 1995 and 1994, respectively. Upon consummation of the initial public offering (see Note 2), such agreement was terminated.

     The Company has made loans, in an aggregate principal amount of $1.5 million, to certain executive officers of the Company. These loans are full recourse loans and are secured by a pledge of the shares of common stock owned by such executive officers. The loans provide for interest from 5.7% to 7.25% and mature no later than June 1, 2000.

NOTE 11 -- INCOME TAXES

     All Company operations are domestic. Income tax expense charged to continuing operations consisted of the following (in thousands):

                                                                     FISCAL YEAR
                                                             ---------------------------
                                                              1996      1995      1994
                                                             -------   -------   -------
Federal income tax expense (benefit):
Current....................................................  $(7,443)  $ 9,772   $ 7,154
Deferred...................................................   15,399    (3,630)   (3,794)
                                                             -------   -------   -------
                                                               7,956     6,142     3,360
                                                             -------   -------   -------
State income tax expense (benefit):
Current....................................................      764     1,060       771
Deferred...................................................     (126)     (435)      186
                                                             -------   -------   -------
                                                                 638       625       957
                                                             -------   -------   -------
                                                             $ 8,594   $ 6,767   $ 4,317
                                                             =======   =======   =======

                               STAGE STORES, INC.

     A reconciliation between the federal income tax expense charged to continuing operations computed at statutory tax rates and the actual income tax expense recorded follows (in thousands):

                                                                    FISCAL YEAR
                                                              ------------------------
                                                               1996     1995     1994
                                                              ------   ------   ------
Federal income tax expense at the statutory rate............  $7,915   $6,124   $3,831
State income taxes, net.....................................     414      406      797
Permanent differences, net..................................     265      290     (311)
Other, net..................................................      --      (53)      --
                                                              ------   ------   ------
                                                              $8,594   $6,767   $4,317
                                                              ======   ======   ======

     As a result of the early retirement of the Senior Discount Debentures and the replacement of the working capital facility, the Company recorded and extraordinary charge of $16.1 million, net of applicable income taxes of $9.8 million. The 1996 income tax benefit relating to the extraordinary item is comprised of a $7.7 million current federal tax benefit, a $0.9 million deferred federal tax benefit and a $1.2 million state tax benefit.

     Deferred tax liabilities (assets) consist of the following (in thousands):

                                                              FEBRUARY 1,    FEBRUARY 3,
                                                                 1997           1996
                                                              -----------    -----------
Gross deferred tax liabilities:
Depreciation and amortization...............................   $ 12,903       $  7,485
Inventory reserves..........................................      3,735          1,406
State income taxes..........................................        495             --
Other.......................................................      1,660          1,435
                                                               --------       --------
                                                                 18,793         10,326
                                                               --------       --------
Gross deferred tax assets:
Retained Certificates.......................................     (2,173)        (2,502)
Accrued consolidation costs.................................     (1,318)        (1,478)
Net operating loss carryforwards............................     (2,961)           (82)
Original issue discount.....................................         --        (10,042)
Accrued expenses............................................     (1,607)          (990)
Pensions....................................................     (2,163)        (2,686)
Escalating leases...........................................     (1,482)          (962)
Charitable contribution carryforward........................       (575)          (113)
Accrued payroll costs.......................................     (1,212)          (884)
Accrued store closure costs.................................         --           (558)
Other.......................................................       (403)          (780)
                                                               --------       --------
                                                                (13,894)       (21,077)
                                                               --------       --------
Deferred tax assets valuation allowance.....................         --             --
                                                               --------       --------
                                                               $  4,899       $(10,751)
                                                               ========       ========

     As a result of the extraordinary loss on the early retirement of debt during 1996, the Company has recorded a $17.0 million federal income tax receivable which is included in other current assets on the consolidated balance sheet.

                               STAGE STORES, INC.

NOTE 12 -- QUARTERLY FINANCIAL INFORMATION

     Unaudited quarterly financial data is summarized as follows (in thousands):

                                                         FISCAL YEAR 1996
                                             -----------------------------------------
                                                Q1         Q2         Q3         Q4
                                             --------   --------   --------   --------
Net sales..................................  $163,177   $182,750   $182,562   $248,061
Gross profit...............................    52,081     56,623     56,208     79,075
Operating income...........................    16,045     13,925     12,342     26,258
Income (loss) before extraordinary item....     2,652        868       (265)    10,767
Net income (loss)..........................     2,652        868    (16,071)    10,492
Earnings (loss) per common share data:
Earnings (loss) per common share before
  extraordinary item.......................      0.21       0.07      (0.02)      0.45
Extraordinary item -- early retirement of
  debt.....................................        --         --      (1.12)     (0.01)
Earnings (loss) per common share after
  extraordinary item.......................      0.21       0.07      (1.14)      0.44

                                                         FISCAL YEAR 1995
                                             -----------------------------------------
                                                Q1         Q2         Q3         Q4
                                             --------   --------   --------   --------
Net sales..................................  $142,353   $154,578   $159,161   $226,532
Gross profit...............................    46,283     46,555     48,659     72,780
Operating income...........................    14,835     11,074      9,724     25,853
Net income (loss)..........................     2,438        221       (899)     8,970
Earnings (loss) per common share data:
Earnings (loss) per common share after
  extraordinary item.......................      0.19       0.02      (0.07)      0.70

NOTE 13 -- CLASS B COMMON STOCK

     Unless otherwise required by law, holders of Class B Common Stock are not entitled to vote on matters submitted to a vote of stockholders, including the election of directors. Holders of Class B Common Stock may elect at any time to convert any or all of such shares into Common Stock, on a share for share basis, to the extent such holder is not prohibited from owning additional voting securities by virtue of regulatory restrictions. Upon liquidation, dissolution or winding up of the Company, the holders of the Class B Common Stock are entitled to receive pro rata, along with the holders of the Common Stock, the assets of the Company which are legally available for distribution, after payment of all debts and other liabilities and subject to the rights of any holders of Preferred Stock then outstanding.

NOTE 14 -- COMMITMENTS AND CONTINGENCIES

     Litigation: The Company is subject to claims and litigation arising in the normal course of its business. The Company does not believe that any of these proceedings will have a material adverse effect on its financial position or its results of operations.

     Letters of Credit: The Company issues letters of credit to support certain merchandise purchases which are required to be collateralized. The Company had outstanding letters of credit totaling $8.0 million at February 1, 1997, all of which were collateralized by the Credit Agreements (see Note 6). These letters of credit expire within twelve months of issuance.

     Concentration of Credit Risk: Financial instruments which potentially subject the Company to concentrations of credit risk are primarily cash, short-term investments and the accounts receivable transferred to the Trust (see
Note 3). The Company's cash management and investment policies restrict investments to low risk, highly-

                               STAGE STORES, INC.

liquid securities and the Company performs periodic evaluations of the relative credit standing of the financial institutions with which it deals. The credit risk associated with the accounts receivable transferred to the Trust is limited by the large number of customers in the Company's customer base. Substantially all of the Company's customers reside in the central United States.

NOTE 15 -- SUBSEQUENT EVENT

     On March 5, 1997, the Company reached a definitive agreement to merge with C.R. Anthony Company ("CR Anthony"), a retailer of branded and private label apparel for the entire family which operated 224 stores in 13 southwestern and Rocky Mountain states at February 1, 1997. Under the terms of the agreement, the Company will acquire the common stock of CR Anthony for a value of $8.00 per share plus $0.01 per share for every $0.05 per share by which the average closing price of the Company's common stock exceeds $20.00 per share. The Company's average closing price will be determined based upon ten randomly selected days out of the twenty trading days ending on the fifth trading day preceding the closing of the transaction.

     The form of consideration (stock/cash mix) to be paid by the Company for CR Anthony's common stock will also be determined using a formula based upon the average closing price of the Company's stock. The consideration will be 100% Company common stock so long as the Company's average closing price is $20.00 per share or higher, and such stock percentage will decline in a linear fashion to 25% of the consideration if the average closing price of Company common stock is $15.00 per share. As an example, if the Company's average closing price was $21.00 per share, CR Anthony's common shareholders would receive a value of $8.20 per share, 100% of which would be paid in Company common stock (0.39 shares of Company common stock to be exchanged for each share of CR Anthony common stock). At prices below $15.00 per share, the Company has the option to terminate the agreement, or to close and pay 0.1333 shares of Company common stock and an amount in cash equal to the difference between $8.00 per share and the value of 0.1333 share of Company common stock. The Company is currently evaluating its financing options for payments to CR Anthony option holders and stockholders and any one-time costs to be incurred in connection with the merger of CR Anthony's operations into the Company which could not otherwise be funded out of existing sources.

     The transaction is subject to approval by the shareholders of CR Anthony and other closing conditions. In addition, the agreement contains provisions relating to the obligations of the parties in the event of termination of the agreement. It is expected that the transaction will be completed by mid-year 1997.

             ------------------------------------------------------

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                               ------------------

                               TABLE OF CONTENTS

                                         Page
                                         ----
Prospectus Summary.....................    3
Risk Factors...........................   12
The Acquisition........................   16
Use of Proceeds........................   18
Dividend Policy........................   18
Price Range of Common Stock............   18
Capitalization.........................   19
Unaudited Pro Forma Combined Income
  Statements...........................   20
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................   26
Business...............................   33
Management.............................   42
Principal and Selling Stockholders.....   44
Certain Relationships and Related
  Transactions.........................   46
Description of Certain Indebtedness....   47
Description of Capital Stock...........   49
Shares Eligible for Future Sale........   52
Underwriting...........................   53
Notice to Canadian Residents...........   55
Certain U.S. Federal Tax Considerations
  for Non-U.S. Holders of Common
  Stock................................   56
Legal Matters..........................   58
Experts................................   58
Additional Information.................   58
Information Incorporated by
  Reference............................   58
Disclosure Regarding Forward-Looking
  Statements...........................   59
Index to Financial Statements..........  F-1

             ======================================================

                            [STAGE STORES INC. LOGO]


                                6,448,018 Shares


                                  Common Stock
                                ($.01 par value)

                                   PROSPECTUS

                           CREDIT SUISSE FIRST BOSTON

                            BEAR, STEARNS & CO. INC.

             ------------------------------------------------------

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following is a statement of estimated expenses in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions:


Securities and Exchange Commission Registration Fee.........  $ 63,482
National Association of Securities Dealers, Inc. Filing
  Fee.......................................................    21,449
NASDAQ National Market Listing Fee..........................    13,000
Blue Sky Legal Fees and Expenses............................     5,000
Printing Expenses...........................................   150,000
Transfer Agent's Fees and Expenses..........................    10,000
Accounting Fees and Expenses................................    50,000
Legal Fees and Expenses.....................................   200,000
Miscellaneous Expenses......................................     7,069
                                                              --------
          Total.............................................  $520,000
                                                              ========



ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS


     Stage is incorporated under the laws of the State of Delaware. Section 145 of the General Corporation Law of the State of Delaware, inter alia, ("Section 145") provides that a Delaware corporation may indemnify any persons who were, are or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer, director, employee or agent is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

     Article IX of Stage's Restated Certificate of Incorporation provides, in substance, for indemnification by Stage of its directors and officers in accordance with the provisions of the Delaware Act.

     In addition, Stage has purchased insurance coverage under policies which insure Stage for amounts which Stage is required or permitted to pay as indemnification of directors and certain officers of Stage and its subsidiaries, and which insure directors and certain officers of Stage and its subsidiaries against certain liabilities which might be incurred by them in such capacities and for which they are not entitled to indemnification by Stage.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

a. EXHIBITS. The following documents are exhibits to the Registration Statement.


        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
        **1.1            -- Form of Underwriting Agreement
         *2.1            -- Agreement and Plan of Merger, dated as of March 5, 1997, between Stage Stores, Inc. and C.R. Anthony Company
                            (Incorporated by Reference to Exhibit 2.1 of Registration
                            No. 333-27809 on Form S-4).
         *2.2            -- First Amendment to Agreement and Plan of Merger, dated as of May 20, 1997, between Stage Stores, Inc. and C.R.
                            Anthony Company. (Incorporated by reference to Exhibit
                            2.2 of Registration No. 333-27809 on Form S-4).


         *3.1            -- Amended and Restated Certificate of Incorporation of
                            Stage Stores, Inc. (Incorporated by Reference to Exhibit
                            3.3 of Registration No. 333-5855 on Form S-1).
         *3.2            -- Amended and Restated Bylaws of Stage Stores, Inc.
                            (Incorporated by Reference to Exhibit 3.4 of Registration
                            No. 333-5855 on Form S-1).
         *3.3            -- Restated Articles Certificate of Incorporation of
                            Specialty Retailers, Inc. (Incorporated by Reference to
                            Exhibit 3.3 of Registration No. 333-32695 on Form S-4).
         *3.4            -- Amended and Restated Bylaws of Specialty Retailers, Inc.
                            (Incorporated by Reference to Exhibit 3.4 of Registration
                            No. 333-32695 on Form S-4).
         *3.5            -- Certificate of Incorporation of Specialty Retailers, Inc.
                            (NV). (Incorporated by Reference to Exhibit 3.5 of
                            Registration No. 333-32695 on Form S-4).
         *3.6            -- Bylaws of Specialty Retailers, Inc. (NV). (Incorporated
                            by Reference to Exhibit 3.6 of Registration No. 333-32695
                            on Form S-4).
         *4.1            -- Credit Agreement dated as of June 17, 1997 by and among
                            Specialty Retailers, Inc., Stage Stores, Inc., the banks
                            named therein, and Credit Suisse First Boston.
                            (Incorporated by Reference to Exhibit 4.1 of Registration
                            No. 333-32695 on Form S-4).
         *4.2            -- Indenture dated as of June 17, 1997 relating to the
                            $200,000,000 aggregate principal amount of 8 1/2% Senior
                            Notes due 2005 among Specialty Retailers, Inc., Stage
                            Stores, Inc. and State Street Bank and Trust Company, and
                            First Supplemental Indenture dated as of July 2, 1997.
                            (Incorporated by Reference to Exhibit 4.2 of Registration
                            No. 333-32695 on Form S-4).
         *4.3            -- Indenture dated as of June 17, 1997 relating to the
                            $100,000,000 aggregate principal amount of 9% Senior
                            Subordinated Notes due 2007 among Specialty Retailers,
                            Inc., Stage Stores, Inc. and State Street Bank and Trust
                            Company, and First Supplemental Indenture dated as of
                            July 2, 1997. (Incorporated by Reference to Exhibit 4.3
                            of Registration No. 333-32695 on Form S-4).
         *4.4            -- Indenture between 3 Bealls Holding Corporation and
                            Bankers Trust Company, as Trustee, relating to 3 Bealls
                            Holding Corporation's 9% Subordinated Debentures due 2002
                            (Incorporated by Reference to Exhibit 4.2 of Registration
                            No. 33-24571 on Form S-4) and First Supplemental
                            Indenture dated August 2, 1993 (Incorporated by Reference
                            to Exhibit 4.4 of Registration No. 33-68258 on Form S-4).


                                      II-2


        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
         *4.5            -- Indenture between 3 Bealls Holding Corporation and IBJ
                            Schroder Bank and Trust Company, as Trustee, relating to
                            3 Bealls Holding Corporation's 7% Junior Subordinated
                            Debentures due 2002 (Incorporated by Reference to Exhibit
                            4.3 of Registration No. 33-24571 on Form S-4) and First
                            Supplemental Indenture dated August 2, 1993 (Incorporated
                            by Reference to Exhibit 4.5 of Registration No. 33-68258
                            on Form S-4).
         *4.6            -- Indenture by and between Specialty Retailers, Inc. and
                            The First National Bank of Boston, as Trustee, relating
                            to the 11% Series C and Series D Senior Subordinated
                            Notes due 2003 of Specialty Retailers, Inc. dated July
                            27, 1995 (including form of Note), (Incorporated by
                            Reference to Exhibit 4.1 on Form 10-Q of Apparel
                            Retailers, Inc., dated October 28, 1995).
         *4.7            -- Indenture among SRI Receivables Purchase Co., Inc.,
                            Specialty Retailers, Inc., as Administrative Agent, and
                            Bankers Trust Company, as Trustee and Collateral Agent,
                            relating to the 12.5% Trust Certificate-Backed Notes of
                            SRI Receivables Purchase Co., Inc. (including form of
                            note). (Incorporated by Reference to Exhibit 4.1 on Form
                            10-Q of Apparel Retailers Inc., dated May 4, 1996).
         *4.8            -- Amended and Restated Pooling and Servicing Agreement by
                            and among SRI Receivables Purchase Co., Inc., Specialty
                            Retailers, Inc. and Bankers Trust (Delaware) dated August
                            11, 1995 (Incorporated by Reference to Exhibit 4.6 on
                            Form 10-Q of Apparel Retailers, Inc., dated October 28,
                            1995).
         *4.10           -- First Amendment to Amended and Restated Pooling and
                            Servicing Agreement by and among SRI Receivables Purchase
                            Co., Inc., Specialty Retailers, Inc. and Bankers Trust
                            (Delaware) dated May 30, 1996 (Incorporated by Reference
                            to Exhibit 4.2 on Form 10-Q of Apparel Retailers, Inc.,
                            dated May 4, 1996).
         *4.11           -- Amended and Restated Series 1993-1 Supplement among SRI
                            Receivables Purchase Co., Inc., Specialty Retailers, Inc.
                            and Bankers Trust (Delaware) dated May 30, 1996
                            (Incorporated by Reference to Exhibit 4.3 on Form 10-Q of
                            Apparel Retailers, Inc., dated May 4, 1996).
         *4.12           -- Amended and Restated Series 1993-2 Supplement among SRI
                            Receivables Purchase Co., Inc., Specialty Retailers, Inc.
                            and Bankers Trust (Delaware) dated May 30, 1996
                            (Incorporated by Reference to Exhibit 4.4 on Form 10-Q of
                            Apparel Retailers, Inc., dated May 4, 1996).
         *4.13           -- First Amendment to the Series 1993-2 Supplement and
                            Revolving Certificate Purchase Agreement by and among
                            Specialty Retailers, Inc., SRI Receivables Purchase Co.,
                            Inc., Bankers Trust (Delaware) as Trustee for the SRI
                            Receivables Master Trust, the financial institutions
                            parties thereto and National Westminster Bank Plc, New
                            York branch dated August 11, 1995 (Incorporated by
                            Reference to Exhibit 4.5 on Form 10-Q of Apparel
                            Retailers, Inc., dated May 4, 1996).
         *4.14           -- Amended and Restated Series 1995-1 Supplement by and
                            among SRI Receivables Purchase Co., Inc., Specialty
                            Retailers, Inc. and Bankers Trust (Delaware) on behalf of
                            the Series 1995-1 Certificate holders dated May 30, 1996
                            (Incorporated by Reference to Exhibit 4.6 on Form 10-Q of
                            Apparel Retailers, Inc., dated May 4, 1996).
         *4.15           -- Amended and Restated Receivables Purchase Agreement among
                            SRI Receivables Purchase Co., Inc. and Originators dated
                            May 30, 1996 (Incorporated by Reference to Exhibit 4.7 on
                            Form 10-Q of Apparel Retailers, Inc., dated May 4, 1996).
         *4.16           -- Certificate Purchase Agreements between SRI Receivables
                            Purchase Co., Inc. and the Purchases of the Series 1993-1
                            Offered Certificates (incorporated by Reference to
                            Exhibit 4.10 of Registration No. 33-68258 on Form S-4).

          EXHIBIT
          NUMBER                                                    DESCRIPTION
---------------------------  ------------------------------------------------------------------------------------------
             *4.17           -- Revolving Certificate Purchase Agreement between SRI Receivables Purchase Co., Inc., the Facility Agent and the Revolving Purchasers with respect to the Class A-R certificates (Incorporated by Reference to Exhibit 4.11 of Registration No. 33-68258 on
                                Form S-4).
             *4.18           -- Certificate Purchase Agreement among SRI Receivables Purchase Co., Specialty Retailers,
                                Inc. and the Certificate Purchaser dated August 11, 1995 (Incorporated by Reference to
                                Exhibit 4.9 on Form 10-Q of Apparel Retailers, Inc., dated October 28, 1995).
            **5.1            -- Opinion of Kirkland & Ellis.
            *10.1            -- Registration Rights Agreement dated as of May 30, 1996 by and among SRI Receivables
                                Purchase Co., Inc. and BT Securities Corporation relating to the sale of SRI
                                Receivables Purchase Co., Inc. 12.5% Trust Certificate-Backed Notes.
            *10.2            -- Equity Stock Purchase Agreement by and among Specialty Retailers, Inc., Tyler Capital
                                Fund, L.P. Tyler Massachusetts, L.P., Tyler International, L.P.-I, Tyler International,
                                L.P.-II, Bain Venture Capital, Citicorp Capital Investors, Ltd., Acadia Partners, L.P.,
                                Drexel Burnham Lambert Incorporated, and certain other Purchasers, dated December 29,
                                1988 (Incorporated by Reference to Exhibit 10.9 of Registration No. 33-27714 on Form
                                S-1) and Amendment to Equity Stock Purchase Agreement dated September 21, 1992 and
                                August 2, 1993 (Incorporated by Reference to Exhibit 10.4 of Registration No. 33-68258
                                on Form S-4).
            *10.3            -- Registration Agreement by and among Specialty Retailers, Inc., Tyler Capital Fund,
                                L.P., Tyler Massachusetts, L.P., Tyler International, L.P.-I, Tyler International,
                                L.P.-II, Bain Venture Capital, Citicorp Capital Investors, Ltd., Acadia Partners, L.P.,
                                Drexel Burnham Lambert Incorporated, and certain other Purchasers, dated December 29,
                                1988 (Incorporated by Reference to Exhibit 10.10 of Registration No. 33-27714 on Form
                                S-1) and Amendment to Registration Agreement dated August 2, 1993 (Incorporated by
                                Reference to Exhibit 10.5 of Registration No. 33-68258 on Form S-4).
            *10.4            -- Apparel Retailers, Inc. Stock Option Plan (Incorporated by Reference to Exhibit 10.13
                                to Registration No. 33-68258 on Form S-4).
            *10.5            -- Employment Agreement between Stage Stores, Inc. and Carl E. Tooker dated June 12, 1996
                                (Incorporated by Reference to Exhibit 10.17 of Registration No. 33-5855 on Form S-1).
            *10.6            -- Stock Option Agreement between Specialty Retailers, Inc. and Carl E. Tooker dated June
                                9, 1993 (Incorporated by Reference to Exhibit 10.18 to Registration No. 33-68258 on
                                Form S-4).
            *10.7            -- Purchase Agreement dated July 20, 1995 by and among Specialty Retailers, Inc.,
                                Donaldson, Lufkin & Jenrette Securities Corporation, relating to the sale of the
                                Company's 11% Series C Senior Subordinated Notes due 2003 (Incorporated by Reference to
                                Exhibit 10.1 on Form 10-Q of Apparel Retailers, Inc., dated October 28, 1995).
            *10.8            -- Registration Rights Agreement dated as of June 11, 1997 among Specialty Retailers,
                                Inc., Credit Suisse First Boston Corporation, Bear, Stearns & Co. Inc. and Donaldson,
                                Lufkin & Jenrette Securities Corporation (Incorporated by Reference to Exhibit 10.8 of
                                Registration No. 333-32695 on Form S-4).
            *10.9            -- Employment Agreement between Mark Shulman and Stage Stores, Inc. dated June 12, 1996
                                (Incorporated by Reference to Exhibit 10.23 of Registration No. 333-5855 of Form S-1).

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
            *10.10           -- Stock Option Agreement between Mark Shulman and Apparel Retailers, Inc., dated January
                                31, 1994 (Incorporated by Reference to Exhibit 10.2 on Form 10-Q of Apparel Retailers,
                                Inc., dated April 29, 1995).
            *10.11           -- Employment Agreement between James Marcum and Stage Stores, Inc. dated June 12, 1996
                                (Incorporated by Reference to Exhibit 10.24 of Registration No. 333-5855 of Form S-1).
            *10.12           -- Employment between Stephen Lovell and STAGE Stores, Inc. dated June 12, 1996
                                (Incorporated by Reference to Exhibit 10.25 of Registration No. 333-5855 of Form S-1).
            *10.13           -- Employment Agreement between Ron Lucas and Stage Stores, Inc. dated June 12, 1996
                                (Incorporated by Reference to Exhibit 10.28 of Registration No. 333-5855 of Form S-1).
            *10.14           -- Purchase Agreement dated September 2, 1994 by and among Palais Royal, Inc. and
                                Beall-Ladymon Corporation relating to the sale of certain assets of Beall-Ladymon
                                Corporation (Incorporated by Reference to Exhibit 10.1 on Form 10-Q of Apparel
                                Retailers, Inc., dated July 30, 1994).
            *10.15           -- Securities Purchase Agreement among Palais Royal, Inc. and certain selling stockholders of Uhlmans, dated May 9, 1996 (Incorporated by Reference to Exhibit 10.1 on Form 10-Q
                                of Stage Stores, Inc., dated June 12, 1996).
            *10.16           -- Termination Option Agreement, dated as of March 5, 1997, between Stage Stores, Inc. and
                                C.R. Anthony Company (Incorporated by Reference to Exhibit 10.1 on Form 8-K of Stage
                                Stores, Inc., dated March 5, 1997).
            *10.17           -- Stage Stores, Inc. Equity Incentive Plan (Incorporated by Reference to Exhibit 10.29 of
                                Registration No. 333-5855 of Form S-1).
            *21.1            -- List of Registrant's Subsidiaries. (Incorporated by Reference to Exhibit 21.1 of
                                Registration No. 333-32695 on Form S-4).
           **23.1            -- Consent of Price Waterhouse LLP (Stage Stores).
           **23.2            -- Consent of Deloitte & Touche LLP (CR Anthony).
           **23.3            -- Consent of Kirkland & Ellis (included in Exhibit 5.1 to this Registration Statement).
           **24.1            -- Power of Attorney for Stage Stores, Inc. (included in signature page hereto).
            *27.1            -- Financial Data Schedule (Incorporated by Reference to Exhibit 27.1 on Form 10-Q dated
                                August 2, 1997).


---------------

  * Previously Filed

 ** Filed Herewith


b. FINANCIAL STATEMENT SCHEDULES. The following documents are financial statement schedules to the Registration Statement.


     Not Applicable.

ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes as follows:

          (a) That, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to
     Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

          (b)(1) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form;

          (2) That every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act, and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

          (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue;

          (d) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in the documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request; and

          (e) To supply by means of a post-effective amendment all information concerning a transaction, and the company being involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf, as guarantor, by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on September 15, 1997.


                                            STAGE STORES, INC.


                                            By:        /s/ CARL TOOKER

                                              ----------------------------------
                                            Name: Carl Tooker
                                            Title:  President, Chief Executive
                                                    Officer
                                               and Director


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement and power of attorney have been signed on September 15, 1997, by the following persons in the capacities indicated with respect to Stage Stores, Inc.:



                      SIGNATURE                                           CAPACITY
                      ---------                                           --------

                   /s/ CARL TOOKER                     President, Chief Executive Officer, and
-----------------------------------------------------    Director (Principal Executive Officer)
                     Carl Tooker

                  /s/ JAMES MARCUM                     Executive Vice President, Chief Financial
-----------------------------------------------------    Officer and Director (Principal Financial
                    James Marcum                         and Accounting Officer)

*                                                      Director
-----------------------------------------------------
Joshua Bekenstein

*                                                      Director
-----------------------------------------------------
Adam Kirsch

*                                                      Director
-----------------------------------------------------
Peter Mulvihill

*                                                      Director
-----------------------------------------------------
Robert Huth

*                                                      Director
-----------------------------------------------------
Richard Jolosky

*                                                      Director
-----------------------------------------------------
Hal Compton

*                                                      Director
-----------------------------------------------------
John J. Wiesner

                  * /s/ CARL TOOKER                    Attorney-in-fact
-----------------------------------------------------
                     Carl Tooker

                 * /s/ JAMES MARCUM                    Attorney-in-fact
-----------------------------------------------------
                    James Marcum


---------------


* Attorney-in-fact

                               INDEX TO EXHIBITS



        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
        **1.1            -- Form of Underwriting Agreement
         *2.1            -- Agreement and Plan of Merger, dated as of March 5, 1997, between Stage Stores, Inc. and C.R. Anthony Company
                            (Incorporated by Reference to Exhibit 2.1 of Registration
                            No. 333-27809 on Form S-4).
         *2.2            -- First Amendment to Agreement and Plan of Merger, dated as of May 20, 1997, between Stage Stores, Inc. and C.R.
                            Anthony Company. (Incorporated by reference to Exhibit
                            2.2 of Registration No. 333-27809 on Form S-4).
         *3.1            -- Amended and Restated Certificate of Incorporation of
                            Stage Stores, Inc. (Incorporated by Reference to Exhibit
                            3.3 of Registration No. 333-5855 on Form S-1).
         *3.2            -- Amended and Restated Bylaws of Stage Stores, Inc.
                            (Incorporated by Reference to Exhibit 3.4 of Registration
                            No. 333-5855 on Form S-1).
         *3.3            -- Restated Articles Certificate of Incorporation of
                            Specialty Retailers, Inc. (Incorporated by Reference to
                            Exhibit 3.3 of Registration No. 333-32695 on Form S-4).
         *3.4            -- Amended and Restated Bylaws of Specialty Retailers, Inc.
                            (Incorporated by Reference to Exhibit 3.4 of Registration
                            No. 333-32695 on Form S-4).
         *3.5            -- Certificate of Incorporation of Specialty Retailers, Inc.
                            (NV). (Incorporated by Reference to Exhibit 3.5 of
                            Registration No. 333-32695 on Form S-4).
         *3.6            -- Bylaws of Specialty Retailers, Inc. (NV). (Incorporated
                            by Reference to Exhibit 3.6 of Registration No. 333-32695
                            on Form S-4).
         *4.1            -- Credit Agreement dated as of June 17, 1997 by and among
                            Specialty Retailers, Inc., Stage Stores, Inc., the banks
                            named therein, and Credit Suisse First Boston.
                            (Incorporated by Reference to Exhibit 4.1 of Registration
                            No. 333-32695 on Form S-4).
         *4.2            -- Indenture dated as of June 17, 1997 relating to the
                            $200,000,000 aggregate principal amount of 8 1/2% Senior
                            Notes due 2005 among Specialty Retailers, Inc., Stage
                            Stores, Inc. and State Street Bank and Trust Company, and
                            First Supplemental Indenture dated as of July 2, 1997.
                            (Incorporated by Reference to Exhibit 4.2 of Registration
                            No. 333-32695 on Form S-4).
         *4.3            -- Indenture dated as of June 17, 1997 relating to the
                            $100,000,000 aggregate principal amount of 9% Senior
                            Subordinated Notes due 2007 among Specialty Retailers,
                            Inc., Stage Stores, Inc. and State Street Bank and Trust
                            Company, and First Supplemental Indenture dated as of
                            July 2, 1997. (Incorporated by Reference to Exhibit 4.3
                            of Registration No. 333-32695 on Form S-4).
         *4.4            -- Indenture between 3 Bealls Holding Corporation and
                            Bankers Trust Company, as Trustee, relating to 3 Bealls
                            Holding Corporation's 9% Subordinated Debentures due 2002
                            (Incorporated by Reference to Exhibit 4.2 of Registration
                            No. 33-24571 on Form S-4) and First Supplemental
                            Indenture dated August 2, 1993 (Incorporated by Reference
                            to Exhibit 4.4 of Registration No. 33-68258 on Form S-4).
         *4.5            -- Indenture between 3 Bealls Holding Corporation and IBJ
                            Schroder Bank and Trust Company, as Trustee, relating to
                            3 Bealls Holding Corporation's 7% Junior Subordinated
                            Debentures due 2002 (Incorporated by Reference to Exhibit
                            4.3 of Registration No. 33-24571 on Form S-4) and First
                            Supplemental Indenture dated August 2, 1993 (Incorporated
                            by Reference to Exhibit 4.5 of Registration No. 33-68258
                            on Form S-4).

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
         *4.6            -- Indenture by and between Specialty Retailers, Inc. and
                            The First National Bank of Boston, as Trustee, relating
                            to the 11% Series C and Series D Senior Subordinated
                            Notes due 2003 of Specialty Retailers, Inc. dated July
                            27, 1995 (including form of Note), (Incorporated by
                            Reference to Exhibit 4.1 on Form 10-Q of Apparel
                            Retailers, Inc., dated October 28, 1995).
         *4.7            -- Indenture among SRI Receivables Purchase Co., Inc.,
                            Specialty Retailers, Inc., as Administrative Agent, and
                            Bankers Trust Company, as Trustee and Collateral Agent,
                            relating to the 12.5% Trust Certificate-Backed Notes of
                            SRI Receivables Purchase Co., Inc. (including form of
                            note). (Incorporated by Reference to Exhibit 4.1 on Form
                            10-Q of Apparel Retailers Inc., dated May 4, 1996).
         *4.8            -- Amended and Restated Pooling and Servicing Agreement by
                            and among SRI Receivables Purchase Co., Inc., Specialty
                            Retailers, Inc. and Bankers Trust (Delaware) dated August
                            11, 1995 (Incorporated by Reference to Exhibit 4.6 on
                            Form 10-Q of Apparel Retailers, Inc., dated October 28,
                            1995).
         *4.10           -- First Amendment to Amended and Restated Pooling and
                            Servicing Agreement by and among SRI Receivables Purchase
                            Co., Inc., Specialty Retailers, Inc. and Bankers Trust
                            (Delaware) dated May 30, 1996 (Incorporated by Reference
                            to Exhibit 4.2 on Form 10-Q of Apparel Retailers, Inc.,
                            dated May 4, 1996).
         *4.11           -- Amended and Restated Series 1993-1 Supplement among SRI
                            Receivables Purchase Co., Inc., Specialty Retailers, Inc.
                            and Bankers Trust (Delaware) dated May 30, 1996
                            (Incorporated by Reference to Exhibit 4.3 on Form 10-Q of
                            Apparel Retailers, Inc., dated May 4, 1996).
         *4.12           -- Amended and Restated Series 1993-2 Supplement among SRI
                            Receivables Purchase Co., Inc., Specialty Retailers, Inc.
                            and Bankers Trust (Delaware) dated May 30, 1996
                            (Incorporated by Reference to Exhibit 4.4 on Form 10-Q of
                            Apparel Retailers, Inc., dated May 4, 1996).
         *4.13           -- First Amendment to the Series 1993-2 Supplement and
                            Revolving Certificate Purchase Agreement by and among
                            Specialty Retailers, Inc., SRI Receivables Purchase Co.,
                            Inc., Bankers Trust (Delaware) as Trustee for the SRI
                            Receivables Master Trust, the financial institutions
                            parties thereto and National Westminster Bank Plc, New
                            York branch dated August 11, 1995 (Incorporated by
                            Reference to Exhibit 4.5 on Form 10-Q of Apparel
                            Retailers, Inc., dated May 4, 1996).
         *4.14           -- Amended and Restated Series 1995-1 Supplement by and
                            among SRI Receivables Purchase Co., Inc., Specialty
                            Retailers, Inc. and Bankers Trust (Delaware) on behalf of
                            the Series 1995-1 Certificate holders dated May 30, 1996
                            (Incorporated by Reference to Exhibit 4.6 on Form 10-Q of
                            Apparel Retailers, Inc., dated May 4, 1996).
         *4.15           -- Amended and Restated Receivables Purchase Agreement among
                            SRI Receivables Purchase Co., Inc. and Originators dated
                            May 30, 1996 (Incorporated by Reference to Exhibit 4.7 on
                            Form 10-Q of Apparel Retailers, Inc., dated May 4, 1996).
         *4.16           -- Certificate Purchase Agreements between SRI Receivables
                            Purchase Co., Inc. and the Purchases of the Series 1993-1
                            Offered Certificates (incorporated by Reference to
                            Exhibit 4.10 of Registration No. 33-68258 on Form S-4).
         *4.17           -- Revolving Certificate Purchase Agreement between SRI
                            Receivables Purchase Co., Inc., the Facility Agent and
                            the Revolving Purchasers with respect to the Class A-R
                            certificates (Incorporated by Reference to Exhibit 4.11
                            of Registration No. 33-68258 on Form S-4).

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
         *4.18           -- Certificate Purchase Agreement among SRI Receivables
                            Purchase Co., Specialty Retailers, Inc. and the
                            Certificate Purchaser dated August 11, 1995 (Incorporated
                            by Reference to Exhibit 4.9 on Form 10-Q of Apparel
                            Retailers, Inc., dated October 28, 1995).
        **5.1            -- Opinion of Kirkland & Ellis.
        *10.1            -- Registration Rights Agreement dated as of May 30, 1996 by and among SRI Receivables Purchase Co., Inc. and BT
                            Securities Corporation relating to the sale of SRI
                            Receivables Purchase Co., Inc. 12.5% Trust
                            Certificate-Backed Notes.
        *10.2            -- Equity Stock Purchase Agreement by and among Specialty
                            Retailers, Inc., Tyler Capital Fund, L.P. Tyler
                            Massachusetts, L.P., Tyler International, L.P.-I, Tyler
                            International, L.P.-II, Bain Venture Capital, Citicorp
                            Capital Investors, Ltd., Acadia Partners, L.P., Drexel
                            Burnham Lambert Incorporated, and certain other
                            Purchasers, dated December 29, 1988 (Incorporated by
                            Reference to Exhibit 10.9 of Registration No. 33-27714 on
                            Form S-1) and Amendment to Equity Stock Purchase
                            Agreement dated September 21, 1992 and August 2, 1993
                            (Incorporated by Reference to Exhibit 10.4 of
                            Registration No. 33-68258 on Form S-4).
        *10.3            -- Registration Agreement by and among Specialty Retailers,
                            Inc., Tyler Capital Fund, L.P., Tyler Massachusetts,
                            L.P., Tyler International, L.P.-I, Tyler International,
                            L.P.-II, Bain Venture Capital, Citicorp Capital
                            Investors, Ltd., Acadia Partners, L.P., Drexel Burnham
                            Lambert Incorporated, and certain other Purchasers, dated
                            December 29, 1988 (Incorporated by Reference to Exhibit
                            10.10 of Registration No. 33-27714 on Form S-1) and
                            Amendment to Registration Agreement dated August 2, 1993
                            (Incorporated by Reference to Exhibit 10.5 of
                            Registration No. 33-68258 on Form S-4).
        *10.4            -- Apparel Retailers, Inc. Stock Option Plan (Incorporated
                            by Reference to Exhibit 10.13 to Registration No.
                            33-68258 on Form S-4).
        *10.5            -- Employment Agreement between Stage Stores, Inc. and Carl
                            E. Tooker dated June 12, 1996 (Incorporated by Reference
                            to Exhibit 10.17 of Registration No. 33-5855 on Form
                            S-1).
        *10.6            -- Stock Option Agreement between Specialty Retailers, Inc.
                            and Carl E. Tooker dated June 9, 1993 (Incorporated by
                            Reference to Exhibit 10.18 to Registration No. 33-68258
                            on Form S-4).
        *10.7            -- Purchase Agreement dated July 20, 1995 by and among
                            Specialty Retailers, Inc., Donaldson, Lufkin & Jenrette
                            Securities Corporation, relating to the sale of the
                            Company's 11% Series C Senior Subordinated Notes due 2003
                            (Incorporated by Reference to Exhibit 10.1 on Form 10-Q
                            of Apparel Retailers, Inc., dated October 28, 1995).
        *10.8            -- Registration Rights Agreement dated as of June 11, 1997 among Specialty Retailers, Inc., Credit Suisse First
                            Boston Corporation, Bear, Stearns & Co. Inc. and
                            Donaldson, Lufkin & Jenrette Securities Corporation
                            (Incorporated by Reference to Exhibit 10.8 of
                            Registration No. 333-32695 on Form S-4).
        *10.9            -- Employment Agreement between Mark Shulman and Stage
                            Stores, Inc. dated June 12, 1996 (Incorporated by
                            Reference to Exhibit 10.23 of Registration No. 333-5855
                            of Form S-1).
        *10.10           -- Stock Option Agreement between Mark Shulman and Apparel
                            Retailers, Inc., dated January 31, 1994 (Incorporated by
                            Reference to Exhibit 10.2 on Form 10-Q of Apparel
                            Retailers, Inc., dated April 29, 1995).

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
        *10.11           -- Employment Agreement between James Marcum and Stage
                            Stores, Inc. dated June 12, 1996 (Incorporated by
                            Reference to Exhibit 10.24 of Registration No. 333-5855
                            of Form S-1).
        *10.12           -- Employment between Stephen Lovell and STAGE Stores, Inc.
                            dated June 12, 1996 (Incorporated by Reference to Exhibit
                            10.25 of Registration No. 333-5855 of Form S-1).
        *10.13           -- Employment Agreement between Ron Lucas and Stage Stores,
                            Inc. dated June 12, 1996 (Incorporated by Reference to
                            Exhibit 10.28 of Registration No. 333-5855 of Form S-1).
        *10.14           -- Purchase Agreement dated September 2, 1994 by and among
                            Palais Royal, Inc. and Beall-Ladymon Corporation relating
                            to the sale of certain assets of Beall-Ladymon
                            Corporation (Incorporated by Reference to Exhibit 10.1 on
                            Form 10-Q of Apparel Retailers, Inc., dated July 30,
                            1994).
        *10.15           -- Securities Purchase Agreement among Palais Royal, Inc.
                            and certain selling stockholders of Uhlmans, dated May 9,
                            1996 (Incorporated by Reference to Exhibit 10.1 on Form
                            10-Q of Stage Stores, Inc., dated June 12, 1996).
        *10.16           -- Termination Option Agreement, dated as of March 5, 1997, between Stage Stores, Inc. and C.R. Anthony Company
                            (Incorporated by Reference to Exhibit 10.1 on Form 8-K of
                            Stage Stores, Inc., dated March 5, 1997).
        *10.17           -- Stage Stores, Inc. Equity Incentive Plan (Incorporated by
                            Reference to Exhibit 10.29 of Registration No. 333-5855
                            of Form S-1).
        *21.1            -- List of Registrant's Subsidiaries. (Incorporated by
                            Reference to Exhibit 21.1 of Registration No. 333-32695
                            on Form S-4).
       **23.1            -- Consent of Price Waterhouse LLP (Stage Stores).
       **23.2            -- Consent of Deloitte & Touche LLP (CR Anthony).
       **23.3            -- Consent of Kirkland & Ellis (included in Exhibit 5.1 to this Registration Statement).
        *24.1            -- Power of Attorney for Stage Stores, Inc. (included in
                            signature page hereto).
        *27.1            -- Financial Data Schedule (Incorporated by Reference to
                            Exhibit 27.1 on Form 10-Q dated August 2, 1997).


---------------

  * Previously Filed


 ** Filed Herewith